SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2015

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: April 21, 2016	By:	/s/ Matías Domeyko Cassel
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

1. ANALYSIS OF FINANCIAL POSITION

a) Statement of Financial Position

The principal components of assets and liabilities at each period, as follows:

Assets	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Current assets	2,651,920	3,140,715
Non-current assets	11,154,987	11,607,182

Total assets	13,806,907	14,747,897

Liabilities	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Current liabilities	1,034,251	1,547,086
Non-current liabilities	6,126,211	6,386,075
Non–parent participation	37,735	47,606
Net equity attributable to parent company	6,608,710	6,767,130

Total net equity and liabilities	13,806,907	14,747,897

As of December 31, 2015, total assets decreased by 6.38% or U.S.$941 million compared to December 31, 2014. This deviation was driven mainly by decreases in the balance of cash and cash equivalents, properties, plant and equipment, accounts receivable with related entities and biological assets.

Total liabilities, in turn, decreased by U.S.$773 million mainly attributable to a decrease in financial liabilities.

Set forth below are our main financial and operating indicators as of the dates and for the periods indicated:

Liquidity ratios	12-31-2015	12-31-2014
Current Liquidity (current assets / current liabilities )	2.56	2.03
Acid ratio (( current assets-inventories, biological assets) / current liabilities )	1.42	1.25

Debt indicators	12-31-2015	12-31-2014
Debt to equity ratio (total liabilities / equity)	1.08	1.16
Short-term debt to total debt (current liabilities / total liabilities)	0.14	0.19
Long-term debt to total debt (non-current liabilities / total liabilities)	0.86	0.81

	12-31-2015	31-12-2014
Financial expenses coverage ratio (earnings before taxes + interest expense / interest expense)	2.89	3.41

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Activity ratio	12-31-2015	12-31-2014
Inventory turnover-time (cost of sales / inventories + current biological assets)	2.95	3.10
Inventory turnover-time (excluding biological assets) (Cost of sales /inventory)	3.89	4.07
Inventory permanence-days ((inventories + biological assets) /cost of sales)	122.16	116.19
Inventory permanence-days (excluding biological assets) (inventory / cost of sales)	92.45	88.38

As of December 31, 2015 the short-term debt represented 14% of total liabilities (20% as of December 31, 2014).

Our financial expenses coverage ratio decreased from 3.41 to 2.89 as of December 31, 2014, mainly due to the higher earnings before taxes for 2014, compared to 2015.

b) Statements of income

Income before income tax

Income before income tax registered a profit of U.S.$497 million compared to a profit of U.S.$593 million in 2014. The negative variation of U.S.$95 million is explained by the factors described in the following table:

Item	MU.S.$
Gross margin	(53)
Distribution and Administrative Expenses	27
Other income/ expenses by function	(41)
Financial income/expenses	3
Exchange differences	(31)

Net change in income before income tax	(95)

The main indicators related to result accounts and the details of revenues and operation costs are as follows:

Revenues	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Pulp	2,363,973	2,343,020
Sawn timber	785,939	873,493
Panels	1,847,272	1,943,711
Forestry	116,368	148,517
Other	33,188	33,902

Total revenues	5,146,740	5,342,643

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Sales costs	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Wood	641,821	808,991
Forestry work	636,100	655,257
Depreciation and amortization	371,851	323,306
Other costs	1,861,653	1,866,592

Total sales costs	3,511,425	3,654,146

Profitability index	12-31-2015	12-31-2014
Profitability on equity	5.46	6.30
Profitability on assets	2.58	2.99
Return on operating assets	4.13	4.24

Profitability ratios	12-31-2015	12-31-2014
Income per share (U.S.$) (1)	3.21	3.82
Income after tax (ThU.S.$) (2)	367,711	436,890
Gross margin (ThU.S.$)	1,635,315	1,688,497
Financial costs (ThU.S.$)	(262,962)	(246,473)

(1)	Earnings per share refer to the profit to net equity to parent company.
(2)	Includes interest.

EBITDA	12-31-2015 MU.S.$	12-31-2014 MU.S.$
Gain (loss)	367.7	436.9
Finance costs	263.0	246.5
Financial income	(50.3)	(30.8)
Expenses for income tax	129.7	155.9
EBIT	710.1	808.5
Depreciation and amortization	400.1	353.4
EBITDA	1,110.2	1,162.0
Cost at fair value of the harvest	306.7	353.3
Gain from changes in fair value of biological assets	(210.5)	(284.5)
Exchange difference	41.2	10.0
Others*	34.9	31.5
Adjusted EBITDA	1,282.4	1,272.2

*	2015: Forest loss provision MU.S.$34.9; 2014: Forest roads amortization MU.S.$31.5.

2. MAIN SOURCES OF FINANCING

Arauco’s financing needs are mainly covered through the capital markets, with bond issuances and credits obtained from banks and financial institutions serving as the main sources of financing. For short-term borrowing, Arauco follows a liquidity policy which indicates the amounts and institutions from which it can borrow according to several conditions defined in the policy. In the case of long-term debt, corporate bond issuances in the local market and also in international markets are used as sources of new resources. Another source of long-term financing corresponds to borrowings from banks and financial institutions around the world.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

3. DIFFERENCE BETWEEN ECONOMIC VALUES AND BOOK ASSETS

Assets and liabilities are presented in the Financial Statements according to International Financial Reporting Standards and instructions issued by the Chilean Securities Commission.

We believe that there are no material differences between the economic value of our assets and the value reflected in these Financial Statements.

4. MARKET SITUATION

Pulp Division

The last quarter of 2015 experienced a drop in prices, due to changes in demand and supply. Uncertainty and economic instability in China - an important driver in the pulp market—and other countries gave way to less active demand. On the supply side, new pulp mills coming into operation this quarter as well as last quarter led to fairly oversupplied markets. Inventory levels were relatively stable compared to the third quarter, with long fiber inventories decreasing by one day to 29 days and flat inventories for short fiber stocks at 39 days.

Long and short fiber prices fell gradually throughout the quarter in Asia, shrinking approximately US$ 50 and US$ 65 per ton respectively, which translates into an 8% and 10% decrease. China´s weakening economy and higher volatility has affected the paper industry in general, even reaching higher inventory levels despite declining production. Paper producers fix prices in dollars that are sometimes paid 90 to 120 days later; therefore, the devaluation of the Yuan has been a critical factor during this quarter. Other Asian countries have had a similar development; their markets are decisively smaller and therefore are practically price-takers.

European markets also saw negative price adjustments, although more moderate than in Asia. Prices for both fibers decreased approximately US$ 35, which translates into a 6% decline for long fiber and 4% decline for short fiber. Active demand has been offset by oversupply. The paper market has recovered and producers have been ordering at pertinent levels, weeks and even months in advance. With this in mind, there are possibilities that the price will increase in some paper markets, but will not in turn affect pulp prices. This is due to high inventory levels as well as heightened production. Competition is fairly local, with European producers using more timely and competitive logistics than other producers in the long fiber market.

In the Middle East, markets remain active and buyers are benefiting from Europe’s oversupply and China’s instability and diminishing demand to lower prices. Long fiber decreased about 3% during the quarter, while short fiber decreased about 6%.

Demand in Latin America remains stable, with the exception of Brazil, whose paper demand has deteriorated. Arauco´s pulp mill located in Argentina only produces long fiber pulp, which has the advantage of mainly competing with imports from the United States.

It is important to note that freight expenses fell during this quarter, especially in container shipments. This decrease affected the last quarter of 2015 and should be seen well into the first quarter of 2016, since there are many medium term contracts with buyers. Lower freight expenses means more possibilities to reach other destinations and be more competitive in markets too far away from Chile.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Programmed annual maintenances in the Nueva Aldea Plant and Valdivia Plant suffered no setbacks and went according to plan during this quarter

Sawn Timber Division

Sawn timber markets continue to decline during the fourth quarter of 2015, showing lower sales in volume and revenues in comparison to the third quarter of 2015. More supply has been coming from different producers that have taken advantage of their devalued currencies and started to compete in many of our principal markets.

In North America, our moldings continue to thrive as the constructions and renovations market maintains its momentum. However, higher export volumes from Brazil have put pressure on prices, especially during this fourth quarter.

The rest of Latin America continues to show a stable level of demand, which has enabled us to increase our market share and commercialize the desired product mix.

Panels Division

Sales have experienced a decline during the last quarter of 2015 when compared to the same quarter of the year before; sales decreased 2.4% in total during the year 2015 when compared to 2014. This is due to two principal factors: the continuous deceleration of MDF demand in the Brazilian market, and a higher supply of plywood from Chile and Brazil which has started to compete in our traditional markets, thus decreasing prices.

MDP sales from the Teno Mill have risen throughout 2015, explained by more demand as well as a better sales mix.

Particleboard sales in North America kept strengthening thanks to our value added products, and demand remained stable. However, sales declined due to some production problems in some of our mills.

The MDF market has been slower in North America, due to lower demand and more competition from Canadian and Brazilian producers that have taken advantage of their currency depreciation to export more of their products. This effect has translated in lower price for MDF panels and moldings.

The devaluation of the Real in Brazil, along with a lower demand in local markets and higher supply levels have put pressure in domestic prices throughout the year. This made export volumes increase and at very competitive prices. The ability to export MDF and particleboards from Argentina remained hindered, which meant that practically everything produced within this country was sold locally.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

5. ANALYSIS OF CASH FLOW

The main components of net cash flow in each period are as follows:

	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Positive (negative) Cash flow
Cash flow from operating activities	853,650	985,175
Cash flow from (used in) financing activities:
Loan and bond payments	(668,320)	135,006
Dividend payments	(143,003)	(141,089)
Others	(853)	(1,802)
Cash flow from (used in) investment activities:
Loans to related companies	(23,628)	(158,797)
Incorporation and sale of property, plant and equipment	(315,525)	(396,304)
Incorporation and sale of biological assets	(125,626)	(101,881)
Acquisition of subsidiaries	(10,090)
Dividend received	6,350	12,073
Others	(9,261)	(10,249)

Positive Net cash flow (negative)	(436,306)	322,132

The financing cash flow has a negative balance of U.S.$812 million in the current period with variations on the previous period (negative balance of U.S.$8 million) mainly as a result of increased payment of financial liabilities.

In relation to the flow of investment at the end of the current period, there was a negative balance of U.S.$478 million (U.S.$655 million in 2014), mainly due to lower disbursements from the acquisition of properties, plant, equipment, minors loans to related entities in 2015.

6. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of December 31, 2015, a ratio of fixed rate debt to total consolidated debt of approximately 85.7%, which it believes is consistent with industry standards. The Company does not participate in futures trading as to maintain one of the lowest cost structures in the industry, the risks for price fluctuations are bounded.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both the accounts receivable and most financial liabilities are denominated in U.S. dollars or are covered by an exchange rate swap, as well as most of their revenues. As a result, exposure to changes in the exchange rate has decreased significantly.

In the report to the Consolidated Financial Statements as of December 31, 2015, a detailed analysis of the risks associated with the business of Arauco is available (See Note 23).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Assets
Current Assets
Cash and cash equivalents	5	500,025	971,152
Other current financial assets	23	32,195	7,633
Other current non-financial assets	25	133,956	177,728
Trade and other current receivables	23	733,322	731,908
Accounts receivable from related companies	13	3,124	4,705
Current Inventories	4	909,988	893,573
Current biological assets	20	272,037	307,551
Current tax assets		64,079	38,477
Total Current Assets other than assets or disposal groups classified as held for sale		2,648,726	3,132,727
Non-Current Assets or disposal groups classified as held for sale	22	3,194	7,988
Non-Current Assets or disposal groups classified as held for sale or as held for distribution to owners		3,194	7,988
Total Current Assets		2,651,920	3,140,715
Non-Current Assets	23
Other non-current financial assets	25	595	5,024
Other non-current non-financial assets	23	125,516	101,094
Trade and other non-current receivables		15,270	31,001
Related party receivables, non current	13	0	151,519
Investments accounted for using equity method	15	264,812	326,045
Intangible assets other than goodwill	19	88,112	93,258
Goodwill	17	69,475	82,573
Property, plant and equipment	7	6,896,396	7,119,583
Non-current biological assets	20	3,554,560	3,538,802
Deferred tax assets		140,251	158,283
Total non-Current Assets		11,154,987	11,607,182
Total Assets		13,806,907	14,747,897

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

	Note	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Equity and liabilities
Liabilities
Current Liabilities
Other current financial liabilities	23	296,038	742,343
Trade and other current payables	23	583,018	630,406
Accounts payable to related companies	13	7,141	6,036
Other current provisions	18	858	2,535
Current tax liabilities		10,976	25,860
Current provisions for employee benefits	10	4,497	3,590
Other current non-financial liabilities	25	131,723	136,316
Total current liabilities other than assets included in disposal groups classified as held for sale		1,034,251	1,547,086
Total Current Liabilities		1,034,251	1,547,086
Non-Current Liabilities
Other non-current financial liabilities	23	4,236,965	4,453,819
Other non-current provisions	18	34,541	64,529
Deferred tax liabilities	6	1,755,528	1,757,149
Non-current provisions for employee benefits	10	51,936	48,582
Other non-current non-financial liabilities	25	47,241	61,996
Total non - current liabilities		6,126,211	6,386,075
Total liabilities		7,160,462	7,933,161
Equity
Issued capital		353,618	353,618
Retained earnings		7,204,452	6,984,564
Other reserves		(949,360)	(571,052)
Equity attributable to parent company		6,608,710	6,767,130
Non-controlling interests		37,735	47,606
Total equity		6,646,445	6,814,736
Total equity and liabilities		13,806,907	14,747,897

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		January-December
	Note	2015 ThU.S.$	2014 ThU.S.$
Income Statement
Revenue	9	5,146,740	5,342,643
Cost of sales	3	(3,511,425)	(3,654,146)
Gross profit		1,635,315	1,688,497
Other income	3	273,026	368,924
Distribution costs	3	(528,470)	(556,837)
Administrative expenses	3	(551,977)	(550,809)
Other expense	3	(83,388)	(138,769)
Profit (loss) from operating activities		744,506	811,006
Finance income	3	50,284	30,772
Finance costs	3	(262,962)	(246,473)
Share of profit (loss) of associates and joint ventures accounted for using equity method	15	6,748	7,481
Exchange rate differences		(41,171)	(9,961)
Income before income tax		497,405	592,825
Income Tax	6	(129,694)	(155,935)
Net Income		367,711	436,890

Net income attributable to
Net income attributable to parent company		362,689	431,958
Income attributable to non-controlling interests		5,022	4,932
Profit (loss)		367,711	436,890

Basic earnings per share
Basic earnings per share from continuing operations		0.0032051	0.0038172

Basic earnings per share		0.0032051	0.0038172

Earnings per diluted shares
Earnings per diluted share from continuing operations		0.0032051	0.0038172

Earnings per diluted share		0.0032051	0.0038172

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		January-December
	Note	2015 ThU.S.$	2014 ThU.S.$
Profit (loss)		367,711	436,890
Components of other comprehensive income that will not be reclassified to profit or loss before tax:
Other comprehensive income before tax actuarial gains losses on defined Benefit plans		(1,530)	(12,829)
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss before tax		(781)	(4,781)
Other Comprehensive Income that will not be reclassified to profit or loss before tax		(2,311)	(17,610)
Components of other comprehensive income that will be reclassified to profit or loss before tax:
Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	(385,109)	(163,844)
Other Comprehensive Income before tax exchange differences on translation		(385,109)	(163,844)
Cash flow hedges
Gains (losses) on cash flow hedges, before tax		11,859	(43,228)
Recycle of cash flow hedges to profit or loss before tax		(16,122)	949
Other Comprehensive Income before tax Cash flow hedges		(4,263)	(42,279)
Other Comprehensive income that will be reclassified to profit or loss before tax		(389,372)	(206,123)
Income tax relating to components of other comprehensive Income that will not be reclassified to profit or loss before tax
Income tax relating to defined benefit plans of other comprehensive income		649	3,404
Income tax relating to components of other comprehensive Income that will be reclassified to profit or loss before tax
Income tax relating to cash flow hedges of other comprehensive income	6	1,889	10,764
Other comprehensive income		(389,145)	(209,565)
Comprehensive income		(21,434)	227,325

Comprehensive Income attributable to
Comprehensive income, attributable to owners of parent company		(15,619)	226,866
Comprehensive income, attributable to non-controlling interests		(5,815)	459
Total comprehensive income		(21,434)	227,325

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

12-31-2015	Issue Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial gains or losses on defined benefit plans ThU.S.$	Several Other Reserves ThU.S.$	Other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent T.hU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01/01/2015	353,618	(498,495)	(53,022)	(15,790)	(3,745)	(571,052)	6,984,564	6,767,130	47,606	6,814,736
Changes in Equity:
Comprehensive income
Net income							362,689	362,689	5,022	367,711
Other comprehensive income, net of tax		(374,275)	(2,374)	(878)	(781)	(378,308)		(378,308)	(10,837)	(389,145)
Comprehensive income	0	(374,275)	(2,374)	(878)	(781)	(378,308)	362,689	(15,619)	(5,815)	(21,434)
Dividends							(142,801)	(142,801)	(3,228)	(146,029)
Increase (decrease) through for transfers and other changes equity							0	0	(828)	(828)
Changes in equity	0	(374,275)	(2,374)	(878)	(781)	(378,308)	219,888	(158,420)	(9,871)	(168,291)
Closing balance at 12/31/2015	353,618	(872,770)	(55,396)	(16,668)	(4,526)	(949,360)	7,204,452	6,608,710	37,735	6,646,445

12-31-2014	Issue Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial gains or losses on defined benefit plans ThU.S.$	Several Other Reserves ThU.S.$	Other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent T.hU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01/01/2014	353,618	(339,105)	(21,507)	(6,384)	1,036	(365,960)	7,004,640	6,992,298	52,242	7,044,540
Changes in Equity:
Comprehensive income
Net income							431,958	431,958	4,932	436,890
Other comprehensive income, net of tax		(159,390)	(31,515)	(9,406)	(4,781)	(205,092)		(205,092)	(4,473)	(209,565)
Comprehensive income	0	(159,390)	(31,515)	(9,406)	(4,781)	(205,092)	431,958	226,866	459	227,325
Dividends							(159,879)	(159,879)	(4,533)	(164,412)
Increase (decrease) for transfer and other changes							(292,155)	(292,155)	(562)	(292,717)
Changes in equity	0	(159,390)	(31,515)	(9,406)	(4,781)	(205,092)	(20,076)	(225,168)	(4,636)	(229,804)
Closing balance at 12/31/2014	353,618	(498,495)	(53,022)	(15,790)	(3,745)	(571,052)	6,984,564	6,767,130	47,606	6,814,736

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the periods ended December 31,
	2015 ThU.S.$	2014 ThU.S.$
STATEMENTS OF CASH FLOWS
Cash Flows from (used in) Operating Activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	5,733,693	5,629,175
Receipts from collections from insurance claims, annuities and other policy benefits	4,715	5,100
Other cash receipts from operating activities	332,981	359,539
Classes of cash payments
Payments to suppliers for goods and services	(4,260,587)	(4,190,295)
Payments to and on behalf of employees	(490,723)	(499,370)
Other cash payments from operating activities	(169,237)	(122,027)
Interest paid	(229,894)	(204,915)
Interest received	17,720	46,658
Income taxes refund (paid)	(87,784)	(37,285)
Other (outflows) inflows of cash, net	2,766	(1,405)
Net Cash flows from Operating Activities	853,650	985,175

Cash flows (used in) investing activities

Cash flow used in obtaining control of subsidiaries or other businesses	(10,090)	0
Cash flow used in the purchase of non-controlling interests	(814)	0
Other payments to purchase associates and joint ventures	0	(1,882)
Loans to related parties	(23,628)	(158,797)
Proceeds from sale of property, plant and equipment	5,860	63,492
Purchase of property, plant and equipment	(321,385)	(459,796)
Proceeds from sales of intangible assets	99	0
Purchase of intangible assets	(10,395)	(10,101)
Proceeds from other long-term assets	506	40,257
Purchase of other non-current assets	(126,132)	(142,138)
Dividends received	6,350	12,073
Other outflows of cash, net	1,849	1,734
Cash flows used in Investing Activities	(477,780)	(655,158)

Cash flows from (used in) Financing Activities
Total loans obtained	280,863	1,035,601
Loans obtained in long term	890	829,348
Proceeds from short-term borrowings	279,973	206,253
Repayments of borrowings	(949,183)	(900,595)
Dividends paid by subsidiaries	(143,003)	(141,089)
Other inflows of cash, net	(853)	(1,802)
Cash flows from (used in) Financing Activities	(812,176)	(7,885)

Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	(436,306)	322,132
Effect of exchange rate changes on cash and cash equivalents	(34,821)	(18,192)

Net increase (decrease) of Cash and Cash equivalents	(471,127)	303,940
Cash and cash equivalents, at the beginning of the period	971,152	667,212
Cash and cash equivalents, at the end of the period	500,025	971,152

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015 AND 2014

NOTE 1. PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

Entity Information

Celulosa Arauco y Constitución S.A. and subsidiaries, (hereafter “Arauco” or the “Company”), tax identification number 93,458,000-1, is a closely held corporation, that was registered in the Securities Registry (the “Registry”) of the Superintendency of Securities and Insurance (the “SVS”) as No. 042 on June 14, 1982. Additionally, the Company is registered as a non-accelerated filer with the Securities and Exchange Commission (SEC) of the United States of America.

Forestal Cholguán S.A., subsidiary of Arauco, is also registered in the Securities Registry as No. 030.

The Company’s head office address is El Golf Avenue 150, floor 14th, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of forestry and timber products. Its main operations are focused on the following business areas: Pulp, Plywood and Fiberboard Panels, Sawn Timber and Forestry.

Arauco is controlled by Empresas Copec S.A., which owns 99.9780% of Arauco, and is registered in the Securities Registry as No. 0028. Each of the above mentioned companies is subject to the oversight of the SVS.

The ultimate shareholders of Arauco are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through the entity Inversiones Angelini y Cia. Ltda., which owns 63.4015% of the shares of AntarChile S.A., the controlling shareholder of our parent company Empresas Copec S.A.

Arauco’s Consolidated Financial Statements were prepared on a going concern basis.

Presentation of Consolidated Financial Statements

The Financial Statements presented by Arauco are comprised by the following:

•	Consolidated Statements of Financial Position as of December 31, 2015 and 2014.

•	Consolidated Statements of Profit or Loss by function for the years ended December 31, 2015 and 2014.

•	Statements of Other Consolidated Comprehensive Income for the years ended December 31, 2015 and 2014.

•	Consolidated Statements of Changes in Equity for the years ended December 31, 2015 and 2014.

•	Consolidated Statements of Cash Flows for the years ended December 31, 2015 and 2014.

•	Explanatory disclosures (notes)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Period Covered by the Consolidated Financial Statements

As of December 31, 2015 and 2014 and for the periods between January 1 and December 31, 2015 and 2014

Date of Approval of Consolidated Financial Statements

These consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) at the Extraordinary Session N° 544 held on March 9, 2016 for the year ended December 31, 2015.

Abbreviations used in this report:

IFRS - International Financial Reporting Standards

IASB - International Accounting Standards Board

IAS - International Accounting Standards

IFRIC - International Financial Reporting Standards Interpretations Committee

MU.S.$ - Millions of U.S. dollars

ThU.S.$ - Thousands of U.S. dollars

U.F. - Inflation index-linked units of account

EBITDA - Earnings Before Interest, Taxes, Depreciation, and Amortization

ICMS - Tax movement of inventories and services (Brazil)

Functional and Presentation Currency

Arauco and most of its subsidiaries determined the United States (“U.S.”) Dollar as its functional currency since the majority of its revenues from sales of its products are derived from exports denominated in U.S. Dollars, while their costs of sales are to a large extent related or indexed to the U.S. Dollar.

In relation to the cost of sales, although labor and services costs are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials, which are driven mainly by global markets and therefore, influenced mostly by the U.S. Dollar.

For the pulp operating segment, most of the sales are exports denominated in U.S. Dollars and costs are mainly related to plantation costs which are settled in U.S. Dollars.

For the sawn timber, panel and forestry operating segments, although total sales include a mix of domestic and exports sales, prices of the products are established in U.S. Dollars, which is also the case for the cost structure of the related raw materials.

The presentation currency of the consolidated financial statements is the U.S. Dollar.Figures on these consolidated financial statements are presented in thousands of U.S. Dollar (ThU.S.$).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Summary of significant accounting policies

a) Basis for preparation of consolidated financial statements

The consolidated Financial Statements of Arauco for the period ended December 31, 2015 and 2014 present in all material respects its financial position, its results of operations and its cash flows in accordance with the standards of the Superintendency of Securities and Insurance ( SVS ) that consider the IFRS, except as instructed in the Official Circular Letter No 856 of the Superintendency of Securities and Insurance which provides in an exceptional form of accounting of changes in assets and liabilities for deferred tax caused by Law No. 20,780, published in the Official Journal on September 29, 2014 (See Note 6).

The consolidated financial statements have been prepared on the historical cost basis, except for biological assets and certain derivative financial instruments which are measured at revalued amounts or fair value at the end of each period as explained in the following significant accounting policies.

b) Critical accounting estimates and judgments

The preparation of these consolidated financial statements, in accordance with Superintendency of Securities and Insurance (SVS), requires management to make estimates and assumptions that affect the carrying amounts reported. These estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the consolidated financial statements.

-Biological Assets

The recovery of forest plantations is based on discounted cash flow models which means that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, based on our sustainable forest management plans and the estimated growth of forests.

These discounted cash flows require estimates in growth, harvest, sales prices and costs; therefore it is important that management make appropriate estimates of future levels and trends for sales and costs, as well as conduct regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates. The main considerations used to measure forest plantations are presented in Note 20, including a sensitivity analysis.

-Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of the Group’s holding in the identifiable net assets of the acquired subsidiary at the date of acquisition. Said fair value is determined whether based on assessments and/or the discounted future flow method using hypotheses in their determination, such as sales prices and industry indexes, among others. See Note 17.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

-Litigation and Contingencies

Arauco and its subsidiaries are subject to certain litigation proceedings. Future impact on Arauco’s financial condition derived from such litigations is estimated by management, in collaboration with its legal advisors. Arauco applies judgment when interpreting the reports of its legal advisors who provide updated estimates of the legal contingencies at each reporting period and/or at each time a modification is determined to be necessary. For a description of current litigations see Note 18.

c) Consolidation

The consolidated financial statements include all entities over which Arauco has the power to direct the relevant financial and operating activities. Subsidiaries (including special purpose entities) are consolidated from the date on which control is obtained and up to the date that control ceases.

Specifically, a company controls an investee or subsidiary if, and only if, they have all of the following:

(a) power over the investee, i.e. the investor has existing rights which give it the ability to direct the relevant activities (the activities that significantly affect the investee’s returns)

(b) exposure or rights to variable returns from involvement with the investee; and

(c) the ability to use power over the investee to affect the amount of the investor’s returns.

When Arauco holds less than the majority of voting rights in a company in which it participates, it nonetheless has the power over said company - when these voting rights are enough - to grant it in practice the ability to unilaterally direct said company’s relevant activities. Arauco takes into account all facts and circumstances in order to assess if the voting rights in a company in which it participates are enough for granting it nthe power, including:

a) the size of the investor’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

b) potential voting rights held by the investor, other vote holders or other parties;

c) rights arising from other contractual arrangements; and

d) any additional facts and circumstances that indicate the investor has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

The Company will reevaluate whether or not it holds control of a company in which participates if the facts and circumstances indicate that changes have occurred in one or more of the three elements of control mentioned above.

Consolidation of an investee shall begin from the date the investor obtains control of the investee and cease when the investor loses control of the investee. An entity includes the income and expenses of an acquired or sold subsidiary in the consolidated financial statements from the date it gains control until the date when the entity ceases to control the subsidiary.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

The profit or loss of each component of other comprehensive income is attributed to owners of the parent company and the non-controlling interest, as appropriate. Total comprehensive income is attributed to the owners of the parent company and non-controlling interests even if the results of the non-controlling interest have a deficit balance.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for transactions and other events in similar circumstances, appropriate adjustments are made to the financial statements of subsidiaries in order to ensure compliance with Arauco’s accounting policies.

All intercompany transactions and unrealized gains and losses from subsidiaries have been fully eliminated from consolidated financial statements and non-controlling interest is presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

The consolidated financial statements at the end of this period include the assets, liabilities, income and expenses of the subsidiaries shown in Note 13.

Certain consolidated subsidiaries have Brazilian Real and Chilean Pesos as their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated into the presentation currency as indicated in Note 1 (e) (ii).

d) Segments

Arauco has defined its operating segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The Chief Operating Decision Maker (CODM) is the Chief Executive Officer who is responsible for making these decisions and it is supported by the Corporate Managing Directors of each segment.

Based on the aforementioned process, the Company has established operating segments according to the following business units:

•	Pulp

•	Panels

•	Sawn Timber

•	Forestry

Refer to Note 24 for detailed financial information by operating segment.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

e) Functional currency

(i) Functional currency

All items in the financial statements of Arauco and each of its subsidiaries, associates and jointly controlled entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The consolidated financial statements are presented in U.S. dollars, which is Arauco’s functional and presentation currency.

(ii) Translation to the presentation currency of Arauco

For the purposes of presenting consolidated financial statements, assets and liabilities of Arauco’s operations in a functional currency different from Arauco´s are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences are recognized in other comprehensive income and accumulated in “Other reserves” within–equity.

(iii) Foreign Currency Transactions

Transactions in currencies other than the functional currency are recognized at the exchange rates prevailing at the dates of the transactions. Profit or loss on transactions in currencies other than the functional currency resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the statement of income, except those which are recorded in other comprehensive income and accumulated in equity such as cash flows hedging derivatives.

f) Cash and cash equivalents

Cash and cash equivalents include cash-in-hand, deposits held on demand at banks and other short term highly liquid investments with an original maturity of three months or less and which are subject to an insignificant risk of changes in value.

g) Financial Instruments

Financial assets

Financial assets are classified into the following specified categories: ‘loans and receivables’ and “derivative financial instruments”. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All purchases and sales of financial assets are recognized and derecognized on the trade date, which require delivery of assets within the same time frame established by regulation or convention in the marketplace.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are classified as current assets, except for those with maturities more than 12 months after the

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

reporting period, which are classified as non-current assets. Loans and receivables include trade and other receivables.

Loans and receivables are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition and are subsequently measured at amortized cost using the effective interest rate method, less any impairment.

Derivative financial instruments are explained in Note 1 h)

Financial liabilities

Financial liabilities (including borrowings and trade and other payables) are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments (including all fees and amounts paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Financial obligations are classified as current liabilities, unless Arauco holds an unconditional right to defer their settlement during at least 12 months after the balance sheet’s date.

The estimate of the fair value of obligations with banks is determined using valuation techniques that include discounted cash flow analyses applying rates of similar loans. Bonds are appraised at market value.

h) Derivative financial instruments

(i) Derivative Financial Instruments - The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps, currency swaps and zero cost collar contracts. The company’s policy is that derivative contracts are entered into for economic hedging purposes and that there be no instruments for speculation purposes.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss unless the derivative is designated as a hedging instrument and complies with hedge accounting requirements of IAS 39, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

(ii) Embedded derivatives - The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. Arauco has determined that no embedded derivatives currently exist.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

(iii) Hedge accounting - The Company designates certain hedging instruments as either fair value hedges or cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, Arauco documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

-Fair Value Hedges under IAS 39- Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The change in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk are recognized in profit or loss in the line item relating to the hedged item.

-Cash flow hedges under IAS 39 - The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the Finance costs line item in the consolidated statement of profit or loss. Amounts previously recognized in other comprehensive income are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in profit or loss. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

i) Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method.

The cost of finished and in process products includes the cost of raw materials, direct labor, other direct costs and manufacturing overhead expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

When market conditions result in the production costs of a product exceeding its net realizable value, the inventories are written-down to their net realizable value. This write-down also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

Spare parts that will be consumed in a period of less than twelve months are presented in inventories and recognized as an expense when they are consumed.

j) Non-current assets held for sale

The Group classifies certain property, plant and equipment, intangible assets, investments in associates and disposal groups (groups of assets to be sold together with their directly associated liabilities) as non-current assets held for sale which as of the date of the statement of financial position are the subject of active sale efforts which are estimated to be highly probable. Non-current assets held for sale are presented separately from the other assets in the balance sheet.

These assets or disposal groups are measured at the lower of the carrying amount or the fair value less the costs to sell, and are no longer depreciated or amortized from the time they are classified as non-current assets held for sale.

k) Business Combinations

Arauco applies the acquisition method to account for a business combination. This method requires the identification of the acquirer, determination of the acquisition date, recognition and measurement of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and recognition and measurement of goodwill or a gain from a bargain purchase. Identifiable assets acquired and liabilities assumed and any contingent liabilities in a business combination are initially measured at fair value at the acquisition date, except:

-deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 respectively;

-liabilities or equity instruments related to share-based payment arrangements of the acquire or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquire are measured in accordance with IFRS 3 at the acquisition date; and

-assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with such standard.

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IAS 39.

A parent will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Changes in the ownership interest of a parent in its subsidiary that do not result in a loss of control are treated as equity transactions. Any difference between the amount by which non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the parent company. No adjustment is made to the carrying amount of goodwill, neither gains nor losses are recognized in the statement of profit or loss.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may initially be measured either at fair value or at the present ownership instruments’ proportionate share of non-controlling interests, in the recognized amounts of the acquiree’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

Arauco measures the fair value of the acquired company in the business combination achieved in stage (“step acquisition”), recognizing the effects of remeasurement of previously held equity interest in the acquiree in the statements of income.

If the initial accounting for a business combination is not completed by the end of the reporting period in which the combination occurs, Arauco reports preliminary amounts for the items for which the accounting is incomplete. During the measurement period (no more than one year), these preliminary amounts are retrospectively adjusted, or additional assets or liabilities are recognized to reflect new information about facts and circumstances that existed at the acquisition date, if known, would have affected the amounts recognized at that date.

Business combinations that are under common control transactions are accounted using as a reference the pooling of interest. Under this method, assets and liabilities related to the transaction carry over the previous carrying values. Any difference between assets and liabilities included in the consolidation and the consideration transferred, is accounted in equity.

l) Investments in associates and joint arrangements

Associates are entities over which Arauco exercises significant influence, but not control. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Joint arrangement is defined as an entity over which there is joint control, which exists only when the decisions about strategic of activities, both financial and operational, require the unanimous consent of the parties sharing control.

Investments in joint arrangements are classified as a joint venture or as a joint operation. A joint operation is a joint arrangement in which the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement in which the parties that have joint control of the arrangement (i.e., participants in a joint venture) have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize Arauco’s share of the profit or loss and other comprehensive income. Dividends received are recognized by deducting the amount received from the carrying amount of

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

the investment. Arauco’s investment in associates includes goodwill (both net of any accumulated impairment loss).

The investments in joint operations are recognized through consolidation of assets, liabilities and results of operations in relation to Arauco’s ownership percentage.

Investments in associates and joint ventures are presented in the consolidated statement of financial position in the line item “Investments accounted for using equity method”.

If Arauco’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, Arauco discontinues recognizing its share of further losses. After Arauco’s carrying value in the investee is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Arauco has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, Arauco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

m) Intangible assets other than goodwill

After initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life is allocated over the asset’s useful life. Amortization begins when the asset is available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

(i)	Computer Software

Computer software licenses are capitalized in terms of the costs incurred to acquire and make them compatible with existing software. These costs are amortized over the estimated useful lives of the software.

(ii)	Water Rights, Easements and Other Rights

This item includes water rights, easements and other acquired rights recognized at historical cost which have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate future cash flows. These rights are not amortized, but are tested for impairment at least annually, or when there is any indication that the assets might be impaired.

(iii)	Customers and trade relations with customers

Correspond to the valuation over the time of the established relationship with customers, from the sale of products and services through its sales team. These relations will materialize in sales orders, which generate revenue and cost of sales. The useful life has been determined to be 15 years.

n) Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statement of income.

Goodwill is not amortized but tested for impairment on annual basis.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit or a group of cash generating units expected to benefit from the synergies of the combination irrespective of whether other assets or liabilities of the acquiree are allocated to those units or group of units.

The goodwill generated on acquisitions of foreign companies, is expressed in the functional currency of such foreign company.

Goodwill recognized for the acquisition of the subsidiary Arauco do Brasil S.A. whose functional currency is the Brazilian Real, is translated into U.S. Dollars at the closing exchange rate. At the date of these consolidated financial statements, the change in the carrying amount of goodwill in Brazil is only related to the net exchange rate differences on translation.

o) Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. The cost includes expenditures that are directly attributable to the acquisition of the assets.

Subsequent costs, such as improvements and replacement of components, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Arauco and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized from property, plant and equipment. All other repairs and maintenance costs are expensed in the period in which they are incurred.

Arauco capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of those assets, until the assets are ready for their intended use (See Note 12).

Depreciation is calculated by components using the straight-line method.

The useful lives of the items of property, plant and equipment is estimated according to the expected use of the assets.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, annually.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

p) Leases

Arauco applies IFRIC 4 to assess whether an arrangement is, or contains, a lease. Leases of assets in which Arauco substantially holds all the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

Finance leases are initially recognized at the lower of the fair value at the inception of the lease of the leased property and the present value of the minimum lease payments.

When assets are leased under a finance lease, the present value of lease payments are recognized as financial account receivables. Finance income, which is the difference between the gross receivable and the present value of such amount, is recognized as the interest rate of return.

Leases in which substantially all risks and rewards are not transferred to the lessee are classified as operating leases. Payments under operating leases (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term.

Arauco evaluates the economic nature of the contracts that grant the right to use certain assets, for the purposes of determining the existence of implied leases. In these cases, the Company separates - at the beginning of the contract, and based on relative reasonable values - payments and considerations associated with the lease, from the rest of the elements incorporated to the contract.

q) Biological Assets

IAS 41 requires that biological assets, such as standing trees, are measured at fair value less cost to sell in the statement of financial position. Forestry plantations are accounted for at fair value less costs to sell, based on the presumption that fair values of these assets can be measured reliably.

The measurement of forestry plantations is based on discounted cash flow models whereby the fair value of the biological assets is determined using estimated future cash flows from continuing operations calculated using our sustainable forest management plans and including the estimated growth of the forests. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

The measurement of new forestry plantations made during the current year is made at cost, which corresponds to the fair value at that date. After twelve months, the valuation methodology used is that explained in the preceding paragraph.

Biological assets shown as current assets correspond to those forestry plantations that will be harvested in the short term.

Biological growth and changes in fair value of forestry plantations are recognized in the line item “Other income” in the consolidated statement of profit or loss.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

r) Income tax expense and deferred income tax assets and liabilities.

The tax liabilities are recognized in the consolidated financial statements based on the determination of taxable income for the year and calculated using the tax rates in force in the countries where Arauco operates.

Deferred income tax is recognized using liability method, on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated annual accounts. Deferred income tax is determined using tax rates contained in laws adopted as of the date of the financial statements and that are expected to be applicable when the related deferred tax asset is realized or the deferred income tax liability is settled.

Deferred income taxes are registered according to rules established in IAS12 “Income Taxes”, except for the application in 2014 of the Official Circular Letter No. 856 issued on October 17, 2014 by the SVS, which instructed auditees to register in the respective fiscal year against equity on a one-time basis, differences in assets and liabilities for deferred taxes occurred as a direct effect of the increase in the first category tax rate introduced by Law No. 20,780.

This statement differs from that established by the IFRS, which requires that the effect be recorded against income.

This instruction issued by the SVS meant in the consolidated financial statements as of December 31, 2014, a change in the framework of preparation and presentation of financial information adopted by that date, since the previous frame (IFRS) requires to be adopted in a comprehensive, explicit and unreserved manner.

The effect of this change in accounting bases meant in year 2014 a charge to retained earnings amounting to ThU.S.$292,155, which according to IFRS should have been presented under results of the year ended December 31, 2014.

The goodwill arising on business combinations does not give rise to deferred tax.

The deferred tax assets and tax credits are generally recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which those deductible temporary differences can be utilized.

s) Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period.

t) Revenue recognition

Revenues are recognized when Arauco has transferred the risks and rewards of ownership to the buyer and Arauco has no right to dispose of the assets, nor effective control of such good.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

(i) Revenue recognition from the Sale of Goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably.

Sales are recognized in terms of the price agreed to in the sales contract, less any volume discounts and estimated product returns at the date of the sale. Volume discounts are evaluated in terms of estimated annual purchases. There is no significant financing component given that receivables from sales are collected within a short period, which is in line with market practices.

The structure for recognizing revenue from export sales is based on the 2010 Incoterms, which are the official rules for the interpretation of commercial terms issued by the International Chamber of Commerce.

The main Incoterms used by Arauco are the following:

“CFR (Cost and freight)”, where the company bears all costs including main transportation, until the products arrives at its port of destination. The risk is transferred to the purchaser once the products have been loaded onto the vessel, in the country of origin.

“CIF (Cost Insurance & Freight)”, where the Company organizes and pays for external freight services and some other expenses. Arauco is no longer responsible for the products once they have been delivered to the ocean carrier company. The point of sale is the delivery of the products to the carrier chartered by the seller.

(ii) Revenue recognition from Rendering of Services

When the outcome of a transaction involving the rendering of services can be reliably estimated, revenue is recognized by reference to the stage of completion of the transaction at the date of the reporting period, and when it is probable that the economic benefits associated with the transaction will flow to the Arauco.

Arauco mainly provides power supply services which are transacted principally in the spot market of the Sistema Interconectado Central (“Central Interconnected System”). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Centro de Despacho Económico de Carga del Sistema Interconectado Central (CDEC–SIC) (“Economic Load Dispatch Center of the Central Interconnected System”) and are generally recognized in the period in which the services are rendered.

Electrical power is generated as a by-product of the pulp and wood process and is a complementary business to it, which is initially supplied to the group’s subsidiaries and any surplus is sold to the CDEC-SIC.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Arauco provides other non-core services such as port services and pest control whose revenues are derived from fixed price service contracts, generally recognized during the period of the service contract on a straight-line basis over the term of the contract.

Revenues from operating segments mentioned in Note 24 are measured in accordance with the policies indicated in the preceding paragraphs.

Revenues from inter-segment sales (which are made at market prices) are eliminated in the consolidated financial statements.

u) Minimum dividend

Article No. 79 of the Chilean Corporations Law states that, unless otherwise unanimously agreed by the shareholders, corporations must distribute annually at least 30% of net income for the current year as cash dividend to shareholders determined in proportion to their shares or in the proportion established in the by-laws for preferred shares, if any, except where necessary to absorb accumulated losses from prior years.

The General Shareholders’ Meeting of Arauco agreed to distribute annual dividends at 40% of net distributable income, including an interim dividend to be distributed at year end. Dividends payable are recognized as a liability in the financial statements in the period when they are declared and approved by the Arauco’s shareholders or when arises the corresponding present obligation based on existing legislation or distribution policies established by the Shareholders’ Meeting.

The dividends payable provision is registered for 40% of the liquid distributable profit and against a lower equity, based on the yearly resolution of the Shareholders’ Meeting.

Dividends payable are presented in the line item “Other current non-financial liabilities” in the consolidated statement of financial position.

v) Earning per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to the parent company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares in the Company held by a subsidiary, if such circumstance exists. Arauco has not performed any type of transaction with a potential dilutive effect that would cause diluted earnings per share to be different from basic earnings per share.

w) Impairment

Non-financial Assets

The recoverable amount of property, plant and equipment and other assets with finite useful lives are measured whenever there are any circumstances indicating that the assets have to recognize an impairment loss. Among the circumstances to consider as evidence of impairment are significant declines in the assets’ market value, significant adverse changes in the technological environment, obsolescence or physical damages of assets and changes in the manner in which the asset is used or expected to be used). Arauco evaluates at the end of each reporting period whether there is any evidence of the indications above mentioned.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount, however the reversal is limited to the amount recognized in previous years.

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial assets, other than goodwill, which had recognized an impairment loss, are reviewed at the end of each reporting period whether there are any circumstances indicating that an impairment loss previously recognized may no longer exists or has decreased.

“Cash-generating units” are the smallest identifiable groups of those cash inflows that are largely independent of the cash inflow from other assets or groups of assets.

Goodwill

Goodwill and intangible assets with indefinite useful life are tested annually for impairment or whenever circumstances indicate it. The recoverable amount of an intangible asset is the higher of its fair value less costs to sell and its value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

Goodwill is allocated to cash-generating units for impairment testing purposes. The allocation is made between cash-generating units or groups of cash generating units expected to benefit from the synergies of the combination.

A cash-generating unit, for which goodwill has been allocated, is tested for impairment annually or more frequently when there are circumstances indicating that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to other assets pro rata based on the carrying amount of each asset in the unit. Any impairment loss of goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Financial Assets

At the end of each reporting period, an assessment is performed in order to identify whether there is any objective evidence that a financial asset or a group of financial assets may have been impaired. Financial assets are impaired only when there is objective evidence that, as a result of one or more loss events that occurred after the initial recognition of a financial asset, the estimated future cash flows of the financial asset have been affected. Impairment losses are recognized in the consolidated statement of profit or loss.

An allowance for doubtful accounts is established based on an analysis of the maturity of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed, for example, when there is objective evidence of default or delinquency in payments under the original sale terms and when the customer enters into bankruptcy or financial reorganization, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

The allowance for doubtful accounts is measured as the difference between the carrying amount of receivables and the present value of estimated future cash flows. The carrying

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

amount of the receivable is reduced through the use of the allowance. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in profit or loss.

x) Employee Benefits

Arauco constitutes labor obligations for severance payable in all circumstances for certain of its employees with at least 5 years of work in the Company, based on the terms of the staff’s collective and individual bargaining agreements.

The related provision is an estimate of the years of service to be recognized as a future labor obligation liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability. This post-employment benefit is considered a defined benefit plan.

The main factors considered for calculating the actuarial value of severance obligation for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

Actuarial gains and losses are recognized in other comprehensive income in the year they are incurred.

y) Employee Vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

This obligation is presented in the line item “Trade and Other current payables” and “Trade and Other non-current payables” depending on their respective maturities in the consolidated statement of financial position.

z) Recent accounting pronouncements

The following new standards and interpretations have been adopted in these consolidated financial statements:

Amendments and improvements	Contents	Mandatory application for annual periods beginning on or after

IAS 19	Employee Benefits Clarifies the requirements related to the way in which contributions from employees or others which are linked to the service must be attributed to periods of service.	January 1, 2014

Annual improvements 2010-2012-Amendments to IFRS 6	IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS 24	January 1, 2014

Annual Improvement 2011-2013 – Amendments to IFRS 4	IFRS 1, IFRS 3, IFRS 13, IAS 40	January 1, 2014

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

The adoption of the standards, amendments and interpretations outlined above, did not have a significant impact on Arauco´s consolidated financial statements.

As of the date of issue of these consolidated financial statements, the following accounting statements have been issued by the IAS, which have not been subject to early adoption.

Standards and interpretations	Contents	Mandatory application for annual periods beginning on or after
IFRS 9

Financial Instruments

The complete version of IFRS 9 replaces most of the guidance in IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39.

January 1, 2018

IFRS 15	This standard defines a new model to recognized revenue from contracts with costumers.	January 1, 2018

IFRS 16

Leases

Specifies guidelines to recognise, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

January 1, 2019

Amendments and improvements	Contents	Mandatory application for annual periods beginning on or after

IFRS 11-Amendments	Establishes how to account for the acquisition of an interest in a joint venture operation that qualifies as a business.	January 1, 2016

IAS 16 and IAS 38 – Amendments	This amendment clarifies that the use of revenue-based methods to calculate the depreciation of an asset is not appropiate. It also clarifies that revenue is generally presumed to be an inappropiate basis for measuring the consumption of the economic benefits embodied in an intangible asset.	January 1, 2016

IAS 16 and IAS 41 – Amendments	These amendments change the reporting for bearer plants, which should be accounted for in the same way as property, plant and equipment. The amendments include them in the scope of IAS 16 rather tan IAS 41.	January 1, 2016

IAS 27-Amendments	Allows entities to use the equity method to account for investments in subsidiaries, join ventures and associates in their separate financial statements.	January 1, 2016

IFRS 10 and IAS 28- Amendments

These amendmets address an inconsistency between IFRS 10 and IAS 28 regarding the contribution of assets between an investor and its associate or join venture.

The amendments aim at clarifying IAS 1 to address perceived impediments to preparers exercising their judgement in presenting their financial reports

January 1, 2016

IFRS 10, and IAS 28-Amendments	Amendments address issues that have arisen in the context of applying the consolidation exception for investment entities.	January 1, 2016

IAS 1-Amendments	The amendments aim at clarifying IAS 1 to address perceived	January 1, 2016

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Annual Improvements 2012-2014 Cycle	impediments to preparers exercising their judgement in presenting their financial reports.	January 1, 2016

Amendment to IFRS 5 “ Non-current Assets Held for Sale and Discontinued Operations”	Adds specific guidance in IFRS 5 for cases in which an entity reclassifies an asset from held for sale to held for distribution or vice versa and cases in which held-for-distribution accounting is discontinued.	January 1, 2016

Improvements to IFRS 7 “Financial Instruments: Disclosures”	Adds additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset for the purpose of determining the disclosures required. Clarifies the applicability of the amendments to IFRS 7 on offsetting disclosures to condensed interim financial statements.	January 1, 2016

Improvements to IAS 19, “Employee Benefits”	Clarifies that the high quality corporate bonds used in estimating the discount rate for post-employment benefits should be denominated in the same currency as the benefits to be paid.	January 1, 2016

Improvements to IAS 34, “Interim Financial Reporting”	Clarifies the meaning of ‘elsewhere in the interim report’ and requires a cross-reference	January 1, 2016

Arauco is in the process of evaluating the impacts on the financial statements as a result of the adoption of IFRS 9, IFRS 15 and IFRS 16. Arauco estimates that the adoption of the other amendments and interpretations will not have a substantial impact on the Company’s Consolidated Financial Statements during their period of their initial application.

NOTE 2. CHANGES IN POLICIES AND ACCOUNTING ESTIMATES

There have been no changes in the treatment of estimates, amendments and accounting policies with respect to last year.

NOTE 3. DISCLOSURE OF OTHER INFORMATION

a) Disclosure of Information on Issued Capital

At the date of these consolidated financial statements the share capital of Arauco is ThU.S.$353,618.

100% of Capital corresponds to ordinary shares

	12-31-2015	12-31-2014
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,159,655
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$0.0031210 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,618

	12-31-2015	12-31-2014
Number of Shares Issued and Fully Paid by Type of Capital in Ordinary Shares	113,159,655

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

b) Dividends paid

The interim dividend paid in the year was equivalent to 15% of the distributable net income calculated as of the end of September 2015 and was considered as a decrease in the statement of changes in equity.

The final dividend paid each year corresponds to the difference between the 40% of the prior year distributable net profit and the amount of the interim dividend paid.

The ThU.S.$142,801 (ThU.S.$159,879 as of December 31, 2014) presented in the statement of changes in equity correspond to the minimum dividend provision recorded for the period 2015 (period 2014).

In the Cash Flow Statement, in the line item “Dividends paid” an amount of ThU.S.$143,003 is presented for the year ended December 31, 2015 (ThU.S.$141,089 for the year ended December 31, 2014) which ThU.S.$141,652 (ThU.S.$137,232 for the year ended December 31, 2014) correspond to the payment of dividends to the parent company.

The following are the dividends paid and per share amounts during the period 2015 and 2014:

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-16-2015
Amount of Dividend	ThU.S.$43,580
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share, Ordinary Shares	U.S.$0.38512

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-12-2015
Amount of Dividend	ThU.S.$98,072
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.86667

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-09-2014
Amount of Dividend	ThU.S.$61,808
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.54620

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-09-2014
Amount of Dividend	ThU.S.$75,424
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.66653

c) Disclosure of Information on Reserves

Other reserves comprise reserves of exchange differences on translation, reserves of cash flow hedges and other reserves. Arauco does not have any restrictions associated with these reserves.

Reserves of exchange differences on translation

Reserves of exchange differences on translation correspond to exchange differences relating to the translation of the results and net assets of Arauco’s subsidiaries whose functional currency is other than Arauco’s presentation currency.

Reserves of cash flow hedges

Reserves of cash flow hedges correspond to the portion of net gain or loss of derivative financial instruments that complies with the requirements of hedge accounting at the end of each period.

Reserve of Actuarial Losses in Defined Benefit Plans

This corresponds to changes in the present value of the obligation for defined benefits resulting from experience adjustments (the effect of the differences between the previous actuarial assumptions and the events that occurred within the context of the plan) and the effects of the changes in the actuarial assumptions.

Other reserves

This mainly corresponds to the share of other comprehensive income of investments in associates and joint ventures.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

d) Other items in the Statement of Income

Other income, other expenses, finance income, finance costs and share profit (loss) of associates and joint ventures for the years ended December 31, 2015 and 2014 are as follows:

	January - December
	2015 ThU.S.$	2014 ThU.S.$
Classes of Other Income
Other Income, Total	273,026	368,924
Gain from changes in fair value of biological assets (See note 20)	210,479	284,497
Net income from insurance compensation	1,522	2,264
Revenue from export promotion	2,692	4,032
Leases received	2,654	2,708
Gain on sales of assets	11,849	57,653
Gain on sales of assets classified as held for sale	—	244
Gain on business combination achieved in stages	8,744	—
Access easement	8,160	5,158
Recovery of tax credits	8,081	—
Other operating results (sale materials and waste, rent of easements, income tax recovery)	18,845	12,368
Classes of Other Expenses by activity
Total of other expenses by activity	(83,388)	(138,769)
Depreciation	(1,407)	(2,084)
Legal expenses	(3,334)	(4,806)
Impairment provision properties, plants and equipment and others	(12,321)	(11,929)
Plants stoppage operating expenses	(3,917)	(5,102)
Expenses projects	(532)	(7,447)
Expenses start-up	—	(9,591)
Loss of forest due to fires	(34,850)	(31,512)
Other Taxes	(8,981)	(7,540)
Research and development expenses	(2,604)	(3,105)
Compensation and eviction	(1,748)	(8,256)
Fines, readjustments and interest	(1,139)	(3,749)
Other expenses (donations, repayments insurance )	(12,555)	(43,648)
Classes of financing income
Financing income, total	50,284	30,772
Financial income from mutual funds—deposits	15,128	13,786
Financial income resulting from swap—forward	4,439	4,673
Financial income resulting from loans with related companies	17,629	6,570
Other financial income	13,088	5,743
Classes of financing costs
Financing costs, Total	(262,962)	(246,473)
Interest expense, Banks loans	(40,690)	(32,978)
Interest expense, Bonds	(189,526)	(186,186)
Interest expense, financial instruments	(7,260)	(8,612)
Other financial costs	(25,486)	(18,697)
Share of profit (loss) of associates and joint ventures accounted for using equity method
Total	6,748	7,481
Investments in associates	5,573	6,958
Joint ventures	1,175	523

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

The analysis of expenses by nature contained in these consolidated financial statements is presented below:

Cost of sales	January - December
	2015 ThU.S.$	2014 ThU.S.$
Timber	641,821	808,991
Forestry labor costs	636,100	655,257
Depreciation and amortization	371,851	323,306
Maintenance costs	305,701	278,280
Chemical costs	539,856	541,327
Sawmill Services	128,801	129,052
Others Raw Materials	226,342	184,836
Others Indirect costs	138,900	126,129
Energy and fuel	172,077	231,120
Cost of electricity	41,674	78,760
Wage and salaries	308,302	297,088
Total	3,511,425	3,654,146

Distribution cost	January - December
	2015 ThU.S.$	2014 ThU.S.$
Selling costs	48,160	48,656
Commissions	15,801	16,201
Insurance	4,601	5,330
Provision for doubtful accounts receivable	3,137	2,497
Other selling costs	24,621	24,628
Shipping and freight costs	480,310	508,181
Port services	26,216	28,906
Freights	387,081	402,386
Other shipping and freight costs	67,013	76,889
Total	528,470	556,837

Administrative expenses	January - December
	2015 ThU.S.$	2014 ThU.S.$
Wage and salaries	227,407	215,662
Marketing, advertising, promotion and publications expenses	10,422	11,343
Insurance	28,216	32,367
Depreciation and amortization	24,587	25,686
Computer services	31,897	25,136
Lease rentals (offices, storage of supplies and data archiving and vehicles)	13,527	10,209
Donations, contributions, scholarships	11,172	10,407
Fees (legal and technical advisories)	49,556	51,301
Property taxes, patents and municipality rights	19,196	20,790
Other administration expenses (travel within and outside the country, cleaning services, security, basic services)	135,997	147,908
Total	551,977	550,809

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

		January-December
Expenses for	Note	2015 ThU.S.$	2014 ThU.S.$
Depreciations	7	388,192	340,959
Employee benefits	10	537,629	525,220
Amortization	19	11,953	12,475

e) Auditor Fees and Number of Employees (Not audited)

At the end of this period, the auditor’s fees and number of employees are as follows:

		12-31-2015
Auditors fees		ThU.S.$
Audit services		2,397
Other services
	Tax services	742
	Others	468
TOTAL		3,607

Number of employees		No.
		15,171

NOTE 4. INVENTORIES

	12-31-2015	12-31-2014
Components of Inventory	ThU.S.$	ThU.S.$
Raw materials	85,999	98,242
Production supplies	97,755	107,067
Products in progress	62,475	66,635
Finished goods	503,059	469,561
Spare Parts	160,700	152,068
Total Inventories	909,988	893,573

Inventories recognized as cost of sales at December 31, 2015 were ThU.S.$3,411,774 (ThU.S.$3,569,213 at December 31, 2014).

In order to have the inventories recorded at net realizable value at December 31, 2015, a net decrease of inventories was recognized associated with a greater provision of obsolescence of ThU.S.$6,909 (greater provision of ThU.S.$2,967 at December 31, 2014). As of December 31, 2015, the amount of obsolescence provision is ThU.S.$18,577 (ThU.S.$11,668 at December 31, 2014).

At December 31, 2015 there were inventory write-offs of ThU.S.$4,215 (ThU.S.$548 at December 31, 2014)

The inventory obsolescence provision is calculated based on the sales conditions of products and age of inventory (inventory turnover).

As of the date of these consolidated financial statements, there are no inventories pledged as security to report.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Agricultural Products

Agricultural Products are mainly forestry products that are intended for sale in the normal course of our operations and are measured at fair value less costs to sell at the point of harvest at the end of each reporting period Agricultural products are classified as raw materials within the line item inventories.

NOTE 5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits, repurchase agreements and mutual funds. These are short-term highly liquid investments that are readily convertible to known amounts of cash, and are subject to an insignificant risk of changes in value.

The investment objective of time deposits and repurchase agreements is to maximize the amounts of cash surpluses in the short-term. These instruments are permitted under Arauco’s Investment Policy which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean Pesos or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted under Arauco’s Investment Policy.

As of the date of these consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

	31-12-2015	31-12-2014
Components of Cash and Cash Equivalents	ThU.S.$	ThU.S.$
Cash on hand	201	391
Bank checking account balances	143,123	157,611
Time deposits	159,912	669,545
Mutual funds	196,789	128,985
Other cash and cash equivalents (*)	0	14,620
Total	500,025	971,152

(*)	Applies to purchase contracts subject to resale covenants

The risk classification of the mutual funds in effect as of December 31, 2015 and 2014 is shown bellow.

	December 2015 ThU.S.$	December 2014 ThU.S.$
AAAfm	196,749	128,833
AAfm	40	152
Total Mutual Funds	196,789	128,985

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 6. INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 22.5% in Chile, 35% in Argentina, 34% in Brazil, 25% in Uruguay and 34% in the United States (federal tax).

On September 29, 2014, the Official Gazette published Law No. 20,780, which introduced various amendments to the current income tax system, as well as to other taxes. The main amendment was the establishment of an option between two tax regimes: attributed income system and the partially integrated system. One of the effects of the regime selection is that it attaches a progressive increase in the First Category Tax for the fiscal years of 2014, 2015, 2016 and 2017 onwards, increasing to 21%, 22,5%, 24% y 25%, respectively, if the Company chooses the application of an attributed income system, or an increase to 21%, 22.5%, 24%, 25.5% y 27% for the fiscal years 2014, 2015, 2016 and 2017, if the Company chooses the application of the partially integrated system.

Subsequently, on February 29, 2016, the Official Gazette publishes Law No. 20,899, which introduced amendments to Law No. 20,780. Among the main amendments is the incorporation of certain limitations for applying to the attributed income system, and therefore Arauco’s Chilean companies must apply the general rule, that is, the partially integrated system.

On October 17, 2014, the SVS issued the Official Circular Letter No. 856, which established that the difference in assets and liabilities for deferred taxes resulting from the increase of the aforementioned tax rate, should be accounted for by charging it against equity. Therefore, Arauco has recognized a charge to equity of ThU.S.$292,155 resulting from a deferred effect of the new tax rate as of December 31, 2014.

Deferred Tax Assets

The following table sets forth the deferred tax assets as of the dates indicated:

	12-31-2015	12-31-2014
Deferred Tax Assets	ThU.S.$	ThU.S.$
Deferred tax Assets relating to Provisions	13,498	14,923
Deferred tax Assets relating to Accrued Liabilities	8,535	11,120
Deferred tax Assets relating to Post-Employment benefits	15,480	13,859
Deferred tax Assets relating to Property, Plant and equipment	7,730	11,199
Deferred tax Assets relating to Financial Instruments	21,805	14,129
Deferred tax Assets relating to Tax Losses Carryforwards	35,751	44,832
Deferred tax Assets relating to Inventories	4,240	3,157
Deferred tax Assets relating to Provisions for Income	3,997	5,827
Deferred tax Assets relating to Allowance for Doubful Accounts	4,572	3,855
Intangible revaluation differences	56	1,080
Deferred tax Assets relating to Other Deductible Temporary Differences	24,587	34,302
Total Deferred Tax Assets	140,251	158,283

Certain subsidiaries of Arauco, as of the date of these consolidated financial statements, present tax losses for which we estimate that, given the projection of future profits, will allow the recovery of these assets. The total amount of these tax losses is ThU.S.$112,383 (ThU.S.$132,292 at December 31, 2014), which are mainly originated by operational and financial losses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

In addition, as of the date of these consolidated financial statements there are ThU.S.$114,507 (ThU.S.$92,809 at December 31, 2014) of non-recoverable tax losses from Inversiones Arauco Internacional and entities classified as joint operation based on the participation of Arauco, for which deferred tax assets have not been recognized. The estimated recovery period exceeds the expiry date of such tax losses.

Deferred Tax Liabilities

The following table sets forth the deferred tax liabilities as of the dates indicated:

	12-31-2015	12-31-2014
Deferred Tax Liabilities	ThU.S.$	ThU.S.$
Deferred tax Liabilities relating to Property, plant and equipment	930,608	941,666
Deferred tax Liabilities relating to Financial Instruments	6,376	4,906
Deferred tax Liabilities relating to Biological Assets	693,103	681,505
Deferred tax Liabilities relating to Inventory	31,912	25,688
Deferred tax Liabilities due to Prepaid Expenses	40,907	40,888
Deferred tax Liabilities due to Intangible	26,419	32,990
Deferred tax Liabilities relating to Other Taxable Temporary Differences	26,203	29,506
Total Deferred Tax Liabilities	1,755,528	1,757,149

The effect of changes in current and deferred tax liabilities related to cash flow hedges corresponds to a credit of ThU.S.$1,889 for the year ended December 31, 2015 (compared to a credit of ThU.S.$10,764 for the December 31, 2014), which is presented in consolidated statements of other comprehensive income and accumulated in Reserves for cash flow hedges in the consolidated statement of changes in equity.

Arauco does not offset deferred tax assets and deferred tax liabilities since there is no legal enforceable right to offset amounts that relate to different tax jurisdictions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of deferred tax assets and liabilities

Deferred Tax Assets	Opening Balance 01-01-2015 ThU.S.$	Deferred tax Expenses (Income) ThU.S.$	Deferred tax of items charged to other comprehensive income ThU.S.$	Increase (decrease) from business combination ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 12/31/2015 ThU.S.$
Deferred tax Assets relating to Provisions	14,923	(813)	—	—	(612)	13,498
Deferred tax Assets relating to accrued liabilities	11,120	(2,561)	—	—	(24)	8,535
Deferred tax Assets relating to Post-Employment benefits	13,859	971	692	—	(42)	15,480
Deferred tax Assets relating to Property, Plant and equipment	11,199	(3,469)	—	—	—	7,730
Deferred tax Assets relating to Financial Instruments	14,129	23	7,653	—	—	21,805
Deferred tax Assets relating to tax losses carryforwards	44,832	(959)	—	—	(8,122)	35,751
Deferred tax assets relating to provisions for income	3,157	1,487	—	—	(404)	4,240
Deferred tax assets relating to provisions for income	5,827	(1,825)	—	—	(5)	3,997
Deferred tax assets relating to provision for doubful accounts	3,855	797	—	—	(80)	4,572
Intangible revaluation differences	1,080	(1,024)	—	—	—	56
Deferred tax assets relating to other deductible temporary differences	34,302	(8,892)	—	—	(823)	24,587
Total deferred tax assets	158,283	(16,265)	8,345	—	(10,112)	140,251

Deferred Tax Liabilities	Opening Balance 01-01-2015 ThU.S.$	Deferred tax Expenses (Income) ThU.S.$	Deferred tax of items charged to other comprehensive income ThU.S.$	Increase (decrease) from business combination ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 12/31/2015 ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	941,666	5,221	—	—	(16,279)	930,608
Deferred tax liabilities relating to financial instruments	4,906	1,470	—	—	0	6,376
Deferred tax liabilities relating to biological assets	681,505	18,823	—	16,051	(23,276)	693,103
Deferred tax liabilities relating to inventory	25,688	6,224	—	—	—	31,912
Deferred tax liabilities due to prepaid expenses	40,888	(184)	—	—	203	40,907
Deferred tax liabilities due to intangible	32,990	2,666	—	—	(9,237)	26,419
Deferred tax liabilities relating to other taxable temporary differences	29,506	(7,961)	—	—	4,658	26,203
Total deferred tax liabilities	1,757,149	26,259	—	16,051	(43,931)	1,755,528

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Deferred Tax Assets	Opening Balance 01-01-2014 ThU.S.$	Deferred tax Expenses (Income) ThU.S.$	Deferred tax of items charged to other comprehensive income ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 12-31-2014 ThU.S.$
Deferred tax Assets relating to Provisions	12,016	843	2,367	(303)	14,923
Deferred tax Assets relating to accrued liabilities	10,118	(242)	1,265	(21)	11,120
Deferred tax Assets relating to Post-Employment benefits	9,012	(1,095)	6,036	(94)	13,859
Deferred tax Assets relating to Property, Plant and equipment	8,842	1,617	787	(47)	11,199
Deferred tax Assets relating to Financial Instruments	343	355	13,431	—	14,129
Deferred tax Assets relating to tax losses carryforwards	56,333	(9,427)	419	(2,493)	44,832
Deferred tax assets relating to biological assets	73	(73)	—	—	0
Deferred tax assets relating to provisions for income	4,910	(1,706)	82	(129)	3,157
Deferred tax assets relating to provisions for income	3,678	1,624	525	—	5,827
Deferred tax assets relating to provision for doubful accounts	3,104	574	218	(41)	3,855
Intangible revaluation differences	—	1,080	0	—	1,080
Defferred tax assets relating to other deductible temporary differences	52,169	(20,064)	2,427	(230)	34,302
Total deferred tax assets	160,598	(26,514)	27,557	(3,358)	158,283

Deferred Tax Liabilities	Opening Balance 01-01-2014 ThU.S.$	Deferred tax Expenses (Income) ThU.S.$	Deferred tax of items charged to other comprehensive income ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 12-31-2014 ThU.S.$
Deferred tax liabilities relating to property, Plant and equipment	781,777	8,393	158,106	(6,610)	941,666
Deferred tax liabilities relating to financial instruments	10,060	677	(5,831)	—	4,906
Deferred tax liabilities relating to biological assets	534,161	21,626	134,467	(8,749)	681,505
Deferred tax liabilities relating to inventory	15,422	8,618	1,648	—	25,688
Deferred tax liabilities due to prepaid expenses	56,558	(21,363)	5,693	—	40,888
Deferred tax liabilities due to intangible	34,188	(1,533)	335	—	32,990
Deferred tax liabilities relating to other taxable temporary differences	30,129	(2,752)	3,648	(1,519)	29,506
Total deferred tax liabilities	1,462,295	13,666	298,066	(16,878)	1,757,149

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Temporary Differences

The following tables summarize the deductible and taxable temporary differences:

	12-31-2015		12-31-2014
	Deductible	Taxable	Deductible	Taxable
Detail of classes of Deferred Tax Temporary Differences	Difference ThU.S.$	Difference ThU.S.$	Difference ThU.S.$	Difference ThU.S.$
Deferred Tax Assets	104,500		113,451
Deferred Tax Assets—Tax losses	35,751		44,832
Deferred Tax Liabilities		1,755,528		1,757,149
Total	140,251	1,755,528	158,283	1,757,149

	January - December
Detail of Temporary Difference Income and Loss Amounts	2015 ThU.S.$	2014 ThU.S.$
Deferred Tax Assets	(15,306)	(17,530)
Deferred Tax Assets—Tax losses	(959)	(9,427)
Deferred Tax Liabilities	(26,259)	(13,223)
Total	(42,524)	(40,180)

Income Tax Expense

Income tax expense consists of the following:

	January - December
Income Tax composition	2015 ThU.S.$	2014 ThU.S.$
Current income tax expense	(87,908)	(127,057)
Previous period current income tax adjustments	4,033	2,555
Other current tax expenses	(3,295)	8,747
Current Tax Expense, Net	(87,170)	(115,755)
Deferred tax income (expense) relating to origination and reversal of temporary differences	(41,565)	(30,753)
Tax benefit arising from previously unrecognized tax assets used to reduce deferred expense from taxes	(959)	(9,427)
Total deferred Tax Expense, Net	(42,524)	(40,180)
Income Tax Expense, Total	(129,694)	(155,935)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

The following table sets for the current income tax expense detailed by foreign and domestic companies at December 31, 2015 and 2014:

	January - December
	2015 ThU.S.$	2014 ThU.S.$
Foreign current income tax expense	(33,129)	(30,458)
Domestic current income tax expense	(54,041)	(85,297)
Total current income tax expense	(87,170)	(115,755)
Foreign deferred tax expense	(17,240)	(25,806)
Domestic deferred tax expense	(25,284)	(14,374)
Total deferred tax expense	(42,524)	(40,180)
Total tax income (expense)	(129,694)	(155,935)

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January - December
	2015	2014
Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	ThU.S.$	ThU.S.$
Tax Expense at applicable tax rate	(111,916)	(124,493)
Tax effect of foreign tax rates	(16,099)	(23,170)
Tax effect of revenues exempt from taxation	41,268	9,832
Tax effect of expense not deductible in determining taxable profit (tax loss)	(40,866)	(19,203)
Tax rate effect of tax losses not previously recognized	14	(515)
Tax rate effect from change in tax rate (opening balances)	(3,445)	(1,839)
Tax rate effect of adjustments for current tax of prior periods	4,033	2,555
Other tax rate effects	(2,683)	898
Total adjustments to tax expense at applicable tax rate	(17,778)	(31,442)
Tax expense at effective tax rate	(129,694)	(155,935)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

	12-31-2015	12-31-2014
Property, Plant and Equipment, Net	ThU.S.$	ThU.S.$
Construction in progress	251,519	265,440
Land	951,638	949,531
Buildings	2,182,643	2,172,177
Plant and equipment	3,346,675	3,565,502
Information technology equipment	26,210	28,521
Fixtures and fittings	11,860	11,654
Motor vehicles	16,721	17,346
Other property, plant and equipment	109,130	109,412
Total Net	6,896,396	7,119,583

Property, Plant and Equipment, Gross
Construction in progress	251,519	265,440
Land	951,638	949,531
Buildings	3,698,351	3,593,306
Plant and equipment	5,927,789	5,944,394
Information technology equipment	73,573	71,838
Fixtures and fittings	35,283	37,382
Motor vehicles	45,503	46,293
Other property, plant and equipment	131,894	128,012
Total Gross	11,115,550	11,036,196

Accumulated depreciation and impairment
Buildings	(1,515,708)	(1,421,129)
Plant and equipment	(2,581,114)	(2,378,892)
Information technology equipment	(47,363)	(43,317)
Fixtures and fittings	(23,423)	(25,728)
Motor vehicles	(28,782)	(28,947)
Other property, plant and equipment	(22,764)	(18,600)
Total	(4,219,154)	(3,916,613)

Description of Property, Plant and Equipment Pledged as Security for Liabilities

To date there are no significant assets pledged as collateral for these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Commitments for project disbursements or for the acquisition of property, plant and equipment.

	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Amount committed for the acquisition of property, plant and equipment	109,713	139,927

	12-31-2015	12-31-2014
	ThU.S.$	ThU.S.$
Disbursements for property, plant and equipment under construction	215,035	371,286

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Movement on Property, Plant and Equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of December 31, 2015 and 2014:

Movement of Property, Plant and Equipment	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2015	265,440	949,531	2,172,177	3,565,502	28,521	11,654	17,346	109,412	7,119,583
Changes
Additions	215,035	50,504	17,360	139,749	2,178	2,234	1,829	9,774	438,663
Acquisitions through business combinations	—	—	1,474	7	—	15	—	—	1,496
Disposals	(20)	(591)	(456)	(583)	(78)	(5)	(432)	(10)	(2,175)
Retirements	(4,596)	(44)	(1,389)	(1,942)	(5)	(7)	(101)	(481)	(8,565)
Depreciation	—	—	(117,337)	(320,135)	(5,302)	(2,980)	(4,110)	(5,915)	(455,779)
Impairment loss recognized in profit or loss	—	—	—	(4,065)	—	—	0	—	(4,065)
Increase (decrease) through net exchange differences	(4,432)	(52,284)	(30,258)	(103,972)	(290)	(519)	(300)	(6,025)	(198,080)
Reclassification of assets held for sale	—	2,759	2,676	(117)	—	—	—	—	5,318
Increase (decrease) through transfers from construction in progress	(219,908)	1,763	138,396	72,231	1,186	1,468	2,489	2,375	—
Total changes	(13,921)	2,107	10,466	(218,827)	(2,311)	206	(625)	(282)	(223,187)
Closing balance 12-31-2015	251,519	951,638	2,182,643	3,346,675	26,210	11,860	16,721	109,130	6,896,396

Movement of Property, Plant and Equipment	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2014	1,542,739	975,617	1,694,924	2,774,551	25,575	7,627	13,597	102,837	7,137,467
Changes
Additions	371,286	1,215	17,438	54,011	2,605	1,195	4,608	18,828	471,186
Disposals	(2,969)	(5,596)	(513)	(1,715)	(59)	(515)	(458)	(776)	(12,601)
Retirements	(6,278)	(41)	(17,369)	(23,026)	(12)	(6)	(247)	(5,670)	(52,649)
Depreciation	—	—	(102,068)	(222,232)	(4,944)	(2,084)	(4,241)	(4,018)	(339,587)
Impairment loss recognized in profit or loss	—	—	—	—	—	—	(636)	—	(636)
Increase (decrease) through net exchange differences	310	(21,664)	(30,620)	(26,928)	(269)	(175)	(123)	(2,198)	(81,667)
Reclassification of assets held for sale	(1,930)	—	—	—	—	—	—	—	(1,930)
Increase (decrease) through transfers from construction in progress	(1,637,718)	—	610,385	1,010,841	5,625	5,612	4,846	409	—
Total changes	(1,277,299)	(26,086)	477,253	790,951	2,946	4,027	3,749	6,575	(17,884)
Closing balance 12-31-2014	265,440	949,531	2,172,177	3,565,502	28,521	11,654	17,346	109,412	7,119,583

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

The depreciation expense for the period ending December 31, 2015 and 2014 is as follows:

	January-December
	2015	2014
Depreciation for the year	ThU.S.$	ThU.S.$
Cost of sales	365,401	316,607
Administrative expenses	19,084	19,910
Other expenses	3,707	4,442
Total	388,192	340,959

The useful lives of property, plant and equipment are estimated based on the expected use of the assets. The average useful lives by asset class are as follows:

Useful Life (Average)
Buildings	58
Plant and equipment	30
Information technology equipment	18
Fixtures and fittings	28
Motor vehicles	11
Other property, plant and equipment	14

See Note 12 for details of capitalized borrowing costs.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. LEASES

Arauco acting as lessee

	12-31-2015	12-31-2014
	ThU.S.$	ThU.S.$
Property, Plant and Equipment under finance leases	132,836	94,996
Plant and equipment	132,836	94,996

Reconciliation of Financial Lease Minimum Payments:

12-31-2015
Present Value
Periods	ThU.S.$
Less than one year	36,862
Between one and five years	90,697
More than five years	—
Total	127,559

12-31-2014
Present Value
Periods	ThU.S.$
Less than one year	31,706
Between one and five years	65,289
More than five years	—
Total	96,995

Lease obligations are presented in the consolidated statement of financial position in line items “Other current financial liabilities” and “Other non-current financial liabilities” depending on their respective maturities as stated above.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Arauco acting as lessor

Reconciliation of Financial Lease Minimum Payments:

	12-31-2015
	Gross	Interest	Present Value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	10	1	9
Between one and five years	6	0	6
More than five years	—	—	—
Total	16	1	15

	12-31-2014
	Gross	Interest	Present Value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	141	5	136
Between one and five years	20	3	17
More than five years	—	—	—
Total	161	8	153

Finance lease receivables are presented in the consolidated statement of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

Arauco accounts for its lease contracts as finance leases. These lease contracts are for a term of less than five-years at market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

Arauco holds leases as lessee and lessor, described in the previous tables, for which there are no impairment contingent payments or restrictions to report.

NOTE 9. REVENUE

	January - December
Classes of revenue	2015 ThU.S.$	2014 ThU.S.$
Revenue from sales of goods	5,018,138	5,174,936
Revenue from rendering of services	128,602	167,707
Total	5,146,740	5,342,643

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 10. EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	2015	2014
	ThU.S.$	ThU.S.$
Employee expenses	537,629	525,220
Wages and salaries	519,066	514,826
Severance indemnities	18,563	10,394

	2015	2014
Discount rate	4.91%	4.61%
Inflation	2.95%	2.97%
Annual rate of wage growth	5.22%	5.79%
Mortality rate	RV-2009	RV-2009

sensitivities to assumptions	Th.U.S.$
Discount rate
Increase in 100 bps	(3,943)
Decrease in 100 bps	4,608

Wage growth rates
Increase in 100 bps	4,546
Decrease in 100 bps	(3,967)

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligations as of December 31, 2015 and 2014:

	12-31-2015	12-31-2014
	ThU.S.$	ThU.S.$
Current	4,497	3,590
Non-current	51,936	48,582
Total	56,433	52,172

	12-31-2015	12-31-2014
Reconciliation of the present value of severance indemnities obligations	ThU.S.$	ThU.S.$
Opening balance	52,172	45,984
Current service cost	13,032	1,938
Interest cost	2,257	2,977
Gains or losses from changes in actuarial assumptions	(5,723)	8,640
Actuarial gains and losses arising from experience	6,980	4,189
Benefits paid	(3,482)	(5,388)
Increase (decrease) for foreign currency exchange rates changes	(8,803)	(6,168)
Closing balance	56,433	52,172

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. BALANCES IN FOREIGN CURRENCY AND FOREIGN CURRENCY EXCHANGE RATE IMPACT IN PROFIT OR LOSS.

	12-31-2015	12-31-2014
	ThU.S.$	ThU.S.$
Total Current Assets	2,651,920	3,140,715
Cash and Cash Equivalents	500,025	971,152
U.S Dollar	388,818	877,418
Euro	2,501	8,114
Brazilian Real	21,676	43,604
Argentine Pesos	40,573	15,794
Other currencies	2,979	2,983
Chilean Pesos	43,478	23,239
Other current financial assets	32,195	7,633
U.S Dollar	29,367	7,632
Argentine Pesos	2,828	—
Chilean Pesos	—	1
Other current non-financial assets	133,956	177,728
U.S Dollar	55,365	103,689
Euros	82	45
Brazilian Real	16,505	11,489
Argentine Pesos	3,705	13,711
Other currencies	4,801	6,335
Chilean Pesos	53,280	42,459
U.F.	218	—
Trade and other current receivables	733,322	731,908
U.S Dollar	507,032	464,219
Euro	27,595	72,353
Brazilian Real	37,975	47,043
Argentine Pesos	23,016	31,354
Other currencies	14,091	19,733
Chilean Pesos	123,056	96,241
U.F.	557	965
Accounts receivable from related companies	3,124	4,705
U.S Dollar	21	—
Brazilian Real	995	1,998
Chilean Pesos	2,108	2,707
Current Inventories	909,988	893,573
U.S Dollar	871,629	829,830
Brazilian Real	38,359	48,046
Chilean Pesos	—	15,697
Current biological assets	272,037	307,551
U.S Dollar	272,037	307,551
Current tax assets	64,079	38,477
U.S Dollar	5,464	2,358
Euros	—	81
Brazilian Real	5,243	2,691
Argentine Pesos	2,000	1,464
Other currencies	850	3,653
Chilean Pesos	50,522	28,230

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	3,194	7,988
U.S Dollar	3,194	7,988

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

	12-31-2015	12-31-2014
	ThU.S.$	ThU.S.$
Total Non Current Assets	11,154,987	11,607,182
Other non-current financial assets	595	5,024
U.S Dollar	212	4,439
Argentine Pesos	383	585
Other non-current non-financial assets	125,516	101,094
U.S Dollar	114,164	92,437
Brazilian Real	2,987	5,705
Argentine Pesos	7,138	563
Other currencies	706	885
Chilean Pesos	521	1,504
Trade and other non-current receivables	15,270	31,001
U.S Dollar	9,976	26,773
Other currencies	729	—
Chilean Pesos	3,145	3,591
U.F.	1,420	637
Related party receivables, non current	—	151,519
Brazilian Reales	—	151,519
Investments accounted for using equity method	264,812	326,045
U.S Dollar	122,483	119,405
Brazilian Real	142,329	206,640
Intangible assets other than goodwill	88,112	93,258
U.S Dollar	87,154	91,408
Brazilian Real	876	1,771
Chilean Pesos	82	79
Goodwill	69,475	82,573
U.S Dollar	42,445	42,838
Brazilian Real	27,030	39,735
Property, plant and equipment	6,896,396	7,119,583
U.S Dollar	6,448,616	6,527,093
Brazilian Real	442,959	586,398
Chilean Pesos	4,821	6,092
Non-current biological assets	3,554,560	3,538,802
U.S Dollar	3,297,710	3,188,043
Brazilian Real	256,850	350,759
Deferred tax assets	140,251	158,283
U.S Dollar	122,374	129,119
Brazilian Real	17,538	28,345
Other currencies	—	67
Chilean Pesos	339	752

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

	Up to 90 days	12-31-2015 From 91 days to 1 year	Total	Up to 90 days	12-31-2014 From 91 days to 1 year	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total Liabilities, current	910,436	123,815	1,034,251	1,002,859	544,227	1,547,086
Other current financial liabilities	189,693	106,345	296,038	203,170	539,173	742,343
U.S Dollar	153,361	71,330	224,691	173,579	484,254	657,833
Brazilian Real	25,092	2,266	27,358	17,145	27,507	44,652
Argentine Pesos	—	356	356	—	544	544
Chilean Pesos	902	2,622	3,524	288	809	1,097
U.F.	10,338	29,771	40,109	12,158	26,059	38,217
Bank Loans	126,795	72,948	199,743	139,916	133,554	273,470
U.S Dollar	101,703	70,326	172,029	122,771	105,503	228,274
Brazilian Real	25,092	2,266	27,358	17,145	27,507	44,652
Argentine Pesos	—	356	356	—	544	544
Financial Leases	9,301	27,561	36,862	7,851	23,855	31,706
U.S Dollar	—	—	—	—	6	6
Chilean Pesos	902	2,622	3,524	288	809	1,097
U.F.	8,399	24,939	33,338	7,563	23,040	30,603
Other Loans	53,597	5,836	59,433	55,403	381,764	437,167
U.S Dollar	51,658	1,004	52,662	50,808	378,745	429,553
U.F.	1,939	4,832	6,771	4,595	3,019	7,614
Trade and other current payables	583,018	—	583,018	627,972	2,434	630,406
U.S Dollar	174,469	—	174,469	180,164	—	180,164
Euros	8,808	—	8,808	44,887	—	44,887
Brazilian Real	25,616	—	25,616	22,662	2,434	25,096
Argentine Pesos	27,068	—	27,068	34,879	—	34,879
Other currencies	17,619	—	17,619	2,187	—	2,187
Chilean Pesos	324,361	—	324,361	340,858	—	340,858
U.F.	5,077	—	5,077	2,335	—	2,335
Accounts payable to related companies	7,141	—	7,141	6,036	—	6,036
U.S Dollar	962	—	962	1,612	—	1,612
Chilean Pesos	6,179	—	6,179	4,424	—	4,424
Other current provisions	858	—	858	2,535	—	2,535
U.S Dollar	858	—	858	2,535	—	2,535
Current tax liabilities	10,030	946	10,976	25,860	—	25,860
U.S Dollar	6,380	—	6,380	782	—	782
Euros	1,093	—	1,093	—	—	—
Brazilian Real	530	—	530	1,921	—	1,921
Argentine Pesos	24	—	24	6,063	—	6,063
Other currencies	1,716	—	1,716	—	—	—
Chilean Pesos	287	946	1,233	17,094	—	17,094
Current provisions for employee benefits	1,751	2,746	4,497	1,211	2,379	3,590
Chilean Pesos	1,751	2,746	4,497	1,211	2,379	3,590
Other current non-financial liabilities	117,945	13,778	131,723	136,075	241	136,316
U.S Dollar	79,673	13,633	93,306	100,904	—	100,904
Euros	44	—	44	—	—	—
Brazilian Real	22,251	—	22,251	19,041	—	19,041
Argentine Pesos	4,428	139	4,567	6,143	184	6,327
Other currencies	3,704	—	3,704	4,307	—	4,307
Chilean Pesos	7,823	6	7,829	5,575	57	5,632
U.F.	22	—	22	105	—	105

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

	From 13 months to 5 years	12-31-2015 More than 5 years	Total	From 13 months to 5 years	12-31-2014 More than 5 years	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total non-current liabilities	3,868,722	2,257,489	6,126,211	3,412,073	2,974,002	6,386,075
Other non-current financial liabilities	2,141,600	2,095,365	4,236,965	1,943,952	2,509,867	4,453,819
U.S Dollar	1,748,723	1,525,269	3,273,992	1,767,326	1,603,825	3,371,151
Brazilian Real	13,953	1,929	15,882	34,612	18,434	53,046
Argentine Pesos	48	—	48	614	—	614
Chilean Pesos	10,455	—	10,455	2,352	—	2,352
U.F.	368,421	568,167	936,588	139,048	887,608	1,026,656
Bank Loans	648,017	149,782	797,799	797,628	248,117	1,045,745
U.S Dollar	634,016	147,853	781,869	762,402	229,683	992,085
Brazilian Real	13,953	1,929	15,882	34,612	18,434	53,046
Argentine Pesos	48	—	48	614	—	614
Financial Leases	90,697	—	90,697	65,289	—	65,289
Chilean Pesos	10,455	—	10,455	2,352	—	2,352
U.F.	80,242	—	80,242	62,937	—	62,937
Other Loans	1,402,886	1,945,583	3,348,469	1,081,035	2,261,750	3,342,785
U.S Dollar	1,114,707	1,377,416	2,492,123	1,004,924	1,374,142	2,379,066
U.F.	288,179	568,167	856,346	76,111	887,608	963,719
Other non-current provisions	34,541	—	34,541	64,529	—	64,529
U.S Dollar	4	—	4	4	—	4
Brazilian Real	4,410	—	4,410	31,374	—	31,374
Argentine Pesos	30,127	—	30,127	30,301	—	30,301
Chileans $	—	—	—	2,850	—	2,850
Deferred tax liabilities	1,593,404	162,124	1,755,528	1,299,714	457,435	1,757,149
U.S Dollar	1,508,250	162,124	1,670,374	1,159,805	457,435	1,617,240
Euros	—	—	—	4,044	—	4,044
Brazilian Real	84,976	—	84,976	135,600	—	135,600
Chilean Pesos	178	—	178	265	—	265
Non-current provisions for employee benefits	51,936	—	51,936	41,882	6,700	48,582
Other currencies	149	—	149	172	—	172
Chilean Pesos	51,787	—	51,787	41,710	6,700	48,410
Other non-current non-financial liabilities	47,241	—	47,241	61,996	—	61,996
U.S Dollar	392	—	392	1,043	—	1,043
Brazilian Real	46,043	—	46,043	59,497	—	59,497
Argentine Pesos	608	—	608	1,206	—	1,206
Chilean Pesos	195	—	195	246	—	246
U.F.	3	—	3	4	—	4

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. Dollar as follows:

Subsidiary	Country	Functional Currency
Arauco do Brasil S.A.	Brazil	Brazilian Real
Arauco Forest Brasil S.A.	Brazil	Brazilian Real
Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real
Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real
Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos
Consorcio Protección Fitosanitaria Forestal S.A. (Ex-Controladora de Plagas Forestales S.A.)	Chile	Chilean Pesos
Flakeboard Company Limited	Canada	Canadian Dollar

The table below shows a detail per company of the effect in the period of the Reserve for Exchange Differences on translation:

	January - December
	2015	2014
	ThU.S.$	ThU.S.$
Arauco Do Brasil S.A.	(155,390)	(66,222)
Arauco Forest Brasil S.A.	(140,992)	(57,515)
Arauco Florestal Arapoti S.A.	(43,189)	(17,640)
Arauco Distribución S.A.	(4,180)	(3,793)
Arauco Argentina S.A.	(13,308)	(5,765)
Flakeboard Company Limited	(16,915)	(8,049)
Others	(301)	(406)

Total reserve of exchange differences on translation	(374,275)	(159,390)

Effect of foreign exchange rates changes

	January-December
	2015	2014
	ThU.S.$	ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	(40,827)	(7,763)
Reserve of exchange differences on translation (with Non-controlling interests)	(385,109)	(163,844)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 12. BORROWING COSTS

Arauco estimates the average rate of borrowings to finance its current investment projects. At the end of the previous period, the balance corresponded principally to the accumulated amount that was capitalized until the end of construction of pulp production plant in Uruguay. The average rate loans to finance these investment projects were calculated to record the capitalization.

	January - December
	2015	2014
	ThU.S.$	ThU.S.$
Property, plant and equipment capitalized cost
Property, plant and equipment capitalized interest cost rate	4.87%	4.7%
Amount of the capitalized interest cost, property, plant and equipment	1,893	19,586

NOTE 13. RELATED PARTIES

Related Party Disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean SVS and the Chilean Corporations Law.

The receivable and payable amounts among related parties at the end of each period correspond to commercial and financing transactions denominated in Chilean Pesos, U.S. dollars and Brazilian Real, where collection or payment deadlines are shown in the following tables and in general do not bear interest, except for financing transactions.

As of the date of these consolidated financial statements, the main transactions with related parties are related to fuel purchases with Compañía de Petróleos de Chile S.A., sodium chlorate purchases at EKA Chile S.A., chips sales to Forestal del Sur S.A.

As of the date of these consolidated financial statements, there are neither provisions for doubtful accounts nor any guarantees granted or received related to the balances with related parties.

Name of Group’s Main Shareholders

The ultimate shareholders of Arauco are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda.

Name of the Intermediate Controlling Entity that Produces Consolidated Financial Statements for Public Use

Empresas Copec S.A.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Compensation to Key Management Personnel

Compensation to key management personnel, including directors, managers and deputy managers, consist of a fixed monthly salary and an annual bonus subject to the results of the Company and the fulfillment of goals of the business as well as individual performance.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Related party transactions were made on terms of those prevailing under market conditions, with mutual independence of the parties.

The table below sets forth information about the Relationship between the Parent Company and its Subsidiaries

ID N°	Company Name	Country	Functional Currency	% Ownership interest 12-31-2015			% Ownership interest 12-31-2014
				Direct	Indirect	Total	Direct	Indirect	Total
—	Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0.0020	99.9970	99.9990	0.0020	99.9970	99.9990
—	Arauco Argentina S.A. (Ex-Alto Paraná S.A.)	Argentina	U.S. Dollar	9.9753	90.0048	99.9801	9.9753	90.0048	99.9801
—	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S. Dollar	98.0000	1.9999	99.9999	98.0000	1.9999	99.9999
—	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.4778	98.5204	99.9982	1.5000	98.4983	99.9983
96765270-9	Arauco Distribución S.A.	Chile	Chilean Pesos	—	—	—	—	99.9996	99.9996
—	Arauco do Brasil S.A.	Brazil	Brazilian Real	1.2485	98.7505	99.9990	1.3418	98.6572	99.9990
—	Arauco Europe Cooperatief U.A. (Ex-Arauco Holanda Cooperatief U.A.)	Holland	U.S. Dollar	0.4843	99.5147	99.9990	0.5389	99.4601	99.9990
—	Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real	—	79.9992	79.9992	—	79.9992	79.9992
—	Arauco Forest Brasil S.A.	Brazil	Brazilian Real	10.1297	89.8694	99.9991	11.1520	88.8470	99.9990
—	Arauco Forest Products B.V.	Holland	U.S. Dollar	—	—	—	—	99.9990	99.9990
—	Arauco Middle East DMCC	Dubai	U.S. Dollar	—	99.9990	99.9990	—	—	—
—	Arauco Panels USA, LLC	USA	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Arauco Perú S.A.	Peru	U.S. Dollar	0.0013	99.9977	99.9990	0.0013	99.9977	99.9990
—	Arauco Wood Products, Inc.	USA	U.S. Dollar	0.0004	99.9986	99.9990	0.0004	99.9986	99.9990
—	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.0005	99.9985	99.9990	0.0005	99.9985	99.9990
96565750-9	Aserraderos Arauco S.A.	Chile	U.S. Dollar	—	—	—	99.0000	0.9995	99.9995
96657900-5	Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos	—	57.5404	57.5404	—	57.7503	57.7503
—	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real	—	99.9789	99.9789	—	99.9789	99.9789
—	Flakeboard America Limited	USA	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Flakeboard Company Ltd.	Canada	Canadian Dollar	—	99.9990	99.9990	—	99.9990	99.9990
85805200-9	Forestal Arauco S.A.	Chile	U.S. Dollar	99.9484	—	99.9484	99.9484	—	99.9484
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	—	98.4478	98.4478	—	98.1796	98.1796
—	Forestal Concepción S.A.	Panama	U.S. Dollar	0.0050	99.9940	99.9990	0.0050	99.9940	99.9990
78049140-K	Forestal Los Lagos S.A.	Chile	U.S. Dollar	—	79.9587	79.9587	—	79.9587	79.9587
—	Forestal Nuestra Señora del Carmen S.A.	Argentina	U.S. Dollar	—	99.9805	99.9805	—	99.9805	99.9805
—	Forestal Talavera S.A.	Argentina	U.S. Dollar	—	99.9942	99.9942	—	99.9942	99.9942
—	Greenagro S.A.	Argentina	U.S. Dollar	—	97.9805	97.9805	—	97.9805	97.9805
96563550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.0186	1.9804	99.9990	98.0186	1.9804	99.9990
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos	1.0000	98.9489	99.9489	1.0000	98.9489	99.9489
—	Leasing Forestal S.A.	Argentina	U.S. Dollar	—	99.9801	99.9801	—	99.9801	99.9801
—	Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real	—	99.9934	99.9934	—	99.9934	99.9934
—	Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian Real	—	99.9990	99.9990	—	—	—
96510970-6	Paneles Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9995	99.9995	99.0000	0.9995	99.9995
—	Savitar S.A.	Argentina	U.S. Dollar	—	99.9841	99.9841	—	99.9841	99.9841
76375371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. Dollar	0.0100	99.9890	99.9990	0.0100	99.9890	99.9990
76375371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. Dollar	45.0000	54.9997	99.9997	45.0000	54.9997	99.9997

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

The companies in the table below are classified as joint operations in accordance with IFRS 11. The assets, liabilities, income and expenses are recorded in relation to the Company’s ownership percentage in accordance with accounting standards applicable in each case.

ID N°	Company Name	Country	Functional Currency
-	Euforest S.A.	Uruguay	U.S. Dollar
-	Celulosa y Energía Punta Pereira S.A.	Uruguay	U.S. Dollar
-	Zona Franca Punta Pereira S.A.	Uruguay	U.S. Dollar
-	Forestal Cono Sur S.A.	Uruguay	U.S. Dollar
-	Stora Enso Uruguay S.A.	Uruguay	U.S. Dollar
-	El Esparragal Asociación Agraria de R.L.	Uruguay	U.S. Dollar
-	Ongar S.A.	Uruguay	U.S. Dollar
-	Terminal Logística e Industrial M’Bopicua S.A.	Uruguay	U.S. Dollar

There are no significant restrictions on the ability of subsidiaries to transfer funds to Arauco, in the form of cash dividends or repayment of loans and/or advances.

Employee Benefits for Key Management Personnel

	January - December
	2015	2014
	ThU.S.$	ThU.S.$
Salaries and bonuses	65,760	63,159
Per diem compensation to members of the Board of Directors	1,097	1,397
Termination benefits	2,250	4,073
Total	69,107	68,629

Related Party Receivables, Current

Name of Related Party	Tax ID No.	Nature of Relationship		Country	Currency	Maturity	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Forestal Mininco S.A	91.440.000-7	Common director		Chile	Chilean pesos	30 days	44	19
Eka Chile S.A	99.500.140-3	Joint Venture		Chile	Chilean pesos	30 days	1,646	2,083
Forestal del Sur S.A	79.825.060-4	Common director		Chile	Chilean pesos		—	584
Stora Enso Arapoti Industria del Papel S.A	—	Associate		Brazil	Brazilian Real	30 days	472	588
Unilin Arauco Pisos Ltda.	—	Joint Venture		Brazil	Brazilian Real	30 days	523	1,389
Abastible S.A.	91.806.000-6	Common director		Chile	Chilean pesos	30 days	142	—
Novo Oeste Gestao de Ativo Florestais S.A.	—	Subsidiary	(1)	Brazil	Brazilian Real		—	21
Fundación Educacional Arauco	71.625.000-8	Common director		Chile	Chilean pesos	30 days	276	—
CMPC Celulosa S.A.	96.532.330-9	Common director		Chile	Chilean pesos		—	1
Corpesca S.A	96.893.820-7	Common director		Chile	Chilean pesos		—	20
Fundación Acerca Redes	65.097.218-K	Common director		Chile	U.S. Dollar	30 days	21	—
TOTAL							3,124	4,705

(1)	Since October 2015, the company is a subsidiary of Arauco, therefore, the transactions presented in this note are those made with this company until that month (see Note 14).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Related Party Receivables, Non-Current

Name of Related Party	Tax ID No.	Nature of Relationship		Country	Currency	Maturity	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Novo Oeste Gestao de Ativo Florestais S.A.(*)	—	Subsidiary	(1)	Brazil	Brazilian Real		—	151,519
TOTAL							—	151,519

(*)	Accrued an annual CDI interest (interbank rate) + 2.3%. The debt was capitalized and the company has been a subsidiary since October of year 2015.
(1)	Since October 2015, the company is a subsidiary of Arauco, therefore, the transactions presented in this note are those made with this company until that month (see Note 14).

Related Party Payables, Current

Name of Related party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Controlling Parent’s Subsidiary	Chile	Chilean pesos	30 days	6,057	4,073
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean pesos		—	302
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Chilean pesos		—	29
Sigma S.A.	86.370.800-1	Common director	Chile	Chilean pesos		—	8
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean pesos	30 days	98	—
Puerto Lirquén S.A.	96.959.030-1	Associate	Chile	U.S. Dollar	30 days	851	987
Compañía Puerto de Coronel S.A.	79.895.330-3	Associate	Chile	U.S. Dollar	30 days	111	122
Colbún Transmisión S.A.	76.218.856-2	Common director	Chile	Chilean pesos		—	8
Empresa de Residuos Resiter Ltda	89.696.400-3	Common director	Chile	Chilean pesos		—	4
Resiter Uruguay S.A	—	Common director	Uruguay	U.S. Dollar		—	503
Empresas Copec S.A.	90.690.000-9	Common director	Chile	Chilean pesos	30 days	24	—
TOTAL						7,141	6,036

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Related Party Transactions

Purchases

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean pesos	Fuel	2,503	3,676
Empresas Copec S.A	90.690.000-9	Controlling Parent	Chile	Chilean pesos	Management service	233	277
Compañía de Petróleos de Chile S.A.	99.520.000-7	Controlling Parent’s Subsidiary	Chile	Chilean pesos	Fuel and other	61,245	96,497
Compañía Puerto de Coronel S.A.	79.895.330-3	Associate	Chile	U.S. Dollar	Transport and stowage	10,917	9,458
Puerto Lirquén S.A.	96.959.030-1	Associate	Chile	U.S. Dollar	Port services	7,694	9,937
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	Sodium chlorate	39,362	48,696
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Wood and ships	2,018	—
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean pesos	Legal services	1,312	1,761
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common director	Chile	Chilean pesos	Telephone services	552	474
CMPC Maderas S.A.	95.304.000-K	Common director	Chile	Chilean pesos	Wood and logs	267	489
Forestal Mininco S.A.	91.440.000-7	Common director	Chile	Chilean pesos	Wood and logs	204	204
Empresa de Residuos Resiter Ltda	89.696.400-3	Common director	Chile	Chilean pesos	Industrial Cleaning Services	(285)	4,157
Empresas de Residuos Industriales Resiter Ltda	76.329.072-7	Common director	Chile	Chilean pesos	Industrial Cleaning Services	5,027	1,432
Resiter Uruguay S.A	—	Common director	Uruguay	U.S. Dollar	Service to collect solid waste	774	1,167
Colbún Transmisión S.A.	76.218.856-2	Common director	Chile	Chilean pesos	Electrical Power	447	330
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean pesos	Others purchases	2,217	1,023

Sales

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	Electrical Power	1,083	3,284
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Electrical Power	17,543	27,361
Stora Enso Arapoti Industria de Papel S.A.	—	Associate	Brasil	Brazilian Real	Wood	5,617	8,349
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Wood and chips	18,506	19,311
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Harvesting services	822	—
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean pesos	Wood	130	246
Cartulinas CMPC S.A.	96.731.890-6	Common director	Chile	Chilean pesos	Cellulose	—	679
Empresa Eléctrica Guacolda S.A.	96.635.700-2	Associate	Chile	Chilean pesos	Electrical Power	—	1,264
Forestal Mininco S.A.	91.440.000-7	Common director	Chile	Chilean pesos	Wood and chips	311	—
Unilin Arauco Pisos Ltda.	—	Joint venture	Brasil	Brazilian Real	Wood	2,666	11,887

Other Transactions

Name of Related Party	Tax ID No.	Nature of Relationship		Country	Currency	Transaction Descriptions	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Novo Oeste Gestao de Ativo Florestais S.A.		Subsidiary	(1)		Brazilian Real	Loans (Capital and interest)	41,091	151,519

(1)	Since October 2015, the company is a subsidiary of Arauco, therefore, the transactions presented in this note are those made with this company until that month (see Note 14).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 14. CONSOLIDATED FINANCIAL STATEMENTS

Company mergers

On December 1, 2015 there was a merger among the affiliates Paneles Arauco S.A. (successor), Aserraderos Arauco S.A. and Arauco Distribución S.A. This transaction had no effect on results and was performed with a view to generate greater synergies, share best practices and achieve better results for our clients. There will be a progressive integration of the activities of sawmills, remanufacturing, plywood, panels and distribution under the same view, with products oriented to the furniture, construction, fitting and packaging industries.

Investments in Subsidiaries

In October 2015, the company acquired the remaining 51% of the interest ownership in Novo Oeste Gestao de Ativos Florestais S.A., in which it held, on December 31, 2015, a stake of 100% through Arauco’s subsidiaries in Brazil. Tables below show the acquired assets and liabilities at fair value, consideration paid and effects generated through the transaction.

Novo Oeste Gestao de Ativos Florestais	10-27-2015 Th.U.S.$
Cash and cash equivalents	427
Inventories	3,747
Accounts receivable from related companies, Current	39,917
Other Assets, Current	154
Current Assets, Total	44,245
Accounts receivable from related companies, Non-current	12,439
Other Assets, Non Current	—
Property, plant and equipment	1,496
Biological assets, Non-current	87,580
Non Current Assets, Total	101,515
Assets, Total	145,760
Trade and other current payables, Current	238
Current tax liabilities	3,449
Accounts payable to related companies, current	10
Current Liabilities, Total	3,697
Accounts payable to related companies, Non-current	137,193
Deferred tax liabilities	16,051
Non Current Libilities, Total	153,244
Liabilities, Total	156,941

The interest previously held by Novo Oeste Gestao de Ativos Florestais S.A. was measured at fair value, resulting in a total of ThU.S.$ (5,479), recognizing a gain in the other income line of ThU.S.$15,268. The price paid for the 51% interest was ThU.S.$995, generating a goodwill of ThU.S.$6,697, for which Arauco decided to recognize in the results because of the Company’s accumulated losses. The impairment loss is presented net from the abovementioned gain.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Novo Oeste	US$
negative investment before business combination	(20,746)
Net fair value of 49% of assets and libilities	(5,479)
Profit (Loss)	15,268
Purchase value 51% stake	995
Net fair value of 51% of assets and libilities	(5,702)
Goodwill	(6,697)
Net income staged Business Combination	8,571

On August 13, 2015, the company Arauco Middle East DMCC was incorporated with a single contribution from Inversiones Arauco Internacional Limitada of 3,673,000 Dirham (ThU.S.$1,000). The corporate purpose of this company is the promotion of products and the management of Arauco’s customer relations in the Middle East.

On January 26, 2015 Arauco, through its subsidiaries in North America, acquired a melamine-based paper treatment plant located in Biscoe, North Carolina. The price paid was ThU.S.$9,522. The attached table displays the acquired assets at fair value and the price paid under the transaction:

Th.U.S$
Inventories	372
Lands	597
Buildings	1,723
Plant and equipment	6,830
Value Paid, Total	9,522

On March 27, 2014, the company Servicios Aereos Forestales Ltda was established with contributions from Inversiones Arauco Internacional Ltda ThU.S.$25,997 and Celulosa Arauco y Constitución S.A. ThU.S.$2.6. The Company’s main objective is the provision of air transportation services for passengers and cargo, forest patrol, photography, advertising, magnetic survey, using its own as well as third-party equipment and perform maintenance service on aircrafts.

The details of the subsidiaries included in the consolidation of Arauco are disclosed in Note 13.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 15. INVESTMENTS IN ASSOCIATES

At December 31, 2015 and 2014 there are no new investments in associates to report.

The following tables set forth information about Investments in associates.

Name	Puertos y Logística S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Docking and warehousing operations for proprietary and third party use, cargo of all classes of goods, as well, as warehousing and transport operations.
Ownership interest (%)	20.2767%
	12-31-2015	12-31-2014
Carrying amount	ThU.S.$58,922	ThU.S.$60,081

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%
	12-31-2015	12-31-2014
Carrying amount	ThU.S.$43,200	ThU.S.$40,088

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%
	12-31-2015	12-31-2014
Carrying amount	ThU.S.$ 179	ThU.S.$(2,850) (*)

(*)	As of December 31, 2014 the Company recognized a loss generated by punishment of obsolescence of its subsidiary Olidata Chile S.A.

Name	Stora Enso Arapoti Industria de Papel S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Industrialization and commercialization of paper and cellulose, raw materials and by-products
Ownership interest (%)	20.0000%
	12-31-2015	12-31-2014
Carrying amount	ThU.S.$17,397	ThU.S.$26,029

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Name	Genómica Forestal S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%
	12-31-2015	12-31-2014
Carrying amount	ThU.S.$16	ThU.S.$48

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%
	12-31-2015	12-31-2014
Carrying amount	ThU.S.$67	ThU.S.$214

Name	Novo Oeste Gestao de Ativos Florestais S.A.
Country	Brazil
Functional Currency	Real
Corporate purpose	Management of forestry activities and commercialization of wood and other products.
Ownership interest (%)	Subsidiary	48.9912%
	12-31-2015	12-31-2014
Carrying amount	ThU.S.$ -	ThU.S.$(25,290)

Name	Vale do Corisco S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Management of forestry activities.
Ownership interest (%)	49.0000%
	12-31-2015	12-31-2014
Carrying amount	ThU.S.$120,649	ThU.S.$174,782

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Summarized Financial Information of Associates

12-31-2015	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Assets Novo Oeste Gestao de Ativos Florestais S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	90,896	29	4,174	59,594	0	14,736	1	44	169,474
Non-current	472,638	86,453	664	33,284	0	322,598	345	146	916,128
Total	563,534	86,482	4,838	92,878	0	337,334	346	190	1,085,602

	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Liabilities Novo Oeste Gestao de Ativos Florestais S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	41,784	82	3,136	13,648	0	9,098	7	7	67,762
Non-current	231,160	0	808	7,094	0	80,563	5	118	319,748
Equity	290,590	86,400	894	72,136	0	247,673	334	65	698,092
Total	563,534	86,482	4,838	92,878	0	337,334	346	190	1,085,602
Revenues	88,689	4,629	16,007	9,574	0	36,270	983	121	156,273
Expenses	(89,719)	0	(5,163)	(3,579)	0	(19,674)	(105)	(1,229)	(119,469)
Profit or loss	(1,030)	4,629	10,844	5,995	0	16,596	878	(1,108)	36,804

12-31-2014	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Assets Novo Oeste Gestao de Ativos Florestais S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	70,923	17	6,582	46,579	6,356	24,067	1,533	193	156,250
Non-current	363,444	80,243	272	84,451	119,137	460,554	2,097	253	1,110,451
Total	434,367	80,260	6,854	131,030	125,493	484,621	3,630	446	1,266,701

	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Liabilities Novo Oeste Gestao de Ativos Florestais S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	19,447	83	20,355	16,791	177,106	17,773	1,937	13	253,505
Non-current	118,616	0	751	5,923	0	108,206	621	243	234,360
Equity	296,304	80,177	(14,252)	108,316	(51,613)	358,642	1,072	190	778,836
Total	434,367	80,260	6,854	131,030	125,493	484,621	3,630	446	1,266,701
12-31-2014
Revenues	83,318	3,331	4,047	125,746	171	47,800	135	65	264,613
Expenses	(79,973)	0	(16,854)	(122,967)	(27,032)	(7,237)	(571)	(97)	(254,731)
Profit or loss	3,345	3,331	(12,807)	2,779	(26,861)	40,563	(436)	(32)	9,882

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of Investment in Associates and Joint Ventures

	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Opening balance as of January 1	326,045	349,412
Changes
Investments in associates, Additions	1,808	0
Disposals, Investments in associates	0	(3,400)
Share of profit (loss) in investment in associates	5,573	6,958
Share of profit (loss) in investment in joint ventures	1,175	523
Dividends Received	(18,396)	(11,696)
Increase (Decrease) in foreign exchange currency	(55,207)	(27,717)
Other increase (decrease)	3,814	11,965
Total changes	(61,233)	(23,367)
Ending balance	264,812	326,045

	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Carrying amount of associates accounted for using equity method	241,140	301,242
Carrying amount of joint ventures accounted for using equity method	23,672	24,803
Total investment accounted for using equity method	264,812	326,045

NOTE 16. INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

As of December 31, 2015, Arauco, through its subsidiary Arauco Holanda Cooperatief U.A, has made capital contributions for a total of ThU.S.$82,943 (ThU.S.$398,545 as of December 31, 2014) to two Uruguayan joint operation entities in order to maintain its 50% of ownership in Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A.

The aforementioned contributions were invested in the construction of a state-of-the-art cellulose production plant, with a guaranteed annual capacity of 1.3 million tons, a port and an energy generation unit based on renewable resources, which is located in the town of Puerto Pereira, Province of Colonia, Uruguay.

The investments in Uruguay qualify as a joint operation. In relation to “other rights and contractual conditions”, the joint operation has the primary objective of providing the parties an output. As established in the “Pulp Supply Agreement”, both Arauco and its partner have the obligation to acquire 100% of the yearly pulp produced by the joint operation. Arauco has recognized the assets, liabilities, income and expenses associated with its interest ownership, as of January 1, 2013, pursuant to IFRS 11.

Furthermore, Arauco holds a 50% ownership interest in Unilin Arauco Pisos Laminados Ltda., a Brazilian company, and in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to cellulose plants in Chile. There is a contractual agreement with Eka whereby Arauco has engaged in an economic activity subject to common control, which is classified as a joint venture.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

Celulosa y Energía Punta Pereira S.A. (Uruguay)	12-31-2015		12-31-2014
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	173,499	167,067	82,708	248,825
Non-current	2,192,148	885,723	2,219,108	1,008,556
Equity		1,312,857		1,044,435
Total Joint Arrangement	2,365,647	2,365,647	2,301,816	2,301,816
Investment	656,429		522,218

	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Income	720,499	260,934
Expenses	(612,101)	(314,251)
Joint Arrangement Net Income (Loss)	108,398	(53,317)

Forestal Cono Sur S.A.(consolidated)	12-31-2015		12-31-2014
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	23,267	21,495	26,034	21,790
Non-current	176,876	4,654	171,630	700
Equity		173,994		175,174
Total Joint Arrangement	200,143	200,143	197,664	197,664

Investment	86,997		87,587

	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Income	10,821	9,200
Expenses	(12,000)	(4,844)
Joint Arrangement Net Income (Loss)	(1,179)	4,356

Eufores S.A.(consolidated)	12-31-2015		12-31-2014
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	158,735	187,311	132,001	193,615
Non-current	611,500	39,994	641,668	32,368
Equity		542,930		547,686
Total Joint Arrangement	770,235	770,235	773,669	773,669

Investment	271,465		273,843

	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Income	292,534	202,814
Expenses	(297,291)	(222,853)
Joint Arrangement Net Income (Loss)	(4,757)	(20,039)

Zona Franca Punta Pereira S.A. (Uruguay)	12-31-2015		12-31-2014
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	11,582	71,202	4,971	28,093
Non-current	494,585	88,182	474,871	85,057
Equity		346,783		366,692
Total Joint Arrangement	506,167	506,167	479,842	479,842

Investment	173,392		183,346

	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Income	19,079	20,885
Expenses	(41,988)	(22,762)
Joint Arrangement Net Income (Loss)	(22,909)	(1,877)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint ventures:

Unilin Arauco Pisos Ltda.	12-31-2015		12-31-2014
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	5,943	2,304	9,933	6,917
Non-current	3,544	37	4,942	63
Equity		7,146		7,894
Total Joint Arrangement	9,487	9,487	14,875	14,875

Investment	3,573		5,829

	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Income	112	6,385
Expenses	(2,462)	(6,378)
Joint Arrangement Net Income (Loss)	(2,350)	7

Eka Chile S.A.	12-31-2015		12-31-2014
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	23,457	8,365	18,378	3,951
Non-current	30,203	5,097	28,792	5,272
Equity		40,198		37,947
Total Joint Arrangement	53,660	53,660	47,170	47,170

Investment	20,099		18,974

	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Income	39,646	49,570
Expenses	(36,355)	(48,530)
Joint Arrangement Net Income (Loss)	3,291	1,040

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS

In 2015, a provision for the deterioration of the Arapoti Sawmill in an amount of ThU.S.$2,428, was registered reducing the recoverable value for these assets to zero.

Disclosure of Impairment Losses of Assets

Provisions for impairment of property, plant and equipment due to technical obsolescence have been recorded as of December 31, 2015 and 2014 respectively, as shown below:

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Technical Obsolescence and Claim
	12-31-2015	12-31-2014
Information relevant to the sum of all impairment	ThU.S.$4,658	ThU.S.$4,938

This impairment provision is being analyzed to determine the definitive write-off corresponding to the related assets. In addition, the Company recognized an impairment derived from the purchase of the 51% ownership in Novo Oeste Gestao de Ativos Florestais S.A. See Note 14 – acquisition of subsidiaries.

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these consolidated financial statements, the balance of goodwill is ThU.S.$69,475 (ThU.S.$82,573, at December 31, 2014)

Of the total of goodwill, ThU.S.$39,631 (ThU.S.$40,023 as of December 31, 2014) are generated by the acquisition of “Flakeboard”, a company that, directly and/or through its subsidiaries, possesses and operates 7 panel plants, for which Arauco acquired and paid, on September 24, 2012, the price of ThU.S.$242,502 for the 100% interest ownerhip.

The recoverable amount for Flakeboard’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 5-year term, applying a discount rate of 7.8% which reflects current market assessments for the Panels segment in North America.

The investment in the panel plant in Pien, Brazil generated a goodwill of ThU.S.$27,030 (ThU.S.$39,735 as of December 31, 2014).

The recoverable amount for the Pien plant’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections based on the operational plan approved by the Administration, covering a 5-year term, applying a 9% discount rate that reflects current evaluations for the panel segment in Brazil.

As a result of the annual impairment test, the carrying value of the goodwill does not exceed their recoverable value, and therefore there is no need to recognize impairment losses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Between December 31 2015 and 2014, the variation of the balance in goodwill is only due to the translation adjustments as explained in the accounting policies.

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities for outstanding litigations are as follows:

Celulosa Arauco y Constitución S.A.

1. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax resolutions No. 184 and No. 185 of 2005, objecting to certain income tax returns made by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requested reimbursement from the Company for the tax returnes made in respect of certain claimed tax losses as well as the modification of the tax balance of retained earnings. On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the abovementioned tax resolutions No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, which resolution only partially sustained the Company’s request. In response, the Company filed an additional complaint with regard to the portion of the RAF that was not granted by the administrative review. On February 19, 2010, the Court acknowledged receipt of the Company’s request. Subsequently, the tax authority issued a report and the Company commented on such report.

On September 26, 2014, Arauco requested the submission of this claim to the competent jurisdiction of the new Tax and Customs Courts. On October 10, 2014, Arauco’s request was granted. Currently the action is being considered by these new Courts under the Docket No. RUC 14-9-0002087-3. On March 20, 2015, the SII responded to the allegations submitted by Arauco against Liquidations No. 184 and 185 of 2005. As the date of these financial statements, this case is pending.

2. In conecction with Licancel Plant, on June 22, 2011, the Company was notified of a civil claim for compensation of prejudice for an alleged tort liability, filed by twelve fishermen of the Mataquito River before the Court of First Instance, Guarantee and Family of Licantén under Docket number 73-2011. The case arose out of dead fish allegedly found in the Mataquito River on June 5, 2007 caused by the Licancel Plant. The plaintiffs seek to be compensated for alleged damages that they had from the aforementioned event, including loss of profits, pain and suffering and an alleged contractual liability.

On October 21, 2015 the Court issued a definitive first instance decision partially admitting the claim, sentencing Celulosa Arauco y Constitución S.A. to pay each claimant – as non-monetary damages – the sum of $5,000,000 plus adjustments, as per the variation of the CPI, calculated as from May 2007 until the month of the actual payment. On November 16, 2015, the defendant challenged the definitive decision through the submission of a cassation appeal based on formal aspects and an ordinary appeal. Pending. (Court of Appeals Docket No. 60-2016).

3. Through Res. Ex. N° 1 issued by the Superintendence of the Environment (“SMA”) on January 8, 2016, notified on January 14, 2016, the SMA formulated 11 charges against the Company, due to alleged breaches of certain Environmental Qualification Resolutions for the Valdivia Plant and of DS No. 90/2000. The 11 charges were classified as follows by the SMA: 1 critical, 5 severe, 5 minor.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

On February 12, 2016, the Company submitted its defenses. The SMA shall analyze and rule on the defenses, and it may request new information or open a term for providing evidence. Once these proceedings have been discharged, the SMA will issue a resolution that either absolves or sanctions the Company. The resolutions issued by the SMA may be appealed before the Environmental Court.

4. Through Res. Ex. N° 1 of the SMA, dated February 17, 2016 notified on February 23, 2016, the SMA formulated 8 charges against the company due to alleged breaches of certain Environmental Qualification Resolutions for the Nueva Aldea Plant. The 8 charges were qualified by the SMA as follows: 7 severe and 1 minor.

As of this date, the Company is within the time period granted to raise defenses, or alternatively, to propose a compliance program that, if approved and satisfactorily executed, would allow the termination of the proceedings without the imposition of sanctions. Should defenses be raised, the SMA will issue a resolution that either absolves or sanctions the Company. The SMA’s rulings may be challenged before the Environmental Court.

Arauco Argentina S.A. (Ex -Alto Paraná S.A.)

1. (i) On October 8, 2007, the Federal Administration of Internal Revenue (Administración Federal de Ingresos Públicos) (AFIP) initiated an ex oficio proceeding against our Argentine affiliate Arauco Argentina S.A. challenging its deduction from its income tax liability of certain expenses, interest payments and exchange rate differences generated by Private Negotiable Obligations which were issued by such company in 2001 and paid in 2007.

On November 20, 2007, Arauco Argentina S.A. submitted a counterclaim completely rejecting all of AFIP’s allegations and asserting legal arguments that justify its actions in the determination of its income tax.

On December 14, 2007, AFIP notified Arauco Argentina S.A. that its counterclaim had been dismissed, thus issuing an ex oficio ruling and ordering the payment, within 15 working days, of the calculated income tax difference for the 2002, 2003 and 2004 fiscal years of Argentine Pesos $417,908,207 (ThU.S.$ 32,048 at December 31, 2015), compensatory interest, and fines for omission. On February 11, 2008, Arauco Argentina S.A. appealed the aforementioned ruling before the National Tax Court (“Tribunal Fiscal de la Nación”) (TFN).

On February 8, 2010, Arauco Argentina S.A. was notified of TFN’s ruling, which confirmed the ruling issued by AFIP, with court expenses, based on arguments different from those that justified AFIP’s ex oficio decision. This decision by the TFN extinguished the administrative process. As a result, the company’s only remaining option was to pursue a remedy before the Contentious Administrative Matters Federal Appeals Court (“Cámara de Apelaciones en lo Contencioso Administrativo Federal”) (CACAF) and, subsequently, the National Supreme Court of Justice (“Corte Suprema de Justicia de la Nación”).

On February 15, 2010, Arauco Argentina S.A. appealed before the CACAF, making all necessary submissions with the purpose of attaining a revocation of the contested decision. Arauco Argentina S.A. paid litigation fees (tasa de justicia) in the amount of Argentine Pesos 5,886,053 (ThU.S.$451 at December 31, 2015).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

On March 18, 2010, the CACAF issued a court decree in which it ordered the AFIP to refrain from requesting the blocking of preventive interim relief measures, administratively demanding payment, issuing debt invoices, or initiating judicial collection actions, including seizure of property and other enforcement measures, against Arauco Argentina S.A. until CACAF reaches a decision on APSA’s request for an injunction.

On May 13, 2010, the CACAF decided to grant the injunction requested by Arauco Argentina S.A., ordering to suspend the enforcement of the AFIP resolution until the final decision on this matter. This injunction was granted by the CACAF subject to the granting of a corresponding bond. On May 19, 2010, Arauco Argentina S.A. filed with the Appeal Court a surety policy issued by Zurich Argentina Cía. de Seguros S.A. On May 20, 2010, the CACAF asked Arauco Argentina S.A. to specify the areas covered by the surety insurance. On May 28, 2010 Arauco Argentina S.A. complied with this request and attached Endorsement No. 1 of the surety policy in favor of the CACAF – Trial Chamber I – in the amount of Argentine Pesos 633,616,741 (equivalent to ThU.S.$48,590 as of December 31, 2015), which includes initial capital, plus adjustments and interests to the date of the bond. On June 2, 2010 the CACAF accepted this surety filed by Arauco Argentina S.A. and sent notice to AFIP of the injunction granted. On June 4, 2010 the AFIP was notified of the ruling dated May 13, 2010, which is final since June 22, 2010.

On February 1, 2013, Arauco Argentina S.A. received notice of the decision dated December 28, 2012, whereby the First Chamber of Appeals rejected the appeal lodged by the company, confirming the ex officio determination of the AFIP, and imposed the judicial fees for both instances as per their generation, since there was contradictory case law. The company appealed this decision before the National Supreme Court of Justice via the various legal procedural remedies available. On February 4, 2013, the company filed an ordinary appeal against the Chamber’s decision and on February 19, 2013, it also filed an extraordinary appeal against the same judgment, both before the National Supreme Court of Justice. On May 6, 2013, Arauco Argentina S.A. was notified of the decision of the Court of Appeals that, as of April 23, 2013, granted the ordinary appeal to the National Supreme Court of Justice and was present, to her chance the Extraordinary Appeal field. On May 27, 2013, the file was forwarded to the Supreme Court of Justice of the Country. On June 3, 2013, Arauco Argentina S.A. was notified of the procedural ruling issued by the High Court on May 29, 2013, declaring that the Ordinary Appeal had been duly received. On June 17, 2013, Arauco Argentina S.A. submitted a duly founded presentation in connection with the Appeal, which the Court subsequently ordered to be transferred to AFIP, a circumstance of which the company was notified on June 28, 2013.

The reasoning of the Chamber of Appeals’ decision did not modify the opinion of our external counsel in that the company acted in accordance with law when deducting the interest, expenses and exchange differences in the indebtedness challenged by the State, and they still hold that there are good possibilities for the decision to be quashed, rendering without effect AFIP’s ex officio determination.

(ii) Within the course of these case’s proceedings, and particularly regarding payment of the litigation fees (tasa de justicia) before the TFN, on July 18, 2008, the Examining Officer ordered Arauco Argentina S.A. to pay Argentine Pesos 10,447,705 (ThU.S.$801 at December 31, 2015) as payment of Tasa de Actuación (Litigation Fee) before the TFN. On August 14, 2008, Arauco Argentina S.A filed a petition with the court requesting that this order be reconsidered, or alternatively, rejected on the grounds that the requested amount was unreasonable. Arauco Argentina S.A provided evidence that it had paid Argentine Pesos 1,634,914 (ThU.S.$125 at December 31, 2015), considering that this was the actual

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

amount due, pursuant to Law, for the Tasa de Actuación (Litigation Fee). On April 13, 2010, the First Chamber of the CACAF denied Arauco Argentina S.A.’s appeal. On April 26, 2010, Arauco Argentina S.A. filed an ordinary appeal against the latter decree before the National Supreme Court of Justice, which was granted on February, 3, 2011. On June 23, 2011, the brief with the ordinary appeal was filed before the Supreme Court. On July, 14, 2011, AFIP answered the petition of this brief. On May 8, 2012, the Supreme Court ruled that the ordinary remedy was wrongly admitted, since the appealed sentence was not a final ruling. The case file was returned to First Chamber of the National Appeals Court of Contentious Administrative Matters. On June 15, 2012, Arauco Argentina S.A. requested that the case be suspended until the substantial issues of the case were resolved, a request which was rejected by the CACAF on June 25, 2012. On July 2, 2012, Arauco Argentina S.A. filed a motion to reconsider, requesting that such ruling be rendered ineffective and the extraordinary proceeding be suspended until the substantial issues of the case were ruled on, also expressing that it still maintained its interest in the extraordinary remedy that was submitted. On August 21, 2012, Arauco Argentina S.A. filed a presentation which expressed its interest to maintain the extraordinary appeal. On February 19, 2013, Arauco Argentina S.A. requested the Extraordinary Remedy to be dealt with, and that copy of the judgment passed in the main suit be attached thereto. On the same date Arauco Argentina S.A. lodged a Federal Extraordinary remedy on grounds that the judgment relating to the procedural tax discussed in this ancillary suit ought to be analyzed in consistency with that of the main suit. On April 8, 2013, the Chamber conferred upon AFIP a period to respond to Arauco Argentina S.A.’s Extraordinary Remedy. On November 26, 2013, Arauco Argentina S.A. was served with a ruling dated October 8, 2013 whereby the 1st Chamber of the Appeals Department decided to deny Arauco Argentina S.A.’s May 6, 2010 Extraordinary Remedy, imposing upon Arauco Argentina S.A. the obligation to bear the court costs and fees. On November 18, 2014, the 1st Chamber of the Appeals Department decided to dismiss Arauco Argentina S.A.’s second extraordinary remedy.

2. By way of Resolutions Nos. 952/2000 and 83/03, and within the context of the provisions of Law No. 25,080, the former Secretary for Agriculture, Ranching, Fishing and Foods approved the projects submitted by Arauco Argentina S.A. to build an MDF plant (boards) and a sawmill, along with the forestation of several hectares for supplying said industries.

In March of 2005, by way of Note No. 145/05, issued by the Undersecretary for Agriculture, Ranching and Forestation, the exemption to pay exportation duties granted to Arauco Argentina S.A. was suspended, as were the exemptions granted to all other companies benefited by this system under Law No. 25,080, a suspension which was implemented as a preventive measure, invoking the need to review the proceedings conducted in the respective case files. After the exhaustion of the administrative procedures, the measure is being argued by the company before the courts. In said context, on November 8, 2006, the V Chamber of the National Appeals Court for Adversarial Administrative and Federal Matters issued a ruling ordering that Arauco Argentina S.A. to continue to enjoy an exemption from paying the exportation duties, provided that it guarantee said duties by taking out warranty insurance. The judicial measure became effective beginning on March of 2007 by collateralization through the granting of bond (caución) policies for each shipment permits exempted from payment of export duty. Notwithstanding this ruling, the issuance of the ruling on the substantial issues of the matter is still pending. The company maintains an assignment of funds equivalent to ThU.S.$ 23,541 in connection to the aforementioned export duties, which is shown under not current provisions.

The export duties paid by the company while the benefit was suspended were allocated to the results of each financial year. As of this date, the company has submitted a claim

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

against the National Government demanding the return of ThU.S.$6,555, plus interest accrued as from the serving of process of said claim, amount which corresponds to the Export Duties paid between March of 2005 and March of 2007 as a result of the benefit’s suspension.

In turn, during April of year 2005, the Secretary for Agriculture, Ranching, Fishing and Foods issued Resolution No. 260/2005, requiring that holders of any firms that had received the fiscal benefits granted under Law No. 25,080 should establish guarantees to cover the total amount of any such benefits, considering for such purposes all benefits that had been enjoyed until the date of their establishment. Arauco Argentina S.A. then proceeded to establish the required guarantees, which - as of the date of these financial statements - amount to Argentine Pesos 172,602,362 (equivalent to ThU.S.$13,296 at December 31, 2015).

Arauco Argentina S.A. believes that it has complied with all of the obligations imposed upon it by the system set forth under Law No. 25,080.

3. On December 6, 2013, Arauco Argentina S.A. was served upon Resolution 803 issued by the Central Bank of the Republic of Argentina (BCRA) on November 22, 2013. By means of such resolution, the BCRA initiated Investigation No. 5581, whereby it is sought to determine the absence of currency inflow and liquidation, and the delayed inflow of currency arising from export operations.

On March 6, 2014, the BCRA notified Arauco Argentina S.A. that it had received the APSA’s response and was beginning the trial period. On June 18, 2014 the BCRA notified the company of the closure of the trial period. On June 26, 2014 APSA presented its answer. On October 6, 2014, the company was served with the ruling dated September 30, 2014, issued by the National Criminal and Economic Court No. 8, Secretary No. 16, through which it was notified that the court would analyze the case under Case File No. 1330/2014.

As of the date of issuance of these financial statements, in the opinion of the company´s legal advisors, the likelihood of obtaining a favorable outcome (that is to say, no fines being imposed) is high, given the solid defense arguments raised by Arauco Argentina S.A. and the precedents relating to infractions of a similar nature.

Arauco do Brasil S.A.

On November 8, 2012, the Brazilian tax authorities issued an Infringement Notice against one of our Brazilian subsidiaries, Arauco do Brasil S.A., for allegedly unpaid taxed owed by said company during the period from 2006 to 2010. Specifically, the tax authorities (i) objected to the deductibility of certain payments made, and expenses incurred (including the amortization of premiums, interest and litigation costs) by Arauco do Brasil between 2005 and 2010, and, (ii) argued that Arauco do Brasil made certain insufficient payments regarding the Brazilian Corporate Tax (“IRPJ”) and the Corporate Contribution over Net Profits (“CSLL”) during 2010.

On July 20, 2015, Arauco do Brasil was notified of the first-level administrative ruling which partially upheld the Infringement. Against this ruling, a Voluntary Appeal was filed seeking to revoke the Infringement Notice before the Brazilian Administrative Tax Council (Conselho Administrativo de Recursos Fiscais de Brasil or “CARF”), which is the second administrative level. As of the date of this report, the trial pertaining to this objection is still pending. The company believes that its challenge against the Infringement Notice is based on sound legal

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

grounds and that a reasonable possibility exists that this matter will be resolved in favor of the company. However, if a favorable ruling is not obtained, it is possible that an obligation is generated in the aforementioned sums, plus interest and fines, up to the date on which the respective payment is made.

Forestal Arauco S.A. (ex Forestal Celco S.A.)

1. On October 26, 2012, Forestal Valdivia S.A., now Forestal Arauco S.A., was notified of a restitution suit filed by Mr. Nelson Vera Moraga, Attorney representing the estate of Mrs. Julia Figueroa Oliveiro, which occurred over 60 years ago. That application was lodged with the Civil Court of Loncoche, Docket Number 79-2012, and the lawsuit demanded the recovery and restitution of two estates, with their products and improvements, arguing that the aforementioned estate is the sole and exclusive owner of two real estate properties whose total surface amounts to 1,210 hectares and are allegedly occupied by Forestal Valdivia S.A. On March 13, 2014, the Court issued a first instance ruling rejecting the claim. On March 31, 2014, the plaintiff appealed the first instance ruling through the submittal of a cassation appeal with regards to procedural aspects to the Court of Appeals of Temuco. On August 10, 2015, the Court of Appeals of Temuco issued a decision confirming the first instance decision with litigation costs.

On August 28, 2015, the plaintiff filed a cassation appeal based on substantial and procedural grounds against the judgment of the Court of Appeals. On September 4, 2015, the Court of Appeals set an outcome guaranty deposit (fianza de resultas) of 50 million Chilean pesos. On September 10, 2015, the defendant requested that the guaranty deposit be set aside, or alternatively reduced to the amount of 300,000 Chilean Pesos. On September 16, 2015, the Court of Appeals decided to keep the guaranty deposit in the amount of 50 million Chilean pesos. On October 21, 2015, the cassation appeal was processed by the Supreme Court. On October 23, 2015, the petitioner formally became a party to the cassation proceedings. On November 3, 2015, the respondent formally became a party to the cassation proceedings. On November 6, 2015, Forestal Arauco S.A. filed a motion for the declaration of inadmissibility of the cassation appeal. On December 30, 2015, the Supreme Court summoned the parties to a hearing to be held on a date yet to be defined. Ongoing proceedings (Case Docket Supreme Court 595-2014).

2. On October 8, 2013, Bosques Arauco S.A., now Forestal Arauco S.A. was notified of a civil claim filed by Mr. Manuel Antonio Fren Casanova, requesting the court to declare the properties known as Cuyinco and Cuyinco Alto as two different properties and, therefore, to order the cancellation of the ownership registration in the name of Bosques Arauco S.A. found on N° 290 of page 266 of the Registry of Property kept by the Real Estate Registrar of Cuyinco Alto, on the grounds that, Bosques Arauco S.A. erroneously understood that its property, Cuyinco Alto of 4,600 hectares, would also encompass the land known as Cuyinco, which allegedly belongs to the claimant.

The claim was filed before the Civil Court of Lebu (Case File No. C-269-2013). On October 27, 2015, the Court passed a first instance definitive judgment, dismissing the claim in its entirety. On November 16, 2015, the plaintiff challenged the first instance judgment by means of a cassation appeal based on substantial and procedural grounds. Currently the case file is pending at the Court of Appeals, which shall proceed to entertain and decide upon such remedy. (Case Docket Court of Appeals No. 1956-2015).

3. Maquinarias y Equipos Klenner Limitada filed a civil damages claim before the First Civil Court of Valdivia, Case File number C-375-2015, against Forestal Arauco S.A. The claim

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

seeks compensation for alleged damages brought as a result of the termination of a service provision contract that took place on February 9, 2010

On February 6, 2015, the claim was served on Mr. Cristián Durán Silva, on behalf of Forestal Arauco S.A. On February 12, 2015, the company appeared submitting a motion to void the service of process, since Mr. Cristian Durán Silva was not the legal representative of Forestal Arauco S.A., and because the requirements of article 44 of the Code of Civil Procedure had not been fulfilled in this service of process.

The Court granted the plaintiff the legal term to submit its arguments in this regard, issuing a resolution dated February 17 of 2015. Moreover, the company required that proceedings be suspended while this matter was pending decision. The Court gave the floor to the plaintiff with regard to this request. In view of the foregoing, on February 24, 2015, the company raised dilatory defenses, In view of the above, on February 24, 2015, the company filed dilatory defenses, which were dismissed by the Court on August 20, 2015. The decision whereby the defenses were dismissed was appealed by the defendant, and such appeal was ultimately dismissed by the Court of Appeals of Valdivia. On September 2, 2015, Forestal Arauco S.A. answered the claim. Subsequently, the plaintiff filed a reply, and the defendant filed the rejoinder. On October 1, 2015, a settlement hearing took place without any results. Currently, the parties are awaiting the decision whereby the period for the submission of evidence will commence. Ongoing lawsuit.

4. On April 28, 2015, the company was notified of and answered the action for recovery submitted in ordinary proceedings by Mr. Rodrigo Huanquimilla Arcos and Mr. Mario Andrades Rojas, attorneys at law, on behalf of 24 members of the Arcos succession, who claiming to be owners of the estate that they identify as Hacienda Quivolgo, of 5,202 hectares, request that Forestal Celco S.A., currently Forestal Arauco S.A., be sentenced to return the abovementioned real property plus civil and natural fruits or revenues as well as any estates adhered to it, along with any damages that the real property may have suffered, with litigation costs. The company proceeded to answer the claim requesting that it be completely rejected, arguing that Forestal Celco S.A., currently Forestal Arauco S.A., is the sole and legitimate owner of the real property. The discussion phase concluded and the settlement hearing took place, without any results. Case file C-334-2014 of the Civil Court of Constitución.

5. On April 6, 2015, the company was notified through a rogatory letter regarding the claim submitted by Mr. Gustavo Andrés Ochagavía Urrutia, attorney at law, acting on behalf of 23 members of the Arcos succession, who claim to be the owners of the estate that they identify as Hacienda Quivolgo, of 5,202 hectares, requesting that Forestal Celco S.A., currently Forestal Arauco S.A., be ordered to return the abovementioned real property plus civil and natural fruits or revenues as well as any estates adhered to it, along with any damages that the real property may have suffered, with litigation costs. They base their claim in that Forestal Celco S.A., currently Forestal Arauco S.A., is allegedly in possession but does not own the real property in question. On April 28, 2014, the company proceeded to answer the claim requesting that it be completely rejected, arguing that Forestal Celco S.A., currently Forestal Arauco S.A., is the sole and legitimate owner of the real property.

On January 6, 2016, the plaintiff was notified of the ruling which commences the trial period. On January 8, 2016, the defendant requested a consolidation of the proceedings with Case file 334-2014, as well as the suspension of the proceedings until this request is decided upon. On January 12, 2016, the Court served the plaintiff in respect of the

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

consolidation request, suspending the proceeding in the meantime. Case file C-54-2015 of the Civil Court of Constitución.

No provisions have been recognized from the aforementioned contingences. At the end of each reporting period there are no other contingencies that might significantly affect the Company’s financial, position or results of operations.

Provisions recorded as of December 31, 2015 and 2014 are as follows:

	12-31-2015	12-31-2014
Classes of Provisions	ThU.S.$	ThU.S.$
Provisions, Current	858	2,535
Provisions for litigations	404	1,765
Other provisions	454	770
Provisions, non-Current	34,541	64,529
Provisions for litigations	10,996	14,273
Other provisions	23,545	50,256

Total Provisions	35,399	67,064

Provisions for litigations are related to labor and tax claims whose payment period is uncertain. Other provisions mainly include the recognition of a liability related to investments in associates and joint ventures accounted under the equity method with net asset deficiency at the end of the reporting period.

	12-31-2015
		Other
Movements in Provisions	Litigations ThU.S.$(*)	Provisions ThU.S.$(**)	Total ThU.S.$
Opening balance	16,038	51,026	67,064
Changes in provisions
Increase in existing provisions	2,555	1,429	3,984
Payments	(2,990)	0	(2,990)
Decrease in foreign currency exchange	(5,163)	0	(5,163)
Other Increases (Decreases)	960	(28,456)	(27,496)
Total Changes	(4,638)	(27,027)	(31,665)
Closing balance	11,400	23,999	35,399

(*)	The increase in legal claims is composed mainly of Th.U.S.S$1,558 from Brazilian subsidiaries in connection with civil and labor lawsuits, being the latter the most important. In addition there are ThU.S$840 from Arauco Argentina in connection with labor lawsuits.
(**)	The increase of Other Provisions comprises mainly an increase of Th.U.S$1,429 from Arauco Argentina for export duties. While in the Other Increases (Decreases) line item, the reverse of Negative Equity to Arauco Forest Brasil over Novo Oeste by Th.U.S.$ 25,290 and Forestal Cholguán over Sercor is reflected by Th.U.S.$2,850.

	12-31-2014
		Other
Movements in Provisions	Litigations ThU.S.$(*)	Provisions ThU.S.$(**)	Total ThU.S.$
Opening balance	18,406	15,457	33,863
Changes in provisions
Increase in existing provisions	9,585	16,782	26,367
Payments	(8,951)	—	(8,951)
Decrease in foreign currency exchange	(818)	(3,324)	(4,142)
Other Increases (Decreases)	(2,184)	22,111	19,927
Total Changes	(2,368)	35,569	33,201
Closing balance	16,038	51,026	67,064

(*)	In the increase of legal claims US$3.3 million are included that correspond to 50 % of trial provision with the supplier in the construction of the pulp mill in Uruguay SACEEM Zona Franca S.A. (joint agreement).
(**)	The increase in Other Provisions, is comprised mainly of an increase of Th.U.S.$2,850 from the provision of Negative Equity of Forestal Cholguan over Sercor and Th.U.S.$ 13,162 of Arauco Forest Brasil over Novo Oeste.

Another increase in Other Provisions corresponds to the Th.U.S$ 21,549 for the provision of export duties.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS

	12-31-2015	12-31-2014
Classes of Intangible Assets, Net	ThU.S.$	ThU.S.$
Intangible assets, net	88,112	93,258
Computer software	21,251	18,224
Water rights	5,485	5,442
Customer	55,265	63,164
Other identifiable intangible assets	6,111	6,428

Classes of intangible Assets, Gross	142,704	137,041
Computer software	58,275	49,109
Water rights	5,485	5,442
Customer	70,676	74,432
Other identifiable intangible assets	8,268	8,058

Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(54,592)	(43,783)
Accumulated amortization and impairment, intangible assets	(54,592)	(43,783)
Computer software	(37,024)	(30,885)
Customer	(15,411)	(11,268)
Other identifiable intangible assets	(2,157)	(1,630)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	12-31-2015
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rights ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	18,224	5,442	63,164	6,428	93,258
Changes
Additions	9,638	66	—	690	10,394
Disposals	(73)	—	—	(70)	(143)
Amortization	(6,448)	(2)	(4,819)	(684)	(11,953)
Increase (decrease) in foreign currency conversion	(84)	(21)	(3,080)	(253)	(3,438)
Others Increases (Decreases)	(6)	—	—	—	(6)
Changes Total	3,027	43	(7,899)	(317)	(5,146)
Closing Balance	21,251	5,485	55,265	6,111	88,112

	12-31-2014
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rights ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	17,004	5,422	70,054	7,171	99,651
Changes
Additions	9,956	—	—	145	10,101
Amortization	(6,699)	—	(5,040)	(736)	(12,475)
Increase (decrease) in foreign currency conversion	(2,037)	20	(1,850)	(152)	(4,019)
Changes Total	1,220	20	(6,890)	(743)	(6,393)
Closing Balance	18,224	5,442	63,164	6,428	93,258

Average
Computer Software	Years	5

The amortization of customer and computer software is presented in the Consolidated Statements of profit or loss under the Administrative Expenses line item.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 20. BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly radiata and taeda pine, and to a lesser extent eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay, with a total surface of 1.7 million hectares, out of which 1 million hectares are used for forestry planting, 406 thousand hectares are native forest, 186 thousand hectares are used for other purposes and 55 thousand hectares not yet planted.

As of December 31, 2015, the production volume of logs totaled 19.4 million cubic meters (19.9 million cubic meters as of December 31, 2014).

Measurements of fair value of Arauco’s biological assets are classified as Level 3, due to the fact that inputs are not observable. However, this information reflects the assumptions that market participants would use in pricing the asset, including assumptions about risk.

These unobservable inputs were developed using the best information available and includes internal data from Arauco. These unobservable inputs can be adjusted if the available information indicates that other market participants would use different information or there is something specific in Arauco that is not available to other market participants.

The main considerations in determining the fair value of biological assets include the following:

•	Arauco uses discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

•	Current forestry plantations are projected based on a net volume that will not decrease, with a minimum growth equivalent to the current supply demand.
•	Future plantations are not considered.

•	The harvest of forestry plantations supplies raw materials for all other products that Arauco produces and trades. By directly controlling the development of forests that will be processed, Arauco ensures high quality timber for each of its products.

•	Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s own industrial centers and sales to third parties at market prices. Sales margin of the different products that are harvested in the forest is also considered in the valuation. The changes in the value of the plantations pursuant to the criteria defined above are accounted for in the results for the fiscal year, as established in IAS 41. These changes are presented in the Statement of profit or loss under the line item Other income per function, which as of December 31, 2015 amounted to ThU.S.$210,479 (ThU.S.$284,497 and ThU.S.$269,671 as of December 31, 2014 and 2013). The appraisal of biological assets resulted in a greater cost of the lumber sold in comparison to the real incurred cost, which is presented in the cost of sales which as of December 31, 2015 amounted to ThU.S.$185,737 (ThU.S.$220,950 and ThU.S.$221.874 as of December 31, 2014 and 2013 ).

•	Forestry plantations are harvested according to the needs of Arauco’s production plants.

•	The discount rates used are 8% for Chile, Brazil and Uruguay, and 12% in Argentina.

•	It is expected that prices of harvested timber are constant in real terms based on market prices.

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

•	The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay
Pine	24	15	15	—
Eucalyptus	12	10	7	10

The following table sets forth changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0,5	(116,485)
	-0,5	123,707

Margins (%)	10	416,035
	-10	(416,035)

Forestry plantations classified as current Biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its forestry plantations, which in conjunction with the Company’s resources and efficient protection measures for these forestry assets, allow financial and operational risks to be minimized.

Detail of Biological Assets Pledged as Security

As of December 31, 2015, there are no forestry plantations pledged as security.

Detail of Biological Assets with Restricted Ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Current and Non-Current Biological Assets

As of the date of these consolidated financial statements, the Current and Non-current biological assets are as follows:

	12-31-2015	12-31-2014
	ThU.S.$	ThU.S.$
Current	272,037	307,551
Non-current	3,554,560	3,538,802
Total	3,826,597	3,846,353

Reconciliation of carrying amount of biological assets

Movement	12-31-2015 ThU.S.$
Opening Balance	3,846,353
Changes in Biological Assets
Additions through acquisition and costs of new plantations	215,557
Sales	(1,028)
Harvest	(299,501)
Gain (losses) arising from changes in fair value less costs to sale	210,479
Increases (decreases) in Foreign Currency Translation	(111,502)
Loss of forest due to fires	(34,850)
Other Increases (decreases)	1,089
Total Changes	(19,756)
Closing Balance	3,826,597

Movement	12-31-2014 ThU.S.$
Opening Balance	3,892,203
Changes in Biological Assets
Additions through acquisition and costs of new plantations	132,969
Sales	(39,432)
Harvest	(338,440)
Gain (losses) arising from changes in fair value less costs to sale	284,497
Increases (decreases) in Foreign Currency Translation	(44,020)
Loss of forest due to fires	(31,512)
Other Increases (decreases)	(9,912)
Total Changes	(45,850)
Closing Balance	3,846,353

As of the date of these consolidated financial statements, there are no disbursements related to the acquisition of biological assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENTAL MATTERS

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put in to practice in everyday company operations.

All of Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the Company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all of Arauco’s business units.

Detail information of disbursements related to the environment

As of December 31, 2015 and 2014, Arauco has made and / or has committed the following disbursements by major environmental projects:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

12/31/2015		Disbursements undertaken 2015				Committed Disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Arauco Do Brasil S.A.	Environmental improvement studies	In process	32	Assets	Property, plant and equipment	220	2016
Arauco Do Brasil S.A.	Environmental improvement studies	In process	220	Expense	Administration expenses	699	2016
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	2,720	Assets	Property, plant and equipment	0
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	2,688	Assets	Property, plant and equipment	1,057	2016
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	Finished	4,818	Assets	Property, plant and equipment	0
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	244	Assets	Property, plant and equipment	0
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	6,668	Assets	Property, plant and equipment	113,321	2017
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	Finished	27,868	Expense	Operating cost	0
Celulosa Arauco Y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	2,122	Assets	Property, plant and equipment	1,420	2016
Arauco Argentina S.A	Construction emisario	In process	0	Assets	Property, plant and equipment	805	2016
Arauco Argentina S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	165	Assets	Property, plant and equipment	3,952	2016
Arauco Argentina S.A	Environmental improvement studies	Finished	117	Assets	Property, plant and equipment	0
Arauco Argentina S.A	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	38	Assets	Property, plant and equipment	6,268	2016
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,627	Expense	Operating cost	109	2016
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	555	Assets	Property, plant and equipment	366	2016
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	720	Assets	Property, plant and equipment	0
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	355	Expense	Administration expenses	355	2016
Forestal Arauco S.A. (Ex-Forestal Celco S.A.)	Environmental improvement studies	In process	613	Expense	Administration expenses	783	2016
Forestal los Lagos S.A	Environmental improvement studies	In process	206	Expense	Operating cost	208	2016

		TOTAL	51,776			129,563

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

12-31-2014		Disbursements undertaken 2014				Committed Disbursements
		State	Amount		State	Amount
Company	Name of project	of project	Company	Name of project	of project	Company	Name of project
Arauco Do Brasil S.A.	Environmental improvement studies	In process	1,967	Assets	Property, plant and equipment	3,805	2015
Arauco Do Brasil S.A.	Environmental improvement studies	In process	1,507	Expense	Administration expenses	5,639	2015
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	5,548	Assets	Property, plant and equipment	233	2015
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	10,520	Assets	Property, plant and equipment	11,805	2015
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	Finished	85	Assets	Property, plant and equipment	0	—
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	6,474	Assets	Property, plant and equipment	3,412	2015
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	266	Assets	Property, plant and equipment	0	—
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	37,540	Expense	Operating cost	0	—
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	2,551	Assets	Property, plant and equipment	11,712	2015
Alto Paraná S.A.	Construction emisario	In process	13	Assets	Property, plant and equipment	705	2015
Alto Paraná S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	776	Assets	Property, plant and equipment	4,148	2015
Alto Paraná S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	3,282	Assets	Property, plant and equipment	6,452	2015
Paneles Arauco S.A.	Environmental improvement studies	In process	624	Assets	Property, plant and equipment	1,882	2015
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,471	Expense	Operating cost	0	—
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	404	Expense	Administration expenses	0	—
Paneles Arauco S.A.	Environmental improvement studies	In process	5,751	Expense	Administration expenses	264	2015
Forestal Arauco S.A.	Environmental improvement studies	In process	817	Expense	Administration expenses	732	2015
Aserraderos Arauco S.A	Environmental improvement studies	In process	1,416	Assets	Property, plant and equipment	543	2015
Aserraderos Arauco S.A	Environmental improvement studies	Finished	84	Assets	Property, plant and equipment	0	—
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	463	Assets	Property, plant and equipment	600	2015
Forestal los Lagos S.A	Environmental improvement studies	In process	208	Expense	Operating cost	240	2015

		TOTAL	81,767			52,172

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE

Arauco decided to sell assets in previous years corresponding mainly to sawmills in Chile and remains committed to its sales plan.

By the end of fiscal year 2015, Paneles Arauco S.A. decided to reclassify to Properties, plant and equipment an amount of ThU.S.$5,429, since the Escuadron, La Araucana and Remanufactura Lomas Coloradas plants were used as warehouses for finished products. These assets consisted of buildings and saw mill equipment, which were shut down in preceding years.

The following table sets forth information on the main types of non-current assets held for sale:

	12-31-2015	12-31-2014
	ThU.S.$	ThU.S.$
Land	217	2,976
Buildings	1,122	3,798
Property, plant and equipment	1,855	1,214
Total	3,194	7,988

As of December 31, 2015 there was no effect on related to the sale of held assets for sale results. (net loss of ThU.S.$486 at December 31, 2014).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS

23.1 Classification

Arauco’s financial instruments as of December 31, 2015 and 2014, are displayed in the table below. Regarding those instruments valued at an amortized cost, as estimation of their reasonable value is displayed for informational purposes.

	December 2015		December 2014
Financial Instruments Thousands of dollars	Carrying amount	Fair Value	Carrying amount	Fair Value
Fair value through profit or loss (held for trading) (1)	200,034	200,034	130,500	130,500

Forward	3,245	3,245	1,515	1,515
Mutual funds (2)	196,789	196,789	128,985	128,985
Loans and Accounts Receivables	1,054,952	1,054,952	1,761,300	1,761,300
Cash and cash equivalents	303,236	303,236	842,167	842,167
Cash	143,324	143,324	158,002	158,002
Time deposits	159,912	159,912	669,545	669,545
Agreements	—	—	14,620	14,620
Accounts Receivables (net)	748,592	748,592	762,909	762,909
Trades and other receivables	614,655	614,655	649,924	649,924
Lease receivable	15	15	153	153
Other receivables	133,922	133,922	112,832	112,832
Accounts receivable from related parties	3,124	3,124	156,224	156,224
Other Financial Assets (5)	29,545	29,545	11,141	11,141

Financial Liabilities at amortized cost (3)	4,895,594	5,099,467	5,714,872	6,088,948
Bonds issued denominated in U.S. dollars	2,317,216	2,409,538	2,686,994	2,834,364
Bonds issued denominated in U.F. (4)	863,118	923,775	971,333	1,038,908
Bank Loans in Dollars	953,898	1,004,792	1,220,359	1,373,857
Bank borrowing denominated in U.S. dollars	43,644	43,644	98,856	104,489
Financial Leasing	127,559	127,559	96,995	96,995
Government Loans	0	0	3,893	3,893
Trades and other Payables	583,018	583,018	630,406	630,406
Accounts payable to related parties	7,141	7,141	6,036	6,036
Financial liabilities at fair value through profit or loss	1,429	1,429	2,677	2,677
Forward	1,429	1,429	2,677	2,677
Hedging Liabilities	226,139	226,139	115,055	115,055

(1)	Assets measured at fair value through profit or loss other than mutual funds classified as cash equivalents, are presented in the line item “other financial assets” in the consolidated statement of financial position.
(2)	Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statement of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short term investment.
(3)	Financial liabilities measured at amortized cost, other than “Trade and other payables” and derivatives are presented in the consolidated statement of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.
(4)	The Unidad de Fomento (“UF”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.
(5)	Includes guarantee fund for derivatives which correspond to the collateral under swap agreements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

23.2 Fair Value Hierarchy of Financial Assets and Liabilities

The assets and liabilities measured at fair value in the consolidated statements of financial position as of December 31, 2015, have been measured based on the valuation methodologies provided in IAS 39. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

-	Level 1: Securities or quoted prices in active markets for identical assets and liabilities

-	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

-	Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

Financial Instruments	Fair Value
Thousands of dollars	Level 1	Level 2	Level 3
Fair value through profit or loss (held for trading)
Forward		3,245
Mutual funds (2)	196,789
Other Financial Assets		29,545

Financial Liabilities at amortized cost
Bonds issued denominated in U.S. dollars		2,409,538
Bonds issued denominated in U.F. (4)		923,775
Bank Loans in Dollars		1,004,792
Bank borrowing denominated in U.S. dollars		43,644
Financial Leasing		127,559
Financial liabilities at fair value through profit or loss
Forward		1,429
Hedging Liabilities		226,139

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

23.3 Explanation of the valuation of Financial Instruments.

Cash and cash equivalent and accounts receivable

The carrying amount of trade and other receivables, trade and others payables, accounts payables related parties, cash and cash equivalents (including mutual funds), and other financial assets and liabilities approximate their fair value due to the short-term nature of such instruments, and, in the case of trade and other receivables, due to the fact that any loss resulting from its recoverability is already reflected in the provision for doubtful accounts.

Derivative financial instruments

Interest rate and currency swaps are valued under the cash flow discount method at the rate applicable according to the transaction’s risk, using an internal methodology based on the information obtained from Bloomberg. In this particular case, given that cross currency swaps correspond to future flows in UF and future flows in Dollars, Arauco calculates the current value of such flows by using 2 discount curves: the UF zero coupon curve and the Dollar zero coupon.

The fair value of the interest rate swap contracts is calculated by reference to the rate differential between the agreed upon rate and the market rate as of the end date of these financial statements.

The fair value of the currency forward contracts is calculated by reference to the current forward exchange rates of contracts with similar maturity profiles.

For the case of zero cost collar, the Bloomberg terminal is used to value Fuel Oil No. 6 and Diesel options.

Financial Liabilities

The fair value of bonds issued was determined with reference to quoted market prices as they have standard terms and conditions.

The fair value of bank borrowings were determined based on discounted cash flow analysis, applying the corresponding discount yield curves to the remaining term to maturity.

Disclosures of the fair value of financial liabilities at amortized cost are determined via the use of discounted cash flows, calculated over variables of the observable markets as of the date of informing the consolidated financial statements, and correspond to Level 2 of the fair value hierarchy.

The following table shows compliance with financial covenants (level of indebtedness, exposed on point 23.11.3) required by domestic bond indentures:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

	December 2015 ThU.S.$	December 2014 ThU.S.$
Financial debt, current	291,798	739,515
Financial debt, non-current	4,013,637	4,338,915
Total financial debt	4,305,435	5,078,430
Cash and cash equivalent	(500,025)	(971,152)
Net financial debt	3,805,410	4,107,278
Non-controlling interests	37,735	47,606
Equity attributable to owners of parent	6,608,710	6,767,130
Total equity	6,646,445	6,814,736
Debt to equity ratio	0.57	0.60

The following table sets forth a econciliation between the financial liabilities and the statement of financial position as of December 31 2015 and 2014:

Thousands of dollars	December 2015
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 13 months to 5 years	More than 5 years	Other non- current financial liabilities, Total	Total
Bonds obligations	49,357	5,836	55,193	1,179,558	1,945,583	3,125,141	3,180,334
Bank borrowing	126,795	72,948	199,743	648,017	149,782	797,799	997,542
Financial Leasing	9,301	27,561	36,862	90,697	—	90,697	127,559
Government loans	—	—	—	—	—	—	—
Swap and Forward	4,240	—	4,240	223,328	—	223,328	227,568

Other Financial Liabilities, Total (a)	189,693	106,345	296,038	2,141,600	2,095,365	4,236,965	4,533,003

Thousands of dollars	December 2015
	Up to 90 days	From 91 days to 1 year	Total Current	From 13 months to 5 years	More than 5 years	Total non- current	Total
Trades and other payables	583,018	—	583,018	—	—	—	583,018
Related party payables	7,141	—	7,141	—	—	—	7,141

Accounts Payable, Total (b)	590,159	—	590,159	—	—	—	590,159

Financial Liabilities, Total (a) + (b)	779,852	106,345	886,197	2,141,600	2,095,365	4,236,965	5,123,162

Thousands of dollars	December 2014
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 13 months to 5 years	More than 5 years	Other non- current financial liabilities, Total	Total
Bonds obligations	52,575	377,871	430,446	966,131	2,261,750	3,227,881	3,658,327
Bank borrowings	139,916	133,554	273,470	797,628	248,117	1,045,745	1,319,215
Financial leasing	7,851	23,855	31,706	65,289	—	65,289	96,995
Government loans	—	3,893	3,893	—	—	—	3,893
Swap and Forward	2,828	—	2,828	114,904	—	114,904	117,732

Other Financial Liabilities, Total (a)	203,170	539,173	742,343	1,943,952	2,509,867	4,453,819	5,196,162

Thousands of dollars	December 2014
	Up to 90 days	From 91 days to 1 year	Total Current	From 13 months to 5 years	More than 5 years	Total non- current	Total
Trades and other payables	627,972	2,434	630,406	—	—	—	630,406
Related party payables	6,036	—	6,036	—	—	—	6,036

Accounts Payable, Total (b)	634,008	2,434	636,442	—	—	—	636,442

Financial Liabilities, Total (a) + (b)	837,178	541,607	1,378,785	1,943,952	2,509,867	4,453,819	5,832,604

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

23.4 Hedging Instruments

Hedging instruments recorded as of December 31, 2015 are cash flow hedges. Arauco uses derivatives for hedging purposes, such as cross currency swaps, currency forwards, interest rate swaps, and options. Depending on the fair value of each instrument, the position could be either an asset or a liability, and they are listed in the Statement of Financial Position under Other Non-current Financial Assets or Other Non-current Financial Liabilities, respectively. The effects for the period are presented under Equity as Other Comprehensive Income, net of differences in exchange rate of the hedged items and the deferred tax.

A summary of the hedging instruments included in the Financial Position Statement as of the end of this fiscal year, is presented below:

Financial Instruments	Fair Value ThU.S.$
Assets at fair value through profit or loss (held for trading)	3,245
Forward-Colombia	238
Forward-Argentina	2,828
Forward-Uruguay (1)	179
Financial liabilities at fair value through profit or loss	(1,429)
Forward-Colombia	(21)
Forward-Uruguay (1)	(1,408)
Hedging Liabilities	(226,139)
Cross Currency Swaps	(205,618)
Forward-Uruguay (1)	(3,677)
Zero Cost Collar	(16,844)

(1)	Include Swap and Forward from Uruguay tables.
(2)	Interest Rate Swap from Uruguay by ThU.S.$211 are in “Other Financial Assets”.

23.4.1 Chile

23.4.1.1 Cross currency swaps

Arauco is exposed to the risk of variability in cash flows from changes in foreign exchange rates and inflation, mainly due to balances of assets denominated in U.S. Dollars and other currencies differente from the functional currency, which causes mismatches that could affect operating results.

Below are the cross currency swaps that Arauco has as of December 31, 2015 to cover the exposure to the exchange rate risk generated from bonds denominated in UF:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Bond	Institution	Amount U.S.$	Amount UF	Starting date	Ending date	Market Value U.S.$
F	Deutsche - England	43,618,307	1,000,000	10/30/2011	10/30/2021	(10,314,867.97)
F	JP Morgan - N.A.	43,618,307	1,000,000	10/30/2011	10/30/2021	(10,171,083.83)
F	Deutsche - England	37,977,065	1,000,000	04/30/2014	04/30/2019	(2,770,354.44)
F	BBVA - Chile	38,426,435	1,000,000	10/30/2014	04/30/2023	(5,059,570.76)
F	BBVA - Chile	38,378,440	1,000,000	10/30/2014	04/30/2023	(4,658,334.28)
F	Santander - Chile	37,977,065	1,000,000	10/30/2014	04/30/2023	(4,121,806.04)
F	BCI - Chile	37,621,562	1,000,000	10/30/2014	04/30/2023	(3,570,036.54)
J	Corpbanca - Chile	42,864,859	1,000,000	09/01/2010	09/01/2020	(11,092,987.02)
J	BBVA - Chile	42,864,859	1,000,000	09/01/2010	09/01/2020	(11,092,987.02)
J	Deutsche - England	42,864,859	1,000,000	09/01/2010	09/01/2020	(11,198,926.21)
J	Santander - Spain	42,873,112	1,000,000	09/01/2010	09/01/2020	(11,039,392.92)
J	BBVA - Chile	42,864,257	1,000,000	09/01/2010	09/01/2020	(10,860,254.42)
P	Corpbanca - Chile	46,474,122	1,000,000	05/15/2012	11/15/2021	(11,784,676.29)
P	JP Morgan - N.A.	47,163,640	1,000,000	11/15/2012	11/15/2021	(11,412,576.23)
P	BBVA - Chile	42,412,852	1,000,000	11/15/2013	11/15/2023	(7,916,506.13)
P	Santander - Chile	41,752,718	1,000,000	11/15/2013	11/15/2023	(6,924,675.42)
P	Deutsche - England	41,752,718	1,000,000	11/15/2013	11/15/2023	(6,894,263.33)
R	Santander - Chile	128,611,183	3,000,000	10/01/2014	04/01/2024	(29,995,353.91)
R	JP Morgan - England	43,185,224	1,000,000	10/01/2014	04/01/2024	(9,319,642.37)
R	Corpbanca - Chile	43,277,070	1,000,000	10/01/2014	04/01/2024	(9,292,352.02)
Q	BCI - Chile	43,185,224	1,000,000	10/01/2014	04/01/2021	(8,120,853.85)
Q	BCI - Chile	43,196,695	1,000,000	10/01/2014	04/01/2021	(8,006,612.79)

						(205,618,113.77)

Because Arauco has a high percentage of its assets in U.S. dollars, it needs to minimize the risk of the exchange rate, as it holds debt in pesos, adjustable to reflect inflation. The objective of this position in the swap is to eliminate the uncertainty of the exchange rate, exchanging the flows derived from obligations expressed in adjustable pesos of the bonds described above, with flows in U.S. dollars (Arauco’s functional currency), at a fixed and determined exchange rate as of the agreement’s execution date.

Through an effectiveness test, and pursuant to IFRS 39, we were able to validate that the aforementioned hedging instruments are highly effective within an acceptable range for Arauco, for the purposes of eliminating the uncertainty of the exchange rate in the commitments derived from the hedged object.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

23.5.1.2 Zero Cost Collars

Moreover, our results are exposed to changes the price of certain fuels. To minimize the risk we limited the volatility of future cash flows associated with the purchase of Fuel Oil No. 6 for year 2015 through zero cost collar contracts of this commodity. The Fuel Oil No. 6 is consumed in the process of pulp production.

Furthermore, we have indirect exposure to the price of Diesel due to contracts with forestry industry contractors, whose rates vary according to the price of this commodity, as well as other variables. To minimize this risk, we use financial instruments to cover the risk associated with the volatility of the cost of forestry contractor rates, from June 2015 until May 2016.

Contracts held by Arauco as of December 31, 2015 are presented in the following table:

Commodity	Institution	Amount U.S.$	Unit	Hedge starting date	Ending date	Market Value U.S.$
Fuel Oil N°6	JP Morgan - U.K.	674	Thousands Bbl.	01/01/2015	12/31/2015	(1,017,120.04)
Diesel	JP Morgan - U.K.	29,465	Thousands Gall.	06/01/2015	05/31/2016	(9,236,461.58)
Fuel Oil N°6	JP Morgan - U.K.	337	Thousands Bbl.	01/01/2016	06/30/2016	(6,590,670.24)

						(16,844,251.86)

23.5.2 Colombia

Forward contracts that are in force and effect, executed by Arauco Colombia as of December 31, 2015, are detailed in the following table:

Exchange rate	Institution	Amount U.S.$	Hedge Starting date	Ending date	Market Value U.S.$
USDCOP	Corpbanca Colombia	4,000,000	11/11/2015	02/01/2016	237,637.31
USDCOP	BBVA Colombia	9,000,000	12/03/2015	03/01/2016	(20,544.32)

					217,092.99

23.5.3. Argentina

Below, you will find the valuation of the forward contract in force and effect, as of December 31, 2015:

Exchange rate	Institution	Amount U.S.$	Hedge Starting date	Ending date	Market Value U.S.$
USDARG	BBVA Banco Frances	8,606,250	09/08/2015	05/31/2016	2,828,315

					2,828,315

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

23.5.4. Uruguay

As of December 31, 2015, Arauco Uruguay maintains the following forward contracts in force and effect, for the purposes of ensuring an exchange rate for the sale of dollars:

				50%
Entity	Exchange rate	Institution	Notional	Market Value U.S.$
CEPP	UYUUSD	Citibank Uruguay	4,500,000	(148,407.89)
CEPP	UYUUSD	Banco Santander Uy	33,000,000	(579,064.81)
CEPP	UYUUSD	JP Morgan Chase Bank, N.A.	2,000,000	3,941.83
EUFORES	UYUUSD	Citibank U.K	4,410,000	(43,501.67)
EUFORES	UYUUSD	HSBC Uruguay	14,350,000	(44,824.67)

				(811,857.20)

In addition, Arauco Uruguay maintains an Interest Rate Swap in force and effect, a derivative instrument which purpose is to set the interest rate of a variable rate debt in the same currency (USD). The valuation off this instrument as of December 31, 2015, is shown below:

				50%
Entity	Exchange rate	Institution	Notional	Market Value U.S.$
CEPP	USD	DNB Bank ASA	135,033,619	211,320.09

Arauco Uruguay’s profits and losses also face exposure to the price variation of certain fuels, as occurs with Fuel Oil N°6, which is used during the cellulose manufacturing process. In order to minimize this risk, the volatility of future flows associated to the purchase of Fuel Oil No. 6 for years 2015, 2016 and 2017 has been limited, through forwards of this commodity. The agreements that are in force and effect as of December 31, 2015, are detailed below:

					50%
Entity	Exchange rate		Institution	Notional	Market Value U.S.$
CEPP	Fuel Oil N	°6	JPMorgan Chase Bank, N.A.	13,374,141	(3,056,747.52)
CEPP	Fuel Oil N	°6	DNB Bank ASA	5,770,950	(1,038,320.63)

					(4,095,068.15)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

23.6 Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the consolidated statements of financial position they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and Other Current/Non-Current Receivables” and “Accounts receivable from related parties”.

Loans and receivables are measured at amortized cost using the effective interest method and are tested for impairment. Financial assets that are classified as loans and receivables are: cash and cash-equivalents, time deposits, repurchase agreements, trade and other current/non-current receivables, and account receivables from related parties.

	December 2015 ThU.S.$	December 2014 ThU.S.$
Loans and Accounts Receivables	1,054,952	1,761,300
Cash and cash equivalents	303,236	842,167
Cash	143,324	158,002
Time Deposits	159,912	669,545
Agreements	0	14,620
Trade and other receivables (net)	751,716	919,133
Trades and Other receivables	614,670	650,077
Other receivables	133,922	112,832
Accounts receivable from related parties	3,124	156,224

23.6.1 Cash and Cash Equivalents

Includes cash on hand, bank checking accounts balances and time deposits and other short term highly liquid investments with an original maturity of three months or less. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The composition of cash and cash equivalents (including the balance of mutual funds displayed in this note as valuation, instruments at fair value with profit or loss) at December 31, 2015 and 2014, classified by origin coins is as follow:

	12-31-2015	12-31-2014
	ThU.S.$	ThU.S.$
Cash and Cash Equivalents	500,025	971,152
US Dollar	388,818	877,418
Euro	2,501	8,114
Other currencies	65,228	62,381
Chilean pesos	43,478	23,239

23.6.2 Time Deposits and Repurchase Agreements: The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are authorized by Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

23.6.3 Trades and Other Receivables: These represent enforceable rights for Arauco resulting from the normal course of the business.

23.6.4 Other Receivables: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

The provision for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established based on an analysis of the age of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed for example when there is objective evidence that Arauco will not receive payments under the original sale terms and when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

23.6.5 Accounts receivable from related parties: Represent enforceable rights for Arauco resulting from the normal course of business, calling normal to the line of business, activity or purpose of explotation and financing, and which Arauco owns a non-controlling ownership of the counterparty.

The following table sets forth trade and other current/non-current receivables classified by currencies as of December 31, 2015 and 2014:

	12-31-2015	12-31-2014
	ThU.S.$	ThU.S.$
Trades and other current receivables	733,322	731,908
US Dollar	507,032	464,219
Euros	27,595	72,353
Other currencies	75,082	98,130
Chilean pesos	123,056	96,241
U.F.	557	965
Accounts receivable from related parties, current	3,124	4,705
US Dollar	21	0
Other currencies	995	1,998
Chilean pesos	2,108	2,707
Trade and other non-current receivables	15,270	31,001
US Dollar	9,976	26,773
Chilean pesos	3,145	3,591
U.F.	1,420	637
Accounts receivable from related parties, non current	0	151,519
Others Currencies	0	151,519

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

23.7 Total Financial Liabilities

Arauco’s financial liabilities to the date of these consolidated financial statements are as follows :

Financial Liabilities	December 2015 ThU.S.$	December 2014 ThU.S.$
Total Financial Liabilities	5,123,162	5,832,604
Financial liabilities at fair value through profit or loss (held for trading)	1,429	2,677
Hedging Liabilities	226,139	115,055
Financial Liabilities Measured at Amortized Cost	4,895,594	5,714,872

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of December 31, 2015 and 2014.

	December 2015 ThU.S.$	December 2014 ThU.S.$
Bank borrowings - current portion	85,885	53,284
Bonds issued - current portion	55,193	430,446
Total	141,078	483,730

23.8 Financial Liabilities Measured at Amortized Cost

Financial liabilities correspond to non-derivative financial instruments with contractual cash-flow payments that can be either fixed or variable.

Also, this category includes those non-derivative financial liabilities for services or goods delivered to Arauco at the end of each reporting period that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

As the end of each reporting period, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. Dollars and in UF, trade and other payables.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

		12/31/2015	12/31/2014	12/31/2015	12/31/2014
	Currency	Amortized Cost ThU.S.$		Fair Value ThU.S.$
Total Financial Liabilities		4,895,594	5,714,872	5,099,467	6,088,948
Bonds Issued	U.S. Dollar	2,317,216	2,686,994	2,409,538	2,834,364
Bonds Issued	U.F.	863,118	971,333	923,775	1,038,908
Bank borrowings	U.S. Dollar	953,898	1,220,359	1,004,792	1,373,857
Bank borrowings	Other currencies	43,644	98,856	43,644	104,489
Government Loans	U.S. Dollar	0	3,893	0	3,893
Financial Leasing	Other currencies	113,580	93,540	113,580	93,540
Financial Leasing	Chilean pesos	13,979	3,449	13,979	3,449
Financial Leasing	U.S. Dollar	0	6	0	6
Trades and Other Payables	U.S. Dollar	174,469	180,164	174,469	180,164
Trades and Other Payables	Euro	8,808	44,887	8,808	44,887
Trades and Other Payables	Other currencies	70,303	62,162	70,303	62,162
Trades and Other Payables	Chilean pesos	324,361	340,858	324,361	340,858
Trades and Other Payables	U.F.	5,077	2,335	5,077	2,335
Related party payables	U.S. Dollar	962	1,612	962	1,612
Related party payables	Chilean pesos	6,179	4,424	6,179	4,424

The financial liabilities at amortized cost presented in the consolidated statements of financial positions as of December 31, 2015 and 2014 are as follows:

	December 2015
	Current ThU.S.$	Non Current ThU.S.$	Total
Other financial liabilities	291,798	4,013,637	4,305,435
Trade and other payables	583,018	—	583,018
Related Party Payables	7,141	—	7,141
Total Financial Liabilities Measured at Amortized Cost	881,957	4,013,637	4,895,594

	December 2014
	Current ThU.S.$	Non Current ThU.S.$	Total
Other financial liabilities	739,515	4,338,915	5,078,430
Trade and other payables	630,406	—	630,406
Related Party Payables	6,036	—	6,036
Total Financial Liabilities Measured at Amortized Cost	1,375,957	4,338,915	5,714,872

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

23.9 Cash Flow Hedges Reserve Reconciliation

The following table sets forth the reconciliation balances of cash flow hedges presented in Other Comprehensive Income:

	January - December
	2015	2014
	ThU.S.$	ThU.S.$
Opening balance	(53,022)	(21,507)
Fair value gains (losses) arising during the year	(113,021)	(137,559)
Exchange differences of bonds hedged	107,985	80,807
Finance costs	16,895	13,524
Settlements during the period	(16,122)	949
Deferred taxes	1,889	10,764
Closing balance	(55,396)	(53,022)

23.10 Effect in Profit or Loss

The following table sets forth the net gains/losses and impairment losses recognized in the statement of income on financial instruments:

		Net Gain (loss)		Impairment
Assets	Financial Instrument	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Financial assets measure at fair value througth profit or loss	Swap	0	0
	Forward	4,439	3,894
	Mutual Funds	5,450	3,598
	Total	9,889	7,492	—	—

Loans and Receivables	Fix terms deposits	14,671	10,189
	Resale agreements	970	1,443
	Trades and Other receivables	—	—	(1,340)	(320)
	Total	15,641	11,632	(1,340)	(320)

Hedges Instruments	Cash flow swap	(16,895)	(13,524)
	Total	(16,895)	(13,524)

Liabilities
At amortized cost	Bank loans	(40,690)	(33,466)
	Bond issued obligations	(189,526)	(186,335)
	Total	(230,216)	(219,801)	—	—

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

23.11 Capital Disclosures

23.11.1 Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long term;

b)	Ensuring funding for new investments to achieve sustainable growth over time;

c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value and providing an adequate return to shareholders.

23.11.2 Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings and bonds issued).

23.11.3 Quantitative Information on Capital Management

The following table sets forth the financial covenants that the Company has to comply with as part of the terms of certain of its obligations:

Instrument			Interest coverage >= 2,0x	Debt level (1) <= 1,2x
	12-31-2015	12-31-2014
	Th.U.S.$	Th.U.S.$
Domestic bonds	863,118	971,333	N/A	✓
Flakeboard credit with Arauco warranty	0	149,613	✓	✓
Syndicate Loan	298,316	298,193	✓	✓

N/R: Not required for the financial obligation

(1) Debt to equity ratio (financial debt divided by equity plus non-controlling interests)

As of December 31, 2015 and 2014, Arauco has complied with all of its financial covenants.

The following table sets forth the credit ratings of our debt instruments as of December 31, 2015, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	-	AA -	-	AA -
Foreign bonds	BBB -	BBB	Baa3	-

Capitalization requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt arrangements. The Company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions, and based on opportunities that may arise to improve the Company’s level of liquidity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

The capitalization of Arauco as of December 31, 2015 and 2014 is as follows:

Thousands of dollars	12-31-2015	12-31-2014
Equity	6,646,445	6,814,736
Bank borrowings	997,542	1,323,108
Financial leasing	127,559	96,995
Bonds issued	3,180,334	3,658,327

Capital	10,951,880	11,893,166

23.12 Risk Management

Arauco’s financial instruments are exposed to various financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks).

Arauco’s overall risk management program focuses on uncertainty in financial markets and aims to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Corporate Finance Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units.

23.12.1 Type of Risk: Credit Risk

Description

Credit risk refers to financial uncertainty at different periods of time relating to the fulfillment of obligations with counterparties, at the time of exercising the contract rights to receive cash or other financial assets on behalf of Arauco.

Explanation of Credit Risk Exposure and How This Risk Arises

Arauco’s exposure to credit risk is directly related to each of its customer’s individual abilities to fulfill their contractual commitments, reflected in trade receivables. Furthermore, credit risk also arises for time deposits, repurchase agreements and mutual funds.

As a policy for its trade receivables, Arauco entered into insurance policies for open account sales. The insurance policies are used to cover export sales from Arauco, Celulosa Arauco y Constitución S.A., Paneles Arauco S.A. (previously Aserraderos Arauco S.A., Paneles Arauco S.A. and Arauco Distribución S.A.) Forestal Arauco S.A., Arauco Argentina S.A. and Arauco do Brasil S.A. as well as domestic sales Arauco México S.A. de C.V., Arauco Wood Inc., Arauco Colombia S.A., Arauco Perú S.A., Arauco Panels USA LLC, Flakeboard Co Ltd., Flakeboard America Ltd., Arauco Argentina S.A., Celulosa Arauco y Constitución S.A, Paneles Arauco S.A (previously Aserraderos Arauco S.A., Paneles Arauco S.A. and Arauco Distribución S.A.) and Arauco do Brasil S.A. Arauco contracts its insurance policies with Continental Credit Insurance Company (rated AA- by credit agencies as Humphreys and Fitch Ratings on April 4, 2012). The insurance policies cover 90% of the amount invoiced with no deductible.

In order to secure a credit line or an advanced payment to a supplier approved by the Credit Committee, Arauco receives several types of guarantees, such as mortgages,

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

pledges, standby letters of credit, certificates of deposit, checks, promissory notes, mutual loans or any other guarantee that may be requested pursuant to each country’s legislation.

As of December 31, 2015 the total amount of guarantees given was U.S.$118.5 which is summarized in the following table. The procedure of guarantees is regulated by the Policies of Arauco’s Guarantees which aims to control the accounting, the maturity and the valuation of these.

Arauco Group Guarantees (ThU.S$)
Guarantees Debtors (received from clients)	84,428	71%
Certificate of deposits	8,871	11%
Standby	5,427	6%
Promissory notes	47,990	57%
Finance	6,483	8%
Mortgage	8,099	10%
Pledge	2,158	3%
Promissory notes	5,400	6%
Guarantees Creditors (received from suppliers)	34,082	29%
Pledge	2,887	8%
Certificate of deposits	3,444	10%
Mutuo	358	1%
Standby	1,828	5%
Deposit	6	0%
Promissory notes	5,606	16%
Finance	19,953	59%

Total Guarantees	118,510	100%

At the end of each reporting period, the Company’s maximum credit risk exposure is limited to the carrying amount of the recognized trade receivables less the amounts receivable insured by credit insurance companies and the guarantees received by Arauco.

As of December 31, 2015, Arauco’s consolidated revenues from sales were ThU.S.$5,146,740 of which 62.99% correspond to credit sales, 29.36% to sales with letters of credit, and 7.65% to other classes of sales.

As of December 31, 2015, of the trade receivables balance of ThU.S.$625,201 that had agreed term of sales, 49.57% corresponded to credit sales, 49.12% to sales with letters of credit and 1.31% to other classes of sales, distributed among 2,277 customers. The customer with the largest open account outstanding did not exceed 4.06% of total.

Arauco has not entered into any refinancing or renegotiations with its customers which involve amendments to the invoice due, and if necessary, any renegotiation of debt with a customer will be analyzed on a case by case basis and approved by the Corporate Finance Department.

The credit sales receivables covered by insurance or collateral were 99.3%. Therefore, Arauco’s credit risk exposure of its portfolio is 0.7%.

Secured Credit Sales Receivables
	ThU.S.$	%
Total credit sales receivables	309,942	100.0
Secured Receivables (*)	307,773	99.3
Unsecured Receivables	2,170	0.7

(*)	Secured receivables are defined as the amount of trade receivables that are covered by credit insurance or collateral such as: stand-by letter of credits, mortgage or certificates of deposit, among others.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Accounts exposed to this type of risk are: trade receivable, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

	December 2015 ThU.S.$	December 2014 ThU.S.$
Current Receivables
Trades receivables	614,623	649,892
Financial lease receivables	9	136
Other Debtors	118,690	81,880
Net subtotal	733,322	731,908
Trades receivables	625,201	660,352
Financial lease receivables	125	213
Other Debtors	127,856	89,863
Gross subtotal	753,182	750,428
Provision for doubtful trade receivables	10,578	10,460
Provision for doubtful lease receivables	116	77
Provision for doubtful other debtors	9,166	7,983
Subtotal Bad Debt	19,860	18,520
Non Current Receivables
Trades receivables	32	32
Financial lease receivables	6	17
Other Debtors	15,232	30,952
Net Subtotal	15,270	31,001
Trades receivables	32	32
Financial lease receivables	6	17
Other Debtors	15,232	30,952
Gross subtotal	15,270	31,001
Provision for doubtful trade receivables	—	—
Provision for doubtful lease receivables	—	—
Provision for doubtful other debtors	—	—
Subtotal Bad Debt	—	—

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth the reconciliation of changes in the allowance for doubtful accounts as of December 31, 2015 and 2014:

	12-31-2015	12-31-2014
	ThU.S.$	ThU.S.$
Opening balance	18,520	8,637
Increase	3,072	2,940
Reversal of impairment losses	(1,732)	(259)
Closing balance	19,860	18,520

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Department, which reports to the Treasury Department, is responsible for minimizing receivables credit risk and supervising past due accounts. It is also responsible for the approval or rejection of credit limits for all sales. The standards and procedures governing the control and risk management of credit sales are set forth, in the Company’s Credit Policy.

For the approval and/or modification of the clients’ credit facilities, a procedure has been put in place, which must be followed by all of the companies of the Arauco group. The requests for credit facilities are entered into SAP, where all of the available information is analyzed, including the amount of the facility granted by the credit insurance company. Afterwards, the requests are approved or rejected by each of the internal committees of each company of the Arauco group, depending on the maximum amount authorized by the Credit Policy. If the credit facility exceeds such amount, it is then analyzed by the Corporate Committee. Credit facilities are renewed on a yearly basis, following this internal process.

Sales via letters of credit are executed mostly in the markets of Asia and the Middle East. Periodically, a credit assessment is conducted regarding the banks which issue the letters of credit, in order to obtain the risk rating granted by the main risk rating agencies, along with their country and global ranking and financial situation during the last 5 years. Pursuant to this evaluation, a decision is made on whether to approve the issuer bank or to request a confirmation of the letter of credit.

All sales are controlled by a credit verification system that has set parameters to block orders from customers who have accumulated past due amounts of a defined percentage of the debt and/or customers who at the time of product delivery have exceeded their credit limit or whose credit limit has expired.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2015

	Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S$	571,499	18,927	2,303	2,332	363	168	1,102	1,413	1,444	25,650	625,201
%	91.41%	3.03%	0.37%	0.37%	0.06%	0.03%	0.18%	0.23%	0.23%	4.10%	100%

	Financial deterioration in sections
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S$	-622	-319	-77	-23	-7	-335	16	-5	-112	-9,093	-10,578
%	5.88%	3.02%	0.73%	0.22%	0.06%	3.17%	-0.15%	0.05%	1.06%	85.96%	100%

December 31, 2014

	Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	630,681	2,042	2,546	1,188	735	168	666	173	298	21,856	660,352
%	95.51%	0.31%	0.39%	0.18%	0.11%	0.03%	0.10%	0.03%	0.05%	3.31%	100.00%

	Financial deterioration in sections
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	-26	0	0	-40	78	-432	0	-11	3	-10,031	-10,460
%	0.25%	0.00%	0.00%	0.39%	-0.75%	4.13%	0.00%	0.11%	-0.03%	95.90%	100.00%

Arauco has recognized provisions for doubtful accounts on trade receivables for a total of ThU.S.$10,698 over the last four years which represents 0.046% of total revenues from sales during the same period.

Provisions for doubtful accounts of trade receivables as a percentage of total revenues from sales
	2015	2014	2013	2012	Last 4 years
Percentage of impairment losses	0.182%	-0.009%	0.008%	0.001%	0.046%

The amount recovered through possession of collateral, credit insurance reimbursements or any other credit enhancement during the period amount to ThU.S.$440, which represents 5.48% of the total provisioned assets.

Explanation of any changes to risk exposure or changes in objectives, processes and policies regarding previous years’ risk management.

Arauco has implemented a Guarantee Policy in order to control accounting, valuation and expiration of these and a Corporate Credit Policy.

Currently there is a policy for provisions for doubtful accounts receivable under IFRS for all the Arauco group companies.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Investment Policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities that Arauco and its subsidiaries are authorized to invest in.

The Company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long term debt subscriptions. Exceptions to this rule are specific investments made through other companies where authorization is required from the Chief Financial Officer.

For financial instruments, the only permitted investments are fixed income investments with adequate liquidity. Each instrument has defined classifications and limits, depending on duration and type of issuer.

Regarding intermediaries (such as banks, securities brokers and broker/dealers of mutual funds), a scoring methodology is used to determine the relative degree of risk of each intermediary based on their financial position and assign score points that result in a credit risk rating to each intermediary. Arauco uses this scoring system to determine its investment limits for each intermediary.

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long term debt securities obtained from rating agencies authorized by the Superintendency of Banks and Financial Institutions (Fitch Ratings Chile, Humphreys and Feller Rate).

The criteria evaluated are: Capital and Reserves, Current Ratio, Return on equity, Net Income to Operating income Ratio, Debt to Equity Ratio and the Credit Risk rating of each entity.

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

23.12.2 Type of Risk: Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill its financial obligations upon maturity.

Explanation of Liquidity Risk Exposure and How This Risk Arises

Arauco’s exposure to liquidity risk is mainly from its obligations to bondholders, banks and financial institutions, creditors and other payables. Liquidity risk may arise if Arauco is unable to meet the net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Financial Management Department monitors on an ongoing basis the Company’s cash flow forecasts based on short and long term forecasts and available financing alternatives. In order to manage the risk level of financial assets, Arauco follows its investment policy.

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of March 31, 2015 and December 31, 2014. The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2015

				Maturity							Total
Tax ID	Name	Currency	Name-Country Loans with banks	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	—	25	4,638	301,770	—	—	—	25	306,408	1.53%	Libor +0,70%
—	Arauco Argentina S.A.	Argentine Pesos	Banco Macro- Argentina	—	49	48	—	—	—	—	49	48	15.25%	15.25%
—	Arauco Argentina S.A.	Argentine Pesos	Banco Galicia- Argentina	—	307	—	—	—	—	—	307	—	15.25%	15.25%
—	Zona Franca Punta Pereira S.A.	U.S. Dollar	Interamerican Development Bank	1,163	1,023	2,450	2,396	2,343	2,289	6,514	2,186	15,992	Libor + 2,05%	Libor + 2,05%
—	Zona Franca Punta Pereira S.A.	U.S. Dollar	Interamerican Development Bank	166	2,777	6,076	5,934	5,794	5,652	—	2,943	23,456	Libor + 1,80%	Libor + 1,80%
—	Zona Franca Punta Pereira S.A.	U.S. Dollar	Banco Santander	20,013	—	—	—	—	—	—	20,013	—	Libor + 2,00%	Libor + 2,00%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Finnish Export Credit	25,810	20,354	52,288	51,368	50,477	49,694	118,826	46,164	322,653	3.20%	3.20%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Interamerican Development bank	4,706	4,126	9,900	9,680	9,460	9,242	26,298	8,832	64,580	Libor + 2,05%	Libor + 2,05%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Interamerican Development bank	675	11,220	24,566	23,991	23,417	22,843	—	11,895	94,817	Libor + 1,80%	Libor + 1,80%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Dnb Nor Bank	—	245	—	—	—	—	—	245	—	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco BBVA - Uruguay	16,115	—	—	—	—	—	—	16,115	—	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	16,689	18,555	—	—	—	—	—	35,244	—	Libor + 1,75%	Libor + 1,75%
—	Eufores S.A.	U.S. Dollar	Citibank	—	2,514	—	—	—	—	—	2,514	—	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco HSBC- Uruguay	1,201	—	—	—	—	—	—	1,201	—	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco Itau - Uruguay	5,065	5,004	—	—	—	—	—	10,069	—	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Heritage	1,357	—	—	—	—	—	—	1,357	—	Libor + 2,00%	Libor + 2,00%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco ABC	5	17	20	—	—	—	—	22	20	2.50%	2.50%
—	Arauco Do Brasil S.A.	U.S. Dollar	Banco Bradesco	831	—	—	—	—	—	—	831	—	1.80%	1.80%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Bradesco	3,960	1,256	—	—	—	—	—	5,216	—	8.75%	8.75%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco do Brasil - Brasil	23	72	—	—	—	—	—	95	—	8.70%	8.70%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco HSBC- Brasil	7,779	—	—	—	—	—	—	7,779	—	8.00%	8.00%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Itau -Brasil	47	43	—	—	—	—	—	90	—	8.43%	8.43%
—	Arauco Do Brasil S.A.	U.S. Dollar	Banco JP Morgan	7,912	4,356	—	—	—	—	—	12,268	—	1.71%	1.71%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Votorantim - Brasil	19	38	32	—	—	—	—	57	32	6.30%	6.30%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Santander	12,881	3	37	76	75	39	—	12,884	227	8.00%	8.00%
—	Arauco Do Brasil S.A.	Brazilian Real	Fundo de Desenvolvimiento Econom. - Brasil	7	27	7	—	—	—	—	34	7	0.00%	0.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Itau	3	6	8	1	—	—	—	9	9	2.50%	2.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Itau	12	31	43	43	3	—	—	43	89	3.50%	3.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Bradesco	11	27	37	37	31	—	—	38	105	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Votorantim	—	14	—	—	—	—	617	14	617	5.00%	5.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	19	55	73	73	18	—	—	74	164	6.00%	5.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	6	17	23	23	23	24	9	23	102	10.00%	10.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	4	24	27	27	27	13	—	28	94	9.22%	9.22%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bradesco	—	66	—	—	—	144	—	66	144	7.81%	7.81%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bradesco	307	—	—	—	—	—	—	307	—	12.11%	12.11%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Itau - Brasil	9	13	—	86	14	—	—	22	100	5.52%	5.52%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Votorantim - Brasil	—	285	—	—	—	1,474	546	285	2,020	9.31%	9.31%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brasil	—	62	—	—	—	347	—	62	347	9.00%	9.00%
—	Arauco Forest Brasil S.A.	Brazilian Real	Bndes	—	3	—	—	—	—	757	3	757	4.61%	4.61%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Bndes	—	4	—	—	—	6	289	4	295	10.80%	10.80%
0	Arauco Forest Brasil S.A.	Brazilian Real	Banco Santander	—	16	—	—	—	96	—	16	96	9.50%	9.50%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco John Deere	—	207	—	—	—	—	—	207	—	6.00%	6.00%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito E-I	—	19	—	622	2,492	1,870	—	19	4,984	9.91%	9.91%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito F-J	—	12	—	374	1,496	1,122	—	12	2,992	10.91%	10.91%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Bndes Subcrédito G-K	—	61	—	511	2,037	1,528	—	61	4,076	6.99%	6.99%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito H-L	—	15	—	444	1,646	1,233	—	15	3,323	12.11%	12.11%

			Total	126,795	72,948	100,273	397,456	99,353	97,616	153,856	199,743	848,554

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

December 31,2015

				Maturity							Total
Tax ID	Name	Currency	Name-Country Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	—	1,771	10,625	10,625	32,403	31,438	239,473	1,771	324,564	4.24%	4.25%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	1,939	—	5,818	5,818	5,818	186,141	—	1,939	203,595	3.23%	3.22%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-P	—	913	7,147	7,147	7,147	7,147	229,723	913	258,311	3.96%	3.96%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-Q	—	538	11,266	19,979	19,442	18,905	9,251	538	78,843	2.96%	2.98%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-R	—	1,610	6,439	6,439	6,439	6,439	272,750	1,610	298,506	3.57%	3.57%
—	Arauco Argentina S.A.	U.S. Dollar	Bono 144 A - Argentina	—	1,004	277,869	—	—	—	—	1,004	277,869	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	15,205	—	36,250	36,250	533,483	—	—	15,205	605,983	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2a Emisión	2,734	—	134,257	—	—	—	—	2,734	134,257	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	8,889	—	20,000	20,000	20,000	20,000	406,108	8,889	486,108	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	11,215	—	23,750	23,750	23,750	23,750	527,255	11,215	622,255	4.77%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2024	9,375	—	22,500	22,500	22,500	22,500	590,928	9,375	680,928	4.52%	4.50%

			Total	49,357	5,836	555,921	152,508	670,982	316,320	2,275,488	55,193	3,971,219

December 31, 2015

				Maturity							Total
Tax ID	Name	Currency	Name-Country Lease	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
85.805.200-9	Forestal Arauco S.A.	UF	Banco Santander	338	904	650	650	3,362	—	—	1,242	4,662	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Scotiabank	1,303	4,370	4,875	4,875	6,059	—	—	5,673	15,809	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Estado	361	1,160	1,471	1,471	1,957	—	—	1,521	4,899	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco de Chile	4,026	11,489	11,301	11,301	12,650	—	—	15,515	35,252	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco BBVA	1,814	5,344	4,490	4,490	3,374	—	—	7,158	12,354	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Credito e Inversiones	557	1,672	2,129	2,129	3,008	—	—	2,229	7,266	0.00%	0.00%
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Santander	172	517	575	576	—	—	—	689	1,151	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Chile	262	704	824	824	365	—	—	966	2,013	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Credito e Inversiones	468	1,401	1,834	1,834	3,623	—	—	1,869	7,291	—	—

			Total	9,301	27,561	28,149	28,150	34,398	0	0	36,862	90,697

As part of the policy of Arauco, it considers compliance with all Accounts Payable, whether with related (see Note 13) or third parties , within a period not exceeding 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2014

				Maturity							Total
Tax ID	Name	Currency	Name-Country Loans with banks	to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type Amortization	Effective rate	Nominal rate
—	Flakeboard Company Limited	U.S. Dollar	J.P.Morgan -United States	—	30,433	61,919	60,644	55	—	—	30,433	122,618	Maturity	Libor +1.35%	Libor +1.35%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA -United States	30,105	—	15,154	—	—	—	—	30,105	15,154	(i) semmiannual; (k) semmiannual from 2011	Libor 6 monthly + 0.2%	Libor 6 monthly + 0.2%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Bancoestado NY	9,063	9,000	9,000	—	—	—	—	18,063	9,000	(i) semmiannual; (k) semmiannual from 2011	Libor 6 monthly + 0.2%	Libor 6 monthly + 0.2%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	—	22	299,223	—	—	—	—	22	299,223	Maturity	1.42%	1.42%
—	Alto Parana S.A.	Argentine Pesos	Banco Macro- Argentina	—	75	—	146	—	—	—	75	146	Maturity	15.25%	15.25%
—	Alto Parana S.A.	Argentine Pesos	Banco Galicia- Argentina	—	469	468	—	—	—	—	469	468	Maturity	15.25%	15.25%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	128	—	6,281	7,123	7,095	7,115	6,551	128	34,164	Maturity	Libor + 1.80%	Libor + 1.80%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	2,189	—	5,096	4,866	4,637	4,407	15,324	2,189	34,330	Maturity	Libor + 2.05%	Libor + 2.05%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Finnish Export Credit	48,487	—	70,569	67,723	64,876	62,030	194,683	48,487	459,882	semmiannual	3.20%	3.20%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Interamerican Development bank	6,267	—	10,612	10,382	10,153	9,923	37,397	6,267	78,467	semmiannual	Libor + 2.05%	Libor + 2.05%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Interamerican Development bank	645	—	20,273	21,115	21,087	21,107	20,545	645	104,126	semmiannual	Libor + 1.80%	Libor + 1.80%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Dnb Nor Bank	324	—	—	—	—	—	—	324	—	Maturity	Libor + 2.05%	Libor + 2.05%
—	Eufores S.A.	U.S. Dollar	Banco BBVA - Uruguay	9,119	3,015	—	—	—	—	—	12,134	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	10,110	25,088	—	—	—	—	—	35,198	—	Maturity	Libor + 1.75%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollar	Citibank	—	2,505	—	—	—	—	—	2,505	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco HSBC- Uruguay	1,201	—	—	—	—	—	—	1,201	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Itau -Uruguay	5,062	5,003	—	—	—	—	—	10,065	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Heritage	—	1,356	—	—	—	—	—	1,356	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Santander	—	20,111	—			—	—	20,111	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Arauco Do Brasil S.A.	Real	Banco ABC	32	—	1	62	—	—	—	32	63	Maturity	2.50%	2.50%
—	Arauco Do Brasil S.A.	Real	Banco Bradesco	101	—	—	—	—	—	—	101	—	Maturity	8.70%	8.70%
—	Arauco Do Brasil S.A.	Real	Banco Bradesco	2,266	3,220	—	—	—	—	—	5,486	—	Maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	140	—	177	17	1	—	—	140	196	Maturity	8.70%	8.70%
—	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	—	6,473	—	—	—	—	—	6,473	—	Maturity	9.80%	9.80%
—	Arauco Do Brasil S.A.	Real	Banco HSBC- Brasil	37	—	—	—	—	—	—	37	—	Maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco HSBC- Brasil	136	—	11,319	—	—	—	—	136	11,319	Maturity	8.00%	8.00%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	28	—	—	—	—	—	—	28	—	Monthly	4.50%	4.50%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	26	—	6	—	—	—	—	26	6	Maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	253	—	183	26	1	—	—	253	210	Maturity	8.70%	8.70%
—	Arauco Do Brasil S.A.	U.S. Dollar	Banco JP Morgan	—	8,972	—	—	—	—	—	8,972	—	Maturity	1.41%	1.41%
—	Arauco Do Brasil S.A.	Real	Banco Santander	166	—	18,865	—	—	—	—	166	18,865	Maturity	8.00%	8.00%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	50	—	32	5	—	—	—	50	37	Maturity	8.70%	8.70%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	62	—	14	114	—	—	—	62	128	Maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Fdo. Desenvolvimiento Econom. - Brasil	51	—	—	62	—	—	—	51	62	Monthly	0.00%	0.00%
—	Arauco Florestal Arapoti S.A.	Real	Banco Itau	12	—	1	1	26	—	—	12	28	Maturity	2.50%	2.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Itau	56	—	—	—	—	172	—	56	172	Maturity	3.50%	3.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Itau	7	—	—	—	—	23	—	7	23	Maturity	3.50%	3.50%

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

—	Arauco Florestal Arapoti S.A.	Real	Banco Bradesco	11,825	—	—	—	—	93	—	11,825	93	Maturity	5.50%	5.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Votorantim	—	6	107	78	14	—	463	6	662	Maturity	0.50%	0.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Safra	109	—	—	—	—	350	—	109	350	Maturity	0.60%	0.60%
—	Arauco Forest Brasil S.A.	Real	Banco Bradesco	—	7,430	—	—	—	—	—	7,430	—	Maturity	5.50%	5.50%
—	Arauco Forest Brasil S.A.	Real	Banco Bradesco	—	10,369	—	—	—	—	—	10,369	—	Maturity	6.50%	6.50%
—	Arauco Forest Brasil S.A.	Real	Banco Bradesco	70	—	—	429	—	316	—	70	745	Maturity	6.00%	6.00%
—	Arauco Forest Brasil S.A.	Real	Banco Itau - Brasil	158	—	13	41	—	—	—	158	54	Maturity	4.75%	4.75%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	46	—	107	78	14	2,508	—	46	2,707	Monthly	8.80%	8.80%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brasil	6	—	12	5	—	403	—	6	420	Maturity	3.30%	3.30%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	—	6	107	78	14	—	311	6	510	Maturity	5.00%	5.00%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito A	—	2	276	276	276	276	1,318	2	2,424	Maturity	7.91%	7.91%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito B	—	1	187	187	187	187	853	1	1,601	Maturity	8.91%	8.91%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Bndes Subcrédito C	4	—	89	89	89	89	555	4	909	Maturity	6.55%	6.55%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito D	1	—	235	235	235	235	1,032	1	1,974	Maturity	10.11%	10.11%
—	Arauco Forest Brasil S.A.	Real	Banco do Brasil - Brasil	1,145	—	—	—	—	—	—	1,145	—	Maturity	9.80%	9.80%
—	Arauco Forest Brasil S.A.	Real	Banco John Deere	305	—	—	—		—	—	305	—	Maturity	6.00%	6.00%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito E-I	24	—	537	537	537	537	8,912	24	11,058	Maturity	7.91%	7.91%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito F-J	17	—	363	363	363	363	5,469	17	6,919	Maturity	8.91%	8.91%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Bndes Subcrédito G-K	61	—	172	172	172	172	4,589	61	5,276	Maturity	6.55%	6.55%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito H-L	22	—	457	457	457	457	6,240	22	8,069	Maturity	10.11%	10.11%

			Total	139,916	133,554	531,856	175,310	110,288	110,762	304,242	273,470	1,232,458

				Maturity							Total
Tax ID	Name	Currency	Name Country Bonds	To 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 Years ThU.S.$	2 to 3 Years ThU.S.$	3 to 4 Years ThU.S.$	4 to 5 Years ThU.S.$	More than 5 Years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type Amortization	Effective Rate	Nominal Rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	—	1,992	11,949	11,949	11,949	36,494	305,191	1,992	377,534	(i) semmiannual; (k) maturity	4.24%	4.25%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	2,181	—	9,160	9,160	9,160	9,160	211,959	2,181	248,599	(i) semmiannual; (k) maturity	3.23%	3.22%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-P	—	1,027	8,038	8,038	8,038	8,038	262,316	1,027	294,469	(i) semmiannual; (k) maturity	3.96%	3.96%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-Q	604	—	2,417	12,676	22,482	21,878	31,683	604	91,137	(i) semmiannual; (k) maturity	2.98%	2.98%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-R	1,810	—	7,241	7,241	7,241	7,241	314,074	1,810	343,039	(i) semmiannual; (k) maturity	3.58%	3.57%
—	Alto Paraná S.A.	U.S. Dollar	Bono 144 A - Argentina	—	1,004	17,213	277,349	—	—	—	1,004	294,562	(i) semmiannual; (k) maturity	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	15,205	—	36,250	36,250	36,250	532,713	—	15,205	641,463	(i) semmiannual; (k) maturity	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2a Emisión	2,734	—	9,375	134,189	—	—	—	2,734	143,564	(i) semmiannual; (k) maturity	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 6a Emisión	—	373,848	—	—	—	—	—	373,848	—	(i) semmiannual; (k) maturity	5.64%	5.63%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	8,889	—	20,000	20,000	20,000	20,000	425,291	8,889	505,291	(i) semmiannual; (k) maturity	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	11,215	—	23,750	23,750	23,750	23,750	549,617	11,215	644,617	(i) semmiannual; (k) maturity	4.77%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2024	9,937	—	22,500	22,500	22,500	22,500	601,109	9,937	691,109	(i) semmiannual; (k) maturity	4.52%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	—	1,992	11,949	11,949	11,949	36,494	305,191	1,992	377,534	(i) semmiannual; (k) maturity	4.24%	4.25%

			Total	52,575	377,871	167,894	563,104	161,371	681,774	2,701,241	430,446	4,275,384

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

				Maturity							Total
Tax ID	Name	Currency	Name Country Other Loans	To 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 Years ThU.S.$	2 to 3 Years ThU.S.$	3 to 4 Years ThU.S.$	4 to 5 Years ThU.S.$	More than 5 Years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type Amortization	Effective Rate	Nominal Rate
—	Flakeboard Company Limited	U.S. Dollar	Business New Brunswick	—	3,785	—	—	—	—	—	3,785	—	Maturity	—	4.30%
—	Flakeboard Company Limited	U.S. Dollar	SSM EDC	—	108	—	—	—	—	—	108	—	Maturity	—	1.80%

			Total	0	3,893	0	0	0	0	0	3,893	0

				Maturity							Total
Tax ID	Name	Currency	Name Country Lease	To 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 Years ThU.S.$	2 to 3 Years ThU.S.$	3 to 4 Years ThU.S.$	4 to 5 Years ThU.S.$	More than 5 Years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type Amortization	Effective Rate	Nominal Rate
85.805.200-9	Forestal Celco S.A.	UF	Banco Santander	979	2,089	883	883	485	—	—	3,068	2,250	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco Scotiabank	982	2,945	3,897	3,897	3,108	—	—	3,927	10,902	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco Estado	259	777	1,024	1,024	1,789	—	—	1,036	3,836	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco de Chile	3,241	9,904	9,011	9,011	7,097	—	—	13,145	25,119	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco BBVA	2,102	7,325	6,822	6,822	7,187	—	—	9,427	20,830	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	Chilean Pesos	Banco Santander	222	609	799	799	557	—	—	831	2,154	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	Chilean Pesos	Banco Chile	66	200	88	88	23	—	—	266	198	Monthly	—	—
—	Arauco Colombia S.A.	U.S. Dollar	Banco BBVA	—	3		—	—	—	—	3	—	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco Santander	—	3		—	—	—	—	3	—	Monthly	—	—

			Total	7,851	23,855	22,522	22,522	20,246	0	0	31,706	65,289

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Guarantees

As of the date of these consolidated financial statements, Arauco has financial assets of approximately ThU.S.$49 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of December 31, 2015, the total assets pledged as an indirect guarantee were ThU.S.$853. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

On September 29, 2011, Arauco entered into a Security Agreement under which it granted a non-joint guarantee limited to 50% of the obligations of the Uruguayan companies (joint ventures) Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., under the IDB Facility Agreement in the amount of up to ThU.S.$454,000 and the Finnevera Guaranteed Facility Agreement in the amount of up to ThU.S.$900,000. Both loan agreements were signed with the International Development Bank. Such guarantee is included in the table below, under indirect guarantees.

Direct and indirect guarantees granted by Arauco:

DIRECT

Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	230	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	313	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	114	Directorate General of Maritime Territory and Merchant Marine
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	246	Banco Itaú BBA S.A.
Arauco Forest Brasil S.A.	Endorsement of ADB + Guarantee Letter AISA	—	U.S. Dollar	2,306	Banco Votorantim S.A.
Arauco Forest Brasil S.A.	Endorsement of ADB	—	U.S. Dollar	768	Banco Votorantim S.A.
Arauco Forest Brasil S.A.	Mortgage Industrial Plant of Jaguariaíva of Arauco do Brasil	Property plant and equipment	U.S. Dollar	39,262	BNDES
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	114	Banco Bradesco S.A.
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	617	Banco John Deere S.A.
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	117	Banco Santander S.A.
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil	—	U.S. Dollar	768	Banco Votorantim S.A.
Arauco do Brasil S.A.	Equipamiento	Property plant and equipment	U.S. Dollar	136	Banco Votorantim S.A.
Arauco do Brasil S.A.	Equipamiento	Property plant and equipment	U.S. Dollar	853	Banco Itaú BBA S.A.
Arauco do Brasil S.A.	Equipamiento	Property plant and equipment	U.S. Dollar	379	Banco do Brasil S.A.
Arauco do Brasil S.A.	Equipamiento	Property plant and equipment	U.S. Dollar	168	Banco Votorantim S.A.
Arauco do Brasil S.A.	Equipamiento	Property plant and equipment	U.S. Dollar	327	Banco ABC Brasil S.A.
Arauco do Brasil S.A.	Equipamiento	Property plant and equipment	U.S. Dollar	177	Banco Santander S.A.
Arauco Florestal Arapoti S.A.	Equipamiento	Property plant and equipment	U.S. Dollar	171	Banco Itaú BBA S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property plant and equipment	U.S. Dollar	329	Banco Safra S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property plant and equipment	U.S. Dollar	768	Banco Votorantim S.A.
Arauco Bioenergía S.A.	Endorsement of Arauco do Brasil	—	Chilean Pesos	483	Minera Escondida Ltda.
Arauco Bioenergía S.A.	Guarantee letter	—	Chilean Pesos	221	Minera Spence S.A
Arauco Bioenergía S.A.	Guarantee letter	—	Chilean Pesos	121	CODELCO S.A.
		Total		48,988

INDIRECT

Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Suretyship not supportive and cumulative	—	U.S. Dollar	566,474	Joint Ventures (Uruguay)
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	U.S. Dollar	270,000	Arauco Argentina (bondholders)
Celulosa Arauco y Constitución S.A.	Guarantee Letter	—	Brazilian Real	16,419	Arauco Forest Brasil y Mahal (Brasil)
		Total		852,893

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

23.12.3 Type of Risk: Market Risk – Exchange Rate

Description

Market risk arises from the probability of being affected by losses from fluctuations in currencies exchange rates in which assets and liabilities are denominated, in a functional currency other than the functional currency of Arauco.

Explanation of Currency Risk Exposure and How This Risk Arises

Arauco is exposed to the foreign currency risk from currency fluctuations arising from sales, purchases and obligations undertaken in foreign currencies, such as the Chilean Peso, Euro, Brazilian Real or other foreign currencies. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main currency risk. See Note 11 for details assets and liabilities classified by currency.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the currency risk over the EBITDA and Net Income.

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean Peso. This fluctuation range is considered possible given current market conditions as of the date of these financial statements. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of +/- 10% in relation to the Chilean Peso would mean a change in the net income after tax +/- 4.09% (equivalent to ThU.S.$ +/- 15,301), and +/- 0.13% of equity (equivalent to ThU.S.$ +/- 9.181).

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian Real, which is considered a possible range of fluctuation given the market conditions as of the date of these financial statements. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian Real would mean a variation on the net income after tax +/- 0.43% (equivalent to ThU.S.$2,087) and a change on the equity of +/- 0.02% (equivalent to ThU.S.$1,252).

23.12.4 Type of Risk: Market Risk – Interest rate risk

Description

Interest rate risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of Interest Rate Risk Exposure and How This Risk Arises

Arauco is exposed to risks due to interest rate fluctuations for bonds issued, bank borrowings and financial instruments that bear interest at a variable rate.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of December 31, 2015, 14.3% of the Company’s bonds and bank loans bear interest at variable rates. A change of +/- 10% in the interest rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 0.013% (equivalent to ThU.S.$-/+ 48) and +/- 0.0004% (equivalent to ThU.S.$-/+ 29) on equity.

Thousands of dollars	December 2015	Total
Fixed rate	3,689,719	85.7%
Bonds issued	3,180,334
Bank borrowings (*)	381,826
Government loans	0
Financial leasing	127,559
Variable rate	615,716	14.3%
Bonds issued	—
Loans with Banks	615,716
Total	4,305,435	100.0%

Thousands of dollars	December 2014	Total
Fixed rate	4,244,146	83.6%
Bonds issued	3,658,327
Bank borrowings (*)	484,931
Government Loans	3,893
Financial leasing	96,995
Variable rate	834,284	16.4%
Bonds issued	—
Loans with Banks	834,284
Total	5,078,430	100.0%

(*)	Includes variable rate bank borrowings changed by fixed rate swaps.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

23.12.5 Type of Risk: Market Risk – Price of Pulp Risks

Description

Pulp prices are determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Price Risk Exposure and How This Risk Arises

Pulp prices are reflected in revenue from sales and directly affect the net income for the period.

As of December 31 2015, revenue due to pulp sales accounted for 44.8% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean an EBITDA annual variation of 15.72% (equivalent to MU.S.$215), on the income after tax and +/- 32.21% (equivalent to MU.S.$170) and +/- 1.47% (equivalent to MU.S.$102) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. OPERATING SEGMENTS

The main products that generate revenue for each operating segment are described as follows:

•	Pulp: The main products sold by this operating segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), and pulp fluff.

•	Panels: The main products sold by this operating segment are plywood panels, MDF panels (medium density fiberboard), Hardboard Panels, PB Panels (agglomerated) and MDF Moldings.

•	Sawn Timber: The range of products sold by this operating segment includes different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints.

•	Forestry: This operating segment produces and sells sawn logs, pulpable logs, posts and chips made from owned forests of Radiata and Taeda pine, eucalyptus globulus and nitens forests. Additionally, purchases logs and woodchip from third parties, which it sells to its other operating segment.

Pulp

The Pulp operating segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. On the other hand, fluff pulp is mainly used in the production of diapers and female hygiene products.

Arauco has seven plants, five in Chile, one in Argentina and one in Uruguay and they have a total production capacity of approximately 3.9 million tons per year. Pulp is sold in more than 45 countries, mainly in Asia and Europe.

Panels

The Panels operating segment produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. It consists of 17 industrial plants: 5 in Chile, 2 in Argentina, 2 in Brazil, and 8 plants around USA and Canada. The Company has a total annual production capacity of 6.6 million cubic meters of PBO, MDF, Hardboards, plywood and moldings.

Sawn Timber

The Sawn Timber operating segment produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 9 saw mills in operation (8 in Chile and 1 in Argentina), the Company has a production capacity of 3 million cubic meters of sawn wood.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Furthermore, the Company has 5 remanufacturing plants, 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces.

Forestry

The Forestry operating segment is Arauco’s core business. It provides raw materials for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself quality wood for each of its products.

Arauco holds forestry assets distributed throughout Chile, Argentina, Brazil and Uruguay, reaching 1.6 million hectares, of which 1 million hectares are used for plantations, 395 thousand hectares for native forests, 183 thousand hectares for other uses and 53 thousand hectares are to be planted.

Arauco’s principal plantations consist of radiata and taeda pine and eucalyptus to a lesser degree. These are species that have fast growth rates and short harvest cycles compared with other long fiber commercial woods.

Arauco has no customers representing 10% or more of its revenues.

Below, please find summarized information concerning the assets, liabilities and profits and losses at the end of each period, by segments. The profit (loss) of each segment informed takes into consideration that taxes and income and financial costs have not been allocated to the various segments, and are shown as part of the Corporate’s segment:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Year ended December 31, 2015	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from external customers	2,363,973	785,939	116,368	1,847,272	33,188	0	5,146,740	0	5,146,740
Revenues from transactions with other operating segments	43,414	343	491,703	10,330	32,543	0	578,333	(578,333)	0

Finance income	0	0	0	0	0	50,284	50,284	0	50,284
Finance costs	0	0	0	0	0	(262,962)	(262,962)	0	(262,962)
Net finance costs	0	0	0	0	0	(212,678)	(212,678)	0	(212,678)

Depreciation and amortizations	231,916	30,133	18,211	109,313	3,913	6,659	400,145	0	400,145
Sum of significant income accounts	31	739	220,907	4,084	0	0	225,761	0	225,761
Sum of significant expense accounts	585	2,662	35,610	721	35	0	39,613	0	39,613

Profit (loss) of each reportable segment	455,190	89,156	137,829	175,317	1,815	(491,596)	367,711	0	367,711

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	0	0	0	0	0	5,572	5,572	0	5,572
Joint ventures	0	0	0	(470)	0	1,646	1,176	0	1,176

Income tax expense	0	0	0	0	0	(129,694)	(129,694)	0	(129,694)

Geographical information on revenues
Revenue – Chilean entities	1,913,303	724,705	68,986	601,280	597	0	3,308,871	0	3,308,871
Revenue – Foreign entities	450,670	61,234	47,382	1,245,992	32,591	0	1,837,869	0	1,837,869
Total Ordinary Income	2,363,973	785,939	116,368	1,847,272	33,188	0	5,146,740	0	5,146,740

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Year ended December 31, 2015	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets (*)
Acquisition of property,plant and equipment and biological assets	199,094	14,059	155,872	80,132	1,754	7,001	457,912	0	457,912
Acquisition and contribution of investments in associates and joint venture	0	0	814	0	0	0	814	0	814

Year ended December 31, 2015	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,172,095	125,446	5,471,322	2,248,688	31,679	806,219	13,855,449	(48,542)	13,806,907
Segments assets (excluding deferred tax assets)	5,172,095	125,446	5,471,322	2,248,688	31,679	665,968	13,715,198	(48,542)	13,666,656
Deferred tax assets	0	0	0	0	0	140,251	140,251	0	140,251
Investments accounted through equity method
Associates	0	0	121,359	0	0	119,781	241,140	0	241,140
Joint Ventures	0	0	0	3,573	0	20,099	23,672	0	23,672
Segment liabilities	318,880	25,334	147,432	244,629	11,526	6,412,661	7,160,462	0	7,160,462
Segments liabilities (excluding deferred tax liabilities)	0	0	0	0	0	4,657,133	5,657,133	0	4,657,133
Deferred tax liabilities	0	0	0	0	0	1,755,528	1,755,528	0	1,755,528

Geographical information on non-current assets (**)
Chile	2,565,307	945	3,536,372	757,991	30	207,280	7,067,925	(2,955)	7,064,970
Foreign countries	1,782,286	14,902	1,348,177	721,022	23,406	200,224	4,090,017	0	4,090,017
Non-current assets, Total	4,347,593	15,847	4,884,549	1,479,013	23,436	407,504	11,157,942	(2,955)	11,154,987

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Year ended December 31, 2014	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from external customers	2,343,020	873,493	148,517	1,943,711	33,902	0	5,342,643	0	5,342,643
Revenues from transactions with other operating segments	50,015	3	457,527	10,065	34,327	0	551,937	(551,937)	0

Finance income	0	0	0	0	0	30,772	30,772	0	30,772
Finance costs	0	0	0	0	0	(246,473)	(246,473)	0	(246,473)
Net finance costs	0	0	0	0	0	(215,701)	(215,701)	0	(215,701)

Depreciation and amortizations	185,121	31,842	14,145	109,745	3,901	8,680	353,434	0	353,434
Sum of significant income accounts	5,442	161	321,971	882	0	0	328,456	0	328,456
Sum of significant expense accounts	0	0	31,513	0	0	0	31,513	0	31,513

Profit (loss) of each reportable segment	440,367	154,525	177,974	150,323	13,885	(500,184)	436,890	0	436,890

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	0	0	0	0	0	6,958	6,958	0	6,958
Joint ventures	0	0	0	3	0	520	523	0	523

Income tax expense	0	0	0	0	0	(155,935)	(155,935)	0	(155,935)

Geographical information on revenues
Revenue – Chilean entities	2,025,811	802,675	83,823	666,790	1,538	0	3,580,637	0	3,580,637
Revenue – Foreign entities	317,209	70,818	64,694	1,276,921	32,364	0	1,762,006	0	1,762,006
Total Ordinary Income	2,343,020	873,493	148,517	1,943,711	33,902	0	5,342,643	0	5,342,643

Year ended December 31, 2014	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets
Acquisition of property,plant and equipment and biological assets	303,918	14,388	178,748	112,365	1,489	1,127	612,035	0	612,035
Acquisition and contribution of investments in associates and joint venture	0	0	0	1,882	0	0	1,882	0	1,882

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Year ended December 31, 2014	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,206,856	597,204	5,436,050	2,151,687	34,344	1,362,947	14,789,088	(41,191)	14,747,897
Segments assets (excluding deferred tax assets)	0	0	0	0	0	0	14,630,805	(41,191)	14,589,614
Deferred tax assets	0	0	0	0	0	0	158,283	0	158,283
Investments accounted through equity method
Associates	0	0	174,782	5,830	0	126,460	307,072	0	307,072
Joint Ventures	0	0	0	0	0	18,973	18,973	0	18,973
Segment liabilities	341,498	69,491	171,951	233,063	13,385	7,103,773	7,933,161	0	7,933,161
Segments liabilities (excluding deferred tax liabilities)	0	0	0	0	0	0	6,176,012	0	6,176,012
Deferred tax liabilities	0	0	0	0	0	0	1,757,149	0	1,757,149

Geographical information on non-current assets (**)
Chile	2,633,773	294,317	3,480,005	598,526	80	205,774	7,212,475	74	7,212,549
Foreign countries	1,796,802	16,433	1,288,915	842,288	25,535	424,660	4,394,633	0	4,394,633
Non-current assets, Total	4,430,575	310,750	4,768,920	1,440,814	25,615	630,434	11,607,108	74	11,607,182

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Below, please find data regarding the cash flows per segment, which data is presented in a supplemental manner, as follow-up pursuant to local requirements:

Year ended December 31, 2015	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment Cash Flows
Cash Flows from (used in) Operating Activities	605,756	135,322	252,702	255,262	2,722	(398,114)	853,650	0	853,650
Cash flows (used in) investing activities	(202,473)	(12,645)	(142,879)	(84,671)	(1,790)	(33,322)	(477,780)	0	(477,780)
Cash flows from (used in) Financing Activities	(60,395)	0	(2,003)	(151,395)	0	(598,383)	(812,176)	0	(812,176)
Net increase (decrease) in Cash and Cash Equivalents	342,888	122,677	107,820	19,196	932	(1,029,819)	(436,306)	0	(436,306)

Year ended December 31, 2014	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment Cash Flows
Cash Flows from (used in) Operating Activities	588,293	185,276	296,349	211,018	6,527	(302,288)	985,175	0	985,175
Cash flows (used in) investing activities	(310,125)	(4,997)	(78,409)	(113,321)	(1,489)	(146,817)	(655,158)	0	(655,158)
Cash flows from (used in) Financing Activities	(52,631)	0	83,975	11,623	0	(50,852)	(7,885)	0	(7,885)
Net increase (decrease) in Cash and Cash Equivalents	225,537	180,279	301,915	109,320	5,038	(499,957)	322,132	0	322,132

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Information required by geographic area:

	Geographical area
2015	Local country	Foreign country
	Chile	Argentina	Brazil	USA/ Canada	Uruguay	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues	3,308,870	481,881	378,719	787,037	190,233	5,146,740
Revenues quarter October-December 2015	760,259	134,715	68,643	183,506	59,666	1,206,789
Non-current Assets at 12-31-2015 other than tax deferred	6,986,237	978,285	872,378	364,889	1,812,948	11,014,737

	Geographical area
2014	Local country	Foreign country
	Chile	Argentina	Brazil	USA/ Canada	Uruguay	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues	3,580,637	436,524	481,275	774,805	69,402	5,342,643
Revenues quarter October-December 2014	918,978	108,846	118,440	178,306	59,704	1,384,274
Non-current Assets at 12-31-2014 other than tax deferred	7,133,974	977,784	1,245,162	352,862	1,739,117	11,448,899

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

	12-31-2015	12-31-2014
Current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize current	47,731	77,359
Prepayment to amortize (insurance + others)	20,398	23,407
Recoverable taxes (Relating to purchases)	62,468	71,834
Other current non-financial assets	3,359	5,128
Total	133,956	177,728

Non current non-financial assets	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Roads to amortize, non current	111,319	91,871
Guarantee values	2,635	3,489
Recoverable taxes	7,767	3,102
Other non current non-financial assets	3,795	2,632
Total	125,516	101,094

Current non-financial liabilities	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Provision of minimum dividend (1)	102,305	99,160
ICMS tax payable	6,172	19,020
Other tax payable	19,442	15,297
Other Current non-financial liablilities	3,804	2,839
Total	131,723	136,316

(1)	Provision includes a minimum dividend of subsidiary minority.

Non current non-financial liabilities	12-31-2015 ThU.S.$	12-31-2014 ThU.S.$
ICMS tax payable	45,365	56,815
Other non-current non financial liablilities	1,876	5,181
Total	47,241	61,996

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 26. DISTRIBUTABLE NET INCOME AND EARNINGS PER SHARE

Distributable net income

As a general policy, the Board of Directors of Arauco agreed that the net income to be distributed as dividend is determined based on realized net gains/(losses) of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net income during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net income of the Company, which is the same considered for calculating the minimum dividend required and additional dividend, the following unrealized gains/losses are excluded from the net income for the year:

1)	Unrealized gains/losses relating to the fair value recorded for forestry assets under IAS 41, adding them back to distributable net income when they are realized through sale or disposed of by other means.

2)	Those generated through the acquisition of entities. These results will be added back to net income when they are realized through sale.

The deferred taxes associated with the amounts described in 1) and 2) above are also excluded.

The following table details the adjustments made for the determination of distributable net income as December 31, 2015 and 2014 in order to determine the provision of 40% of the distributable net income for each year:

Distributable Net Income ThU.S.$
Net income attributable to owners of parent at 12-31-2015	362,689
Adjustments:
Biological Assets
Unrealized gains/losses	(205,527)
Realized gains/losses	203,730
Deferred income taxes	(3,889)
Total adjustments	(5,686)
Distributable Net Income at 12-31-2015	357,003

Distributable Net Profit ThU.S.$
Net income attributable to owners of parent at 12-31-2014	431,958
Adjustments
Biological Assets
Unrealized	(278,884)
Realized	237,272
Deferred income taxes	9,354
Total adjustments	(32,258)
Distributable Net Income at 12-31-2014	399,700

The Company expects to maintain its policy of distributing 40% of its net distributable income as dividends for all future fiscal years, but will also consider the alternative of distributing a provisional dividend at year end.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

As of December 31, 2015, in the Classified Statement of Financial Position, under the line item Other Ordinary Non-Financial Liabilities, for an amount of ThU.S.$131,723, there are a total of ThU.S.$99,211 which correspond to a provision for the minimum dividend for the parent company for the 2015 period, after discounting the distribution of a provisional dividend of ThU.S.$43,580, paid to shareholders in December 2015.

Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January-December
	2015	2014
	ThU.S.$	ThU.S.$
Profit or loss attributable to ordinary equity holder of parent	362,689	431,958
Weighted average of number of shares	113,159,655	113,159,655
Basic earnings per share (in U.S.$ per share)	3.21	3.82

NOTE 27. SUBSEQUENT EVENTS

The authorization for the issuance and publication of these consolidated financial statements for the period ended December 31, 2015 was approved by the Board of Directors of Arauco at the Extraordinary Session No. 544 held on March 9, 2016.

Subsequent to December 31, 2015 and until the date of issuance of these consolidated financial statements, there have been no events, other than those discussed above, that could materially affect the presentation of these financial statements.

Interim Review Fourth Quarter 2015 Results March 11th, 2016 Celulosa Arauco y Constitución S.A. Fourth Quarter 2015 Results March 11, 2016

Interim Review Fourth Quarter 2015 Results March 11th, 2016 3 Highlights 4 Income statement analysis 9 Review by business segment 11 Balance sheet analysis 13 Financial ratios 14 4th quarter and subsequent events and news 15 Financial statements ARAUCO aims to be a global leader in the production and management of renewable forestry resources and to develop products that improve the quality of life of millions of people around the world. CONFERENCE CALL Tuesday, Mar 22nd, 2016 10:30 Santiago time 09:30 Eastern time (New York) Please Dial: +1 (844) 839 2184 from USA +1 (412) 317 2505 from other countries Password: Arauco

Interim Review Fourth Quarter 2015 Results March 11th, 2016 HIGHLIGHTS • Arauco’s revenues reached US$ 1,206.8 million during the fourth quarter of 2015, a 6.2% decrease compared to the US$ 1,285.9 million obtained in the third quarter of 2015. • Adjusted EBITDA reached US$ 289.1 million, a decrease of 10.9% compared to the US$ 324.6 million obtained during the third quarter of 2015. Our year-to-date Adjusted EBITDA for year 2015 stood at US$ 1,282.4 million, a 0.8% increase when compared to the US$ 1,272.2 million reached in the same period of 2014. • Net income reached US$ 89.1 million in the fourth quarter of 2015, an increase of 2.5% or US$ 2.2 million compared to the third quarter of the same year. When compared to last year, full year net income decreased 15.8% or US$ 69.2 million. • CAPEX reached US$ 83.5 million at the end of this quarter, a decrease of 19.3% or US$ 19.9 million compared to the US$ 103.5 million of the third quarter of 2015. Full year total CAPEX fell by 23.4% or US$ 143.3 million compared to the year 2014. • Net Financial Debt/ LTM(1) Adjusted EBITDA remained stable, increasing slightly from 2.9x in the third quarter of 2015 to 3.0x in this quarter. • Cash Balance at the end of this quarter was US$ 500.0 million. KEY FIGURES In U.S. Million Q4 2015 Q3 2015 Q4 2014 QoQ YoY FY 2015 FY 2014 YoY Revenue 1,206.8 1,285.9 1,384.3 -6.2% -12.8% 5,146.7 5,342.6 -3.7% Cost of sales (843.3) (890.9) (987.4) -5.3% -14.6% (3,511.4) (3,654.1) -3.9% Gross profit 363.5 395.0 396.9 -8.0% -8.4% 1,635.3 1,688.5 -3.1% Operating income (2) 97.6 126.1 112.9 -22.6% -13.5% 554.9 580.9 -4.5% Net income 89.1 87.0 113.8 2.5% -21.7% 367.7 436.9 -15.8% Adjusted EBITDA 289.1 324.6 334.1 -10.9% -13.5% 1,282.4 1,272.2 0.8% Adjusted EBITDA Margin 24.0% 25.2% 24.1% -5.1% -0.7% 24.9% 23.8% 4.6% LTM(1) Adj. EBITDA 1,282.4 1,327.5 1,272.2 -3.4% 0.8% 1,282.4 1,272.2 0.8% LTM(1) Adj. EBITDA Mg 24.9% 24.9% 23.8% -0.1% 4.6% 24.9% 23.8% 4.6% CAPEX 83.5 103.5 134.0 -19.3% -37.6% 468.7 612.0 -23.4% Net Financial Debt 3,805.4 3,798.9 4,107.3 0.2% -7.3% 3,805.4 4,107.3 -7.3% Net Financial Debt / LTM Adj. EBITDA 3.0x 2.9x 3.2x 3.7% -8.1% 3.0x 3.2x -8.1% (1) LTM = Last Twelve Months (2) Operating income = Gross margin – Distribution costs – Administrative expenses

Interim Review Fourth Quarter 2015 Results March 11th, 2016 INCOME STATEMENT ANALYSIS Revenues Arauco’s revenues for the fourth quarter of 2015 reached US$ 1,206.8 million, 6.2% lower than the US$ 1,285.9 million obtained during the third quarter of 2015. The main downturn driver was a decrease in sales volume from our panels and sawn timber businesses, influenced mainly by a relative oversupply in the markets. Sawn timber decreased its volume sales in Asia and the Middle East, offset by an increase of its sales in North America. In our pulp business, volume sales increased as prices fell. In the last few months, China has negatively affected pulp markets because of its weakening economy, a sharp devaluation of the Yuan during the third quarter, and less paper demand. A new pulp mill entering the market added new supply to the market, further weakening short fiber prices. Compared to the US$ 1,384.3 million obtained in the fourth quarter of 2014, consolidated sales were 12.8% lower, mainly explained by an 8.5%, 12.0%, and 23.3% decrease in our pulp, panels, and sawn timber businesses, respectively. Revenues by Business Segment Q4 2015 In US$ million Q4 2015 Q3 2015 Q4 2014 Pulp(*) 569.9 47.2% 587.6 45.7% 623.0 45.0% Panels(*) 429.1 35.6% 461.9 35.9% 487.7 35.2% Sawn Timber(*) 172.4 14.3% 204.6 15.9% 224.8 16.2% Forestry 28.0 2.3% 24.3 1.9% 40.3 2.9% Others 7.3 0.6% 7.6 0.6% 8.5 0.6% Total 1,206.8 100.0% 1,285.9 100.0% 1,384.3 100.0% (*) Pulp, Panels and Sawn Timber division sales include energy The main variances by business segment during this quarter were: QoQ Net Sales Price Volume Pulp -3.0% -5.8% 3.2% Panels -7.1% -2.9% -4.5% Sawn Timber -15.7% -5.2% -10.8% (*) Pulp, Panels and Sawn Timber division sales include energy

Interim Review Fourth Quarter 2015 Results March 11th, 2016 Cost of Sales For the fourth quarter of the year, cost of sales reached US$ 843.3 million, US$ 47.6 million or 5.3% lower than the US$ 890.9 million obtained in the third quarter of 2015. This is partially explained by the decrease of sales volume in our panels and sawn timber business segments. In terms of cost by concept, compared with the third quarter of 2015, our main decrease was other raw materials and indirect costs by 28.9%, as well as chemical costs by 18.5%.The price drop in oil has also positively affected our fuel and energy costs, decreasing 21.7% compared to the third quarter. These cutbacks were partially offset by higher maintenance expenses and wages. Unitary costs for bleached softwood pulp increased 0.7%, while unbleached softwood pulp decreased 2.6% during this quarter. Hardwood pulp costs increased by 1.3% from last quarter, although Montes del Plata continues reaching higher cost efficiency. The increase of pulp costs is mainly due to maintenance stoppages in the Nueva Aldea Mill and Valdivia Mill. Other Relevant Items: ? Distribution Costs and Administrative Expenses: Administrative expenses overall increased by 10.7% (US$ 13.7 million), as a result of an increase in counsel fees, other administrative costs and computational services. On the other hand, distribution costs decreased 16.3% (US$20.6 million), due to lower freight costs. As a percentage of revenues, both items combined were 22.0%, showing an upward trend compared to the 21.4% in the previous quarter, and the 20.7% in the quarter before that. ? Foreign Exchange Difference: This item showed a loss of US$ 13.3 million, mainly explained by a 39.7% depreciation of the Argentine peso during this quarter, which affected in US Dollar terms our cash and cash equivalents and receivables from our Argentine subsidiary held in local currency. The Brazilian Real kept its downward trend from last quarter although suffering a shorter downfall, depreciating 9.9% during this quarter compared to the 28.1% depreciation the quarter before.

Interim Review Fourth Quarter 2015 Results March 11th, 2016 Net Income Net income for the fourth quarter of 2015 was US$ 89.1 million, an increase of 2.5% or US$ 2.1 million compared to the US$ 87.0 million obtained in the third quarter of this year. Operating income was US$ 28.5 million or 22.6% lower, mainly due to lower revenues this quarter. On the other hand, non-operating income rose US$ 30.5 million. Arauco acquired the remaining 51.0% of Novo Oeste in Brazil, which explains US$ 8.7 million of the variation. Other major items include an increase in gain from changes in fair value of biological assets. Compared to the same quarter in 2014, net income in the fourth quarter of 2015 was 21.7% or US$ 24.7 million lower. Net Income Variation by Item 3Q15 – 4Q15 (In US$ million)

Interim Review Fourth Quarter 2015 Results March 11th, 2016 Production During the fourth quarter of 2015, our pulp production was 900 thousand Adt, a 2.9% increase compared to the 875 thousand Adt produced in the previous quarter. Although the Nueva Aldea Mill and Valdivia Mill had maintenance stoppages during this quarter, this was offset by the continuing improvement in production from our Montes del Plata Mill. Production volume in our panels division was 1,282 thousand m3, 4.1% or 54 thousand m3 lower than the previous quarter. Production volume from our Sawn Timber division decreased 3.6% or 25 thousand m3, compared to the 700 thousand m3 in the previous quarter. Compared to the fourth quarter of 2014, production volume increased 5.8% in our pulp division, our panel’s production decreased 1.5% and our sawn timber production decreased 7.4%. Production by Business Segment

Interim Review Fourth Quarter 2015 Results March 11th, 2016 Adjusted EBITDA Adjusted EBITDA for the fourth quarter of 2015 was US$ 289.1 million, 10.9% or US$ 35.5 million lower than the US$ 324.6 million reached during the previous quarter. Pulp, panels, and sawn timber business segments saw a decline in their EBITDA, by US$ 14.7 million, US$18.4 million and US$ 1.4 million respectively. Price was a big factor in the pulp business. The fall of adjusted EBITDA in the panels and sawn timber businesses is due to increasing competition from countries with depreciated currencies. Brazil had a weakening demand of MDF that affected our sales. Adjusted EBITDA for the fourth quarter of 2015 was lower by 13.5% or US$ 45.0 million when compared with the US$ 334.1 million reached in the same period of 2014. Adjusted EBITDA In US$ million Q4 2015 Q3 2015 Q4 2014 QoQ YoY FY 2015 FY 2014 YoY Net Income 89.1 87.0 113.8 2.5% -21.7% 367.7 436.9 -15.8% Financial costs 69.2 62.6 69.0 10.4% 0.3% 263.0 246.5 6.7% Financial income -15.2 -15.8 -14.7 -3.7% 3.4% -50.3 -30.8 63.4% Income tax 26.1 26.3 40.5 -0.7% -35.4% 129.7 155.9 -16.8% EBIT 169.2 160.1 208.6 5.7% -18.9% 710.1 808.5 -12.2% Depreciation & amortization 101.3 102.1 111.1 -0.8% -8.9% 400.1 353.4 13.2% EBITDA 270.5 262.2 319.6 3.1% -15.4% 1,110.2 1,162.0 -4.5% Fair value cost of timber harvested 75.2 81.3 93.3 -7.6% -19.4% 306.7 353.3 -13.2% Gain from changes in fair value of biological assets -69.8 -46.6 -84.0 49.7% -16.9% -210.5 -284.5 -26.0% Exchange rate differences 13.3 22.6 7.0 -40.8% 90.5% 41.2 10.0 313.3% Others (*) -0.1 5.1 -1.8 -102.3% -93.4% 34.9 31.5 10.6% Adjusted EBITDA 289.1 324.6 334.1 -10.9% -13.5% 1,282.4 1,272.2 0.8% (*) Includes provision for forestry fire losses. Adjusted EBITDA Variation by Business Segment 3Q15—4Q15 (In US$ million)

Interim Review Fourth Quarter 2015 Results March 11th, 2016 REVIEW BY BUSINESS SEGMENT 1- Pulp Division The last quarter of 2015 experienced a drop in prices, due to changes in demand and supply. Uncertainty and economic instability in China—an important driver in the pulp market—and other countries gave way to less active demand. On the supply side, new pulp mills coming into operation this quarter as well as last quarter led to fairly oversupplied markets. Inventory levels were relatively stable compared to the third quarter, with long fiber inventories decreasing by one day to 29 days and flat inventories for short fiber stocks at 39 days. Long and short fiber prices fell gradually throughout the quarter in Asia, shrinking approximately US$ 50 and US$ 65 per ton respectively, which translates into an 8% and 10% decrease. China´s weakening economy and higher volatility has affected the paper industry in general, even reaching higher inventory levels despite declining production. Paper producers fix prices in dollars that are sometimes paid 90 to 120 days later; therefore, the devaluation of the Yuan has been a critical factor during this quarter. Other Asian countries have had a similar development; their markets are decisively smaller and therefore are practically price-takers. European markets also saw negative price adjustments, although more moderate than in Asia. Both fibers decreased approximately US$ 35, which translates into a 6% decline for long fiber and 4% decline for short fiber. Active demand has been offset by oversupply. The paper market has recovered and producers have been ordering at pertinent levels, weeks and even months in advance. With this in mind, there are possibilities that the price will increase in some paper markets, but will not in turn affect pulp prices. This is due to high inventory levels as well as heightened production. Competition is fairly local, with European producers using more timely and competitive logistics than other producers in the long fiber market. In the Middle East, markets remain active and buyers are benefiting from Europe’s oversupply and China’s instability and diminishing demand to lower prices. Long fiber decreased about 3% during the quarter, while short fiber decreased about 6%. Demand in Latin America remains stable, with the exception of Brazil, whose paper demand has deteriorated. Arauco´s pulp mill located in Argentina only produces long fiber pulp, which has the advantage of mainly competing with imports from the United States. It is important to note that freight expenses fell during this quarter, especially in container shipments. This decrease affected the last quarter of 2015 and should be seen well into the first quarter of 2016, since there are many medium term contracts with buyers. Lower freight expenses means more possibilities to reach other destinations and be more competitive in markets too far away from Chile. Programmed annual maintenances in the Nueva Aldea Plant and Valdivia Plant suffered no setbacks and went according to plan during this quarter.

Interim Review Fourth Quarter 2015 Results March 11th, 2016 2- Sawn Timber Division Sawn timber markets continue to decline during the fourth quarter of 2015, showing lower sales in volume and revenues in comparison to the third quarter of 2015. More supply has been coming from different producers that have taken advantage of their devalued currencies and started to compete in many of our principal markets. In North America, our moldings continue to thrive as the constructions and renovations market maintains its momentum. However, higher export volumes from Brazil have put pressure on prices, especially during this fourth quarter. The rest of Latin America continues to show a stable level of demand, which has enabled us to increase our market share and commercialize the desired product mix. 3- Panels Division Sales have experienced a decline during the last quarter of 2015 when compared to the same quarter of the year before; sales decreased 2.4% in total during the year 2015 when compared to 2014. This is due to two principal factors: the continuous deceleration of MDF demand in the Brazilian market, and a higher supply of plywood from Chile and Brazil which has started to compete in our traditional markets, thus decreasing prices. MDP sales from the Teno Mill have risen throughout 2015, explained by more demand as well as a better sales mix. Particleboard sales in North America kept strengthening thanks to our value added products, and demand remained stable. However, sales declined due to some production problems in some of our mills. The MDF market has been slower in North America, due to lower demand and more competition from Canadian and Brazilian producers that have taken advantage of their currency depreciation to export more of their products. This effect has translated in lower price for MDF panels and moldings. The devaluation of the Real in Brazil, along with a lower demand in local markets and higher supply levels have put pressure in domestic prices throughout the year. This made export volumes increase and at very competitive prices. The ability to export MDF and particleboards from Argentina remained hindered, which meant that practically everything produced within this country was sold locally.

Interim Review Fourth Quarter 2015 Results March 11th, 2016 BALANCE SHEET ANALYSIS Cash Our cash position was US$ 500.0 million at the end of the fourth quarter, which is US$ 528.9 million or 5.5% lower when compared to the end of the third quarter. During this quarter, we had a negative cash flow of US$ 13.7 million. Cash provided by operating activities fell US$ 72.6 million compared to last quarter, mainly due to the decrease in collection of accounts receivable. Cash used by investment activities decreased by US$ 14.0 million compared to the previous quarter, mainly due to lower CAPEX. In addition, cash used in financing activities fell to an outflow of US$ 98.7 million from an outflow of US$ 106.6 million in the third quarter. Payment of borrowings was lower, although it was partially offset by the advanced dividend payment of US$ 43.9 million in December. Financial Debt Arauco’s consolidated financial debt as of December 31, 2015 reached US$ 4,305.4 million, a decrease of 0.5% or US$ 22.3 million when compared to September 2015. Our consolidated net financial debt increased 0.2% or US$ 6.5 million when compared with September 2015. Compared to December 2014 our total consolidated financial debt declined 15.2% or US$ 773.0 million. This decrease mainly includes US$ 370 million due to the payment of a Yankee bond and $ 150 million due to the payment of an Arauco North America loan. Our leverage, measured as Net Financial Debt/ LTM Adjusted EBITDA, varied slightly compared to the third quarter, reaching 3.0 times, as an effect of a lower adjusted EBITDA during this quarter. Compared to December 2014, our leverage decreased from 3.2 times. FINANCIAL DEBT December September December In US$ million 2015 2015 2014 Short term financial debt 291.8 319.7 739.5 Long term financial debt 4,013.6 4,008.1 4,338.9 TOTAL FINANCIAL DEBT 4,305.4 4,327.7 5,078.4 Cash and cash equivalents 500.0 528.9 971.2 NET FINANCIAL DEBT 3,805.4 3,798.9 4,107.3

Debt by currency

Chilean peso 9%
Other Currencies 1%
Argentinean Peso 6%
Brazilian Real 4%
US Dollar 78%

Debt by instrument

Leasing 3%
Banks 23%
Bonds 74%

Net Debt/ LTM Adj.EBITDA

3.2x
2.9x
3.0x
Q4 2014
Q3 2015
Q4 2015

Financial Debt Profile

Financial Obligation by Year
(In US$ Million)

292
55
237
514
403
110
429
411
663
537
125
312
221
92
486
427
59
588
530
58
72
528
528
421
421
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025 & thereafter
Bank loans
Bonds

**Short term debt includes accrued interest*

12

Interim Review Fourth Quarter 2015 Results March 11th, 2016 (*) UF is a Chilean monetary unit indexed to inflation. This portion does not consider the effect of debt in UF swapped to US Dollars Financial Debt Profile For the year 2016, bank amortizations sum up a total of US$ 237 million, which include the following maturities: US$ 159 million in loans of Montes del Plata, US$ 41 million in our Brazilian subsidiaries, and US$ 37 million in leasing from Chile. The amount in bonds refers to interest payments throughout this year. The remaining years have not undergone any major changes in financial obligations during this quarter. Financial Obligation by Year (In US$ Million) *Short term debt includes accrued interest

Interim Review Fourth Quarter 2015 Results March 11th, 2016 FINANCIAL RATIOS FINANCIAL RATIOS Q4 2015 Q3 2015 Q4 2014 FY 2015 FY 2014 Profitability Gross margin 30.1% 30.7% 28.7% 31.8% 31.6% Operating margin 8.1% 9.8% 8.2% 10.8% 10.9% LTM(1) Adjusted EBITDA margin 24.9% 24.9% 23.8% 24.9% 23.8% ROA (EBIT / Total Assets) 4.9% 4.6% 5.6% 5.1% 5.4% ROE (Net Income / Equity) 5.4% 5.2% 6.7% 5.6% 6.4% Leverage LTM Interest Coverage Ratio (Adj. EBITDA / Financial Costs) 4.9x 5.1x 5.2x 4.9x 5.2x Net Financial Debt / LTM Adjusted EBITDA 3.0x 2.9x 3.2x 3.0x 3.2x Total Financial Debt / Total Capitalization(2) 39.3% 39.7% 42.7% 39.3% 42.7% Net Financial Debt / Total Capitalization 34.7% 34.8% 34.5% 34.7% 34.5% Total Financial Debt / Shareholders’ Equity 65.1% 66.2% 75.0% 65.1% 75.0% Net Financial Debt / Shareholders’ Equity 57.6% 58.1% 60.7% 57.6% 60.7% (1) LTM = Last Twelve Months (2) Capitalization = Total financial debt + Equity

Interim Review Fourth Quarter 2015 Results March 11th, 2016 FOURTH QUARTER AND SUBSEQUENT EVENTS AND NEWS Arauco announces purchase of 50% of Spanish company Tafisa In November 2015, Arauco announced a US$ 150 million dollar investment for the subscription of 50% of the Spanish company Tafisa, an affiliate of Sonae Industria. With this purchase, Arauco will have participation in mills distributed in Spain, Portugal, Germany and South Africa with combined production capacity of 4.2 million m3 of panels. The new company will be called Sonae-Arauco, and will produce MDF, PB and OSB panels, as well as sawn timber. Mills are distributed as follows: two panel mills and one saw mill in Spain; two panel mills and one resin facility in Portugal; four panel mills in Germany and two in South Africa. Production capacity will be about 460,000 m3 of OSB, 1.45 million m3 of MDF, 2.27 million m3 of PB and 100,000 m3 of sawn timber. This joint venture enables Arauco to become the second largest producer of composite panels in the world, reaching an annual production capacity of approximately 9 million m3. Purchase is subject to completion of conditions precedent customary to these types of transactions. Three of Arauco’s companies merge to form a single sawn timber – panels business On December 1, 2015, Aserraderos Arauco S.A., Arauco Distribución S.A. and Paneles Arauco S.A. merged to create a single legal entity for Arauco’s offer in the sawn timber and panel production business in Chile. The remaining legal continuer is Paneles Arauco S.A. This merger enables Arauco to streamline processes, and therefore provide a better service to our clients and suppliers.

Interim Review Fourth Quarter 2015 Results March 11th, 2016 FINANCIAL STATEMENTS INCOME STATEMENT US$ Million Q4 2015 Q3 2015 Q4 2014 FY 2015 FY 2014 Revenue 1,206.8 1,285.9 1,384.3 5,146.7 5,342.6 Cost of sales (843.3) (890.9) (987.4) (3,511.4) (3,654.1) Gross Profit 363.5 395.0 396.9 1,635.3 1,688.5 Other income 90.5 72.3 137.1 273.0 368.9 Distribution costs (124.2) (141.0) (148.4) (528.5) (556.8) Administrative expenses (141.7) (127.9) (135.5) (552.0) (550.8) Other expenses (11.1) (18.0) (35.3) (83.4) (138.8) Financial income 15.2 15.8 14.7 50.3 30.8 Financial costs (69.2) (62.6) (69.0) (263.0) (246.5) Participation in (loss) profit in associates and joint 5.5 2.2 0.9 6.7 7.5 ventures accounted through equity method Exchange rate differences (13.3) (22.6) (7.0) (41.2) (10.0) Income before income tax 115.3 113.3 154.3 497.4 592.8 Income tax (26.1) (26.3) (40.5) (129.7) (155.9) Net Income 89.1 87.0 113.8 367.7 436.9 Profit attributable to parent company 86.6 86.2 112.5 362.7 432.0 Profit attributable to non-parent company 2.5 0.8 1.3 5.0 4.9

Interim Review Fourth Quarter 2015 Results March 11th, 2016 BALANCE SHEET US$ Million Q4 2015 Q3 2015 Q4 2014 Cash and cash equivalents 500.0 528.9 971.2 Other financial current assets 32.2 46.0 7.6 Other current non-financial assets 134.0 196.9 177.7 Trade and other receivables-net 733.3 736.2 731.9 Related party receivables 3.1 3.6 4.7 Inventories 910.0 896.2 893.6 Biological assets, current 272.0 249.0 307.6 Tax assets 64.1 34.2 38.5 Non-Current Assets classified as held for sale 3.2 8.1 8.0 Total Current Assets 2,651.9 2,699.1 3,140.7 Other non-current financial assets 0.6 0.0 5.0 Other non-current and non-financial assets 125.5 99.8 101.1 Non-current receivables 15.3 157.1 182.5 Investments accounted through equity method 264.8 262.0 326.0 Intangible assets 88.1 83.9 93.3 Goodwill 69.5 69.1 82.6 Property, plant and equipment 6,896.4 6,850.8 7,119.6 Biological assets, non-current 3,554.6 3,454.6 3,538.8 Deferred tax assets 140.3 148.0 158.3 Total Non-Current Assets 11,155.0 11,125.4 11,607.2 TOTAL ASSETS 13,806.9 13,824.5 14,747.9 Other financial liabilities, current 296.0 324.5 742.3 Trade and other payables 583.0 621.9 630.4 Related party payables 7.1 8.9 6.0 Other provisions, current 0.9 0.5 2.5 Tax liabilities 11.0 15.5 25.9 Current provision for employee benefits 4.5 4.2 3.6 Other non-financial liabilities, current 131.7 168.6 136.3 Total Current Liabilities 1,034.3 1,144.0 1,547.1 Other non-current financial liabilities 4,237.0 4,233.9 4,453.8 Trade and Other payables non-current 0.0 0.0 0.0 Other provisions, non-current 34.5 59.8 64.5 Deferred tax liabilities 1,755.5 1,718.2 1,757.1 Non-current provision for employee benefits 51.9 49.2 48.6 Other non-financial liabilities, non-current 47.2 43.6 62.0 Total Non-Current Liabilities 6,126.2 6,104.7 6,386.1 Non-parent participation 37.7 37.4 47.6 Net equity attributable to parent company 6,608.7 6,538.5 6,767.1 TOTAL LIABILITIES AND EQUITY 13,806.9 13,824.5 14,747.9

Interim Review Fourth Quarter 2015 Results March 11th, 2016 STATEMENT OF CASH FLOWS US$ Million Q4 2015 Q3 2015 Q4 2014 FY 2015 FY 2014 Collection of accounts receivables 1,362.8 1,492.3 1,523.3 5,733.7 5,629.2 Collection from insurance claims 0.0 1.7 5.1 4.7 5.1 Other cash receipts (payments) 83.1 35.6 94.1 333.0 359.5 Payments of suppliers and personnel (less) (1,224.9) (1,210.0) (1,357.7) (4,920.5) (4,811.7) Interest paid and received (29.0) (69.2) (11.3) (212.2) (158.3) Income tax paid (23.8) (15.1) (16.6) (87.8) (37.3) Other (outflows) inflows of cash, net (2.6) 4.2 (2.6) 2.8 (1.4) Net Cash Provided by (Used in) Operating Activities 165.6 239.4 234.3 853.7 985.2 Capital Expenditures (83.5) (103.5) (134.0) (468.7) (612.0) Other investment cash flows 2.3 7.7 73.5 (9.1) (43.1) Net Cash Provided by (Used in) Investing Activities (81.2) (95.8) (60.4) (477.8) (655.2) Proceeds from borrowings 31.9 47.8 56.8 280.9 1,035.6 Repayments of borrowings (86.7) (153.9) (159.2) (949.2) (900.6) Dividends paid (43.9) (0.4) (62.9) (143.0) (141.1) Other inflows of cash, net 0.1 (0.1) (0.1) (0.9) (1.8) Net Cash Provided by (Used in) Financing Activities (98.7) (106.6) (165.4) (812.2) (7.9) Total Cash Inflow (Outflow) of the Period (14.2) 37.0 8.4 (436.3) 322.1 Effect of exchange rate changes on cash and cash equivalents (14.6) (20.0) (9.5) (34.8) (18.2) Cash and Cash equivalents at beginning of the period 528.9 511.9 972.2 971.2 667.2 Cash and Cash Equivalents at end of the Period 500.0 528.9 971.2 500.0 971.2 For more details on Arauco’s financial statements please refer to www.svs.cl or www.arauco.cl DISCLAIMER This news release may contain forward-looking statements concerning Arauco’s future performance and should be considered as good faith estimates by Arauco. These forward looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Arauco’s control and could materially impact Arauco’s performance. Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof and Arauco assumes no obligation to update such statements. References herein to “US$” are to United States dollars. Discrepancies in any table between totals and the sums of the amounts listed are due to rounding. This report is unaudited. For further information please contact: José Luis Rosso jose.rosso@arauco.cl Phone: (56-2) 2461 7221 Fernanda Paz Vásquez fernanda.vasquez@arauco.cl Phone: (56-2) 2461 7494